20 23 BLACKSKY TECHNOLOGY INC. ANNUAL REPORT

Dear Valued Shareholders, With strong and growing demand for our space-based intelligence solutions, 2023 was an exceptional year for BlackSky and another major step forward in the growth of our business. We executed across all aspects of our business and delivered strong operating results against our major goals for the year. Let me highlight some of our major accomplishments in 2023. First, we achieved record revenues exceeding $94 million in 2023, representing a 45% growth compared to the previous year. The growth was primarily attributed to a strong fourth quarter performance driven by customer demand for our core space-based intelligence products of both imagery and analytics and professional & engineering services. Our international business experienced substantial growth in 2023 to roughly 37% of our total revenue, up from 17% in 2022, as geopolitical events and economic issues around the globe continue to shape priorities for various government agencies. Second, we closed more than $265 million in contracted bookings in 2023, fueled by international expansion, led by a $150+ million contract win in Q1 with an international Ministry of Defense for high- frequency tactical imagery and analytics. In addition, we won a $30+ million renewal agreement in Q2 with an international defense sector customer for assured access imagery subscription, coupled with~$50 million in multi-year contracts awarded in Q4 to support the Indonesian Ministry of Defense for immediate assured access and advanced Gen-3 capabilities. Third, our significant financial performance in 2023 was made possible by strong revenue growth of our high-margin imagery and analytic services, disciplined cost management, and ongoing streamlining of our operations. Looking ahead, we are on track to begin launching our Gen-3 satellites this year. Gen-3 capabilities will provide customers with real-time space-based intelligence with high-frequency, low latency delivery of very high-resolution imagery and advanced AI-enabled analytics capable of addressing critical time- sensitive customer needs. In summary, we’re proud of the major milestones we achieved in 2023 and the positive momentum we’ve carried over into 2024. BlackSky’s dynamic hourly monitoring capabilities are increasingly recognized as an essential tool for customers around the world, as evidenced by a robust and growing sales pipeline and growth of our customer base. We are well-positioned to address the vast and growing market opportunity for space-based intelligence that lies ahead. We thank you for your ongoing confidence in BlackSky as we continue to grow the business for sustainable long-term profitable growth. Sincerely, Brian O’Toole Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________________________ FORM 10-K ___________________________________ (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 001-39113 ___________________________________ BLACKSKY TECHNOLOGY INC. ___________________________________ (Exact name of registrant as specified in its charter) Delaware 47-1949578 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 13241 Woodland Park Road Suite 300 Herndon, Virginia 20171 (Address of Principal Executive Offices) (Zip Code) (571) 267-1571 Registrant’s telephone number, including area code ___________________________________ Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Class A common stock, par value $0.0001 per share BKSY The New York Stock Exchange Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 BKSY.W The New York Stock Exchange Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ý No o Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ý No o Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): 1

Large accelerated filer o Accelerated filer o Non-accelerated filer ☒ Smaller reporting company ☒ Emerging growth company ☒ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.o Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.o If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.o Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).o Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).Yes o No ý The aggregate market value of the registrant’s common stock held by non-affiliates as of June 30, 2023 was approximately $303,558,711. Shares of the registrant’s Class A common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose. As of March 15, 2024, there were 146,262,694 shares of the registrant’s Class A common stock, at $0.0001 par value, outstanding. 2

TABLE OF CONTENTS Page Part I Item 1. Business 5 Item 1A. Risk Factors 13 Item 1B. Unresolved Staff Comments 53 Item 1C. Cybersecurity 53 Item 2. Properties 54 Item 3. Legal Proceedings 54 Item 4. Mine Safety Disclosures 55 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 56 Item 6. [Reserved] 56 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 57 Item 7A. Quantitative and Qualitative Disclosures about Market Risk 73 Item 8. Financial Statements and Supplementary Data 73 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 74 Item 9A. Controls and Procedures 74 Item 9B. Other Information 75 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 75 Part III Item 10. Directors, Executive Officers and Corporate Governance 75 Item 11. Executive Compensation 75 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 75 Item 13. Certain Relationships and Related Transactions, and Director Independence 75 Item 14. Principal Accountant Fees and Services 75 Part IV Item 15. Exhibit and Financial Statement Schedules 76 Item 16. Form 10-K Summary 78 Signatures 79 2

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements involve substantial risks and uncertainties. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “could,” “would,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. Forward-looking statements included in this Annual Report on Form 10-K include, but are not limited to, statements regarding: • our ability to retain or recruit key employees; • our ability to grow distribution channels and partner ecosystems; • our anticipated capital expenditures, liquidity, and our estimates regarding our capital requirements; • our ability to integrate proprietary and third-party sensor data; • our ability to add new satellites to our commercial operations; • our ability to invest in our software, research and development capabilities; • our ability to grow a third-party developer community; • our ability to expand our services and offerings to customers both domestically and internationally; • our ability to continue delivering data in a cost-effective manner; • our ability to maintain and protect our brand; • our ability to expand within our current customer base; • our ability to compete with legacy satellite imaging providers and other emergent geospatial intelligence providers; • our ability to maintain intellectual property protection for our products or avoid or defend claims of infringement; • our ability to comply with laws and regulations applicable to our business; • our expectations about market trends and needs; • our estimates of market growth, future revenue, expenses, cash flows, capital requirements and additional financing; • our expectations regarding our ability to progress toward becoming operating cash flow positive; • our ability to manage the timing of capital expenditures to allow for additional flexibility to optimize our long-term liquidity requirements; • our ability to optimize our cash spend to meet short and long-term operational needs; • the volatility of the trading price of our common stock; • the performance of our BlackSky Spectra® software platform; • our plans and expectations for our next generation satellites (“Gen-3”); • the impact of local, regional, national and international economic conditions and events; and • other factors including but not limited to those detailed under the section entitled “Risk Factors.” We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements 3 are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A. “Risk Factors” in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether written or oral, except as required by law. 4

PART I ITEM 1. BUSINESS Overview Founded in 2014, BlackSky Technology Inc. (herein referred to as “BlackSky,” the “Company,” “we,” “us,” or “our”) is a space-based intelligence company that delivers real-time imagery, analytics and high-frequency monitoring of the world’s most critical and strategic locations, economic assets, and events. BlackSky® is trusted by many of the most demanding U.S. and international government agencies and commercial businesses around the world. We are defining a new category of space-based intelligence products and services with real-time imagery and automated analytics, delivered through an easy-to-use interface coupled with our high-revisit and low latency satellite constellation both designed to help customers see, understand and anticipate change for a decisive strategic advantage. BlackSky can image many of the most strategic locations on Earth up to 15 times per day, many traditional Earth observation companies image twice per day. BlackSky designs, owns and operates the industry’s most advanced, purpose-built commercial, real-time intelligence system that combines the power of the BlackSky Spectra tasking and analytics software platform and our proprietary high resolution, low earth orbit ("LEO") small satellite (“smallsat” or “smallsats”) constellation.  BlackSky Spectra is a first-of-its-kind commercial platform that helps customers manage their monitoring activities from space at industry-leading speed, frequency, and economics. The BlackSky constellation is the primary sensor and communications architecture that delivers space-based data to BlackSky Spectra. BlackSky’s satellites fly in unconventional, inclined orbits, and with built-in automated systems, the constellation can distinctly deliver time- diverse, dawn-to-dusk, rapid revisit imagery, and analytics with no humans in the loop. Customers experience the value of BlackSky’s capabilities in the On-Demand and Assured service and product offerings. BlackSky Spectra augments proprietary data collected from our constellations with input from third-party sensors. The Changing Geospatial Market The market is shifting away from static, low-frequency satellite imagery and geospatial mapping solutions toward dynamic and on-demand, high-frequency imagery and advanced analytics that together deliver real-time space-based intelligence. The commercial sensors on orbit expand from a handful of large, expensive commercial satellites to now hundreds and soon to be thousands of space-based sensors that are changing the way we see and understand our world. To capitalize on this paradigm shift, BlackSky deployed a proprietary satellite constellation providing high-frequency, high-resolution imagery and built a fully operational software platform capable of integrating our proprietary data with the data from this proliferation of sensors and other third-party information, such as synthetic aperture radar (SAR) data and radio frequency data from partners, millions of GPS-enabled terrestrial data sources and Internet of Things (IoT) connected devices. Our proprietary software platform, BlackSky Spectra, then applies artificial intelligence (AI) and machine learning (ML) techniques to transform these raw data feeds into real-time actionable intelligence. BlackSky helps customers improve their decision-making processes by incorporating on-demand imagery and AI-driven analytics into their daily operations through our modern, easy-to-use, software-as-a-service (SaaS) customer experience. We can deliver our proprietary, on-demand imagery at a lower cost than legacy providers due to our scalable software platform, our capital efficient constellation design, and adaptable pricing models, among other things. BlackSky’s commercial SaaS approach also gives customers the ability to quickly activate custom, space-based intelligence capabilities with minimal established infrastructure or geospatial knowledge base. Our Vertically Integrated Strategic Assets The need for real-time space-based intelligence is now more important than ever. Recent global events, like the ongoing conflicts in Israel, Sudan and Ukraine and the earthquakes in Turkey and Syria, have reinforced the value of real-time, space-based intelligence. BlackSky is changing the way space is used to deliver vital, actionable intelligence through our two key strategic assets: our high-revisit Earth observation smallsat constellation and our AI-enabled software platform. Our Satellite Constellation We design, develop and operate a constellation of proprietary high-resolution, high-revisit LEO smallsats. Our constellation differentiates BlackSky from competitors as it is optimized to provide reliable and dynamic hourly 5 monitoring of among the most strategic, high-value locations and assets where we believe approximately 90% of the world's gross domestic product occurs. Whereas our competitors are dedicated primarily to mapping the entirety of the Earth on a routine basis and who, therefore, require a larger and more expensive constellation to support their mission, BlackSky's unique architecture delivers highly valued imagery and intelligence with a smaller, more capital efficient, and adaptable constellation. Our constellation can image most locations between the latitudes of 55 degrees North and 55 degrees South with frequent hourly revisits or on-demand, providing our customers with insights and situational awareness throughout the day and as events unfold. BlackSky operates a constellation of satellites that is licensed by National Oceanic and Atmospheric Administration (NOAA) and is optimized for latency and capacity and delivers high revisit imaging and analytic services without a dependency on any individual satellite. This approach enables us to strategically deploy capacity to meet customer needs and tailor the capability over time to meet market demand. Under optimal conditions and measured from dawn-until-dusk, our constellation achieves a peak revisit rate of up to 15 revisits a day. Our current satellites (Gen-2) are purpose-built to serve our monitoring mission and are the primary data source for our BlackSky Spectra software platform. Each satellite is equipped with a modern, commercially-derived optical telescope that can collect imagery at 85-centimeter resolution at nadir. Launched into LEO, approximately 450 kilometers above the surface of the Earth and placed into a mid-inclination orbit whereby the satellites travel from West to East, our constellation is optimally distributed to provide maximum coverage for our customers. Our ability to quickly deliver space-based data is enhanced by strategically-placed BlackSky ground stations worldwide. Our satellite design is further complemented by our autonomous tasking, mission planning, command and control services, and satellite health and safety monitoring embedded within our BlackSky Spectra software. BlackSky’s Gen-2 constellation provides unique value with the ability to collect imagery and analytics from dawn-until-dusk at a higher cadence and at lower cost than traditional providers. U.S. and allied militaries rely on our services for high-revisit monitoring of airfields, vehicle depots, troop movements, and other high-value locations to detect changes in pattern-of-life. BlackSky can distinguish landscape features such as roads and buildings, and gauge commercial activities and patterns such as movements from ships in ports, progress at construction sites, and changes in production by estimating the number of cars in a parking lot. We have designed our next generation satellites (Gen-3) to include significantly enhanced capabilities, including 35-centimeter electro-optical imaging resolution and 1-meter short-wave infrared imaging technology for expanded imaging capabilities in low-light or nighttime. The Gen-3 constellation will also feature improved data communications capabilities that significantly increase the end-to-end delivery speed of intelligence products. We anticipate launching our first Gen-3 satellites in 2024. We believe these Gen-3 advancements will improve our analytics and increase the value we can deliver to our customers. We are vertically integrated and manufacture our satellites through LeoStella, a 50%-owned satellite manufacturing joint venture with Thales Alenia Space. LeoStella has capacity to manufacture up to 40 satellites per year. This vertical integration enables BlackSky to control our satellites through the entire design, manufacturing, and operation process and optimize performance per unit cost. The LeoStella partnership further allows us to learn from and leverage their manufacturing expertise and commercial best practices. 6

Our AI-Enabled Software Platform Our BlackSky Spectra software platform processes millions of observations a day from both our proprietary satellite constellation and by using data from multiple external sources including imaging, radar and radio frequency satellites, environmental sensors, asset tracking sensors, IoT connected devices, internet-enabled narrative sources, and a variety of geotemporal data feeds. The platform uses proprietary mission operations software that optimizes revisit rates and collection capabilities. BlackSky Spectra employs advanced, proprietary AI and ML techniques to process, analyze, and transform these data feeds into fully automated alerts, information, and insights for our customers. These critical insights provide customers with actionable intelligence that supports daily decision making. Customers access BlackSky Spectra’s data and analytics through an easy-to-use web interface on their desktops or mobile devices. Through BlackSky Spectra, customers can task BlackSky's constellation and receive high- resolution imagery and analytics in, on average, under 90 minutes. Importantly, customers can set up alerts so that BlackSky Spectra automatically generates and distributes images from BlackSky satellites and analytics upon the occurrence of certain conditions or changes, giving customers a first-to-know advantage. Understanding the flexibility needed to engage a wide range of customers, BlackSky Spectra gives customers the ability to order imagery from other providers. Customers can also access BlackSky products through application programming interfaces (APIs), which are typically embedded with customers or certain reseller channels. As we collect data, we establish a baseline view of important conditions around the world. Incremental data enables us to detect and understand changes to or deviations from the baseline. BlackSky Spectra leverages this data, much of it proprietary, to accelerate its learning using neural networks. We believe that BlackSky Spectra will benefit from a “flywheel learning effect” as we continuously expand and enrich our proprietary data repository. Designed with security and scalability in mind, BlackSky Spectra is built on the Amazon Web Services platform and reinforced with advanced cybersecurity protection enabling safe and secure integration with U.S. government systems. BlackSky Spectra offers a full software stack that includes a data and sensor integration layer, an extract, transform, load (ETL) layer, an analytics layer that hosts our AI and ML algorithms, an application layer for our customers, an API framework for developers, and our global intelligence database that captures sensor data. BlackSky Spectra has been operating for eight years and is continuously updated and refreshed. We have designed our software stack with a strong focus on API compatibility to enable developers to easily integrate our software with our customers’ information technology platforms. Our goal is for customers to be able to access BlackSky Spectra with minimal incremental technology investment. Software development is an important focus for our future as BlackSky Spectra is the key to turning our geospatial data into actionable intelligence that improves and enhances our customers’ business processes and decisions. Our Key Services and Products BlackSky generates revenue by selling On-Demand and Assured product and service offerings that support a broad range of applications including national security, supply chain intelligence, crisis management, critical infrastructure monitoring, economic intelligence, and others. These offerings are comprised of a predefined, yet customizable, standard set of imagery and software analytics products accessible via our basic subscription plan through our BlackSky Spectra software platform, plus professional and engineering services provided to customers on a project-by-project basis. Imagery and Software Analytical Services • Imagery: We offer high-revisit, high-resolution, satellite imaging products including single-frame day, multi-frame, broad area 2x1, burst, and stereo (2&5-frame) imagery. Through our BlackSky Spectra software platform, customers can directly task our constellation to collect and deliver imagery over specific locations, sites, and regions that are critical to their operations. All imagery products are included in the basic subscription plan for On-Demand tasking. Another option is the multi-year Assured access bundle program, where customers receive secure priority access and imaging capacity over a region of interest on a take or pay basis. • Data, Software, and Analytics: Our AI-generated analytics are also offered on a subscription basis and provide customers with automated access to our site monitoring, event monitoring, and global data 7 services. We provide services related to object change and anomaly detection; site monitoring; and enhanced analytics through which we can detect key pattern-of-life changes in critical locations. These critical locations include infrastructure such as ports, airports, and construction sites; retail activity; commodities stockpiles; and other sites that contain critical commodities and supply chain inventory. While we offer a variety of pricing and utilization options for our imagery and analytical product offerings, most of our agreements are structured as subscription contracts, followed by usage-based pricing and transactional licenses. These options provide customers with flexibility to utilize our imagery and analytical services in a manner that best suits their business needs. We offer pricing tiers that enable the customer to manage collection priorities. For example, during critical events, customers may pay a premium to prioritize their monitoring and collection requirements, while at other times, customers can select lower priority collections to allow for more economical use of their overall subscription. Professional and Engineering Services We also provide professional service solutions to support customer-specific software feature requests and the integration, testing, and training of our imagery and software analytical services into a customer’s organizational processes and workflows. The Company also provides engineering services, which include, developing and delivering advanced satellite and payload systems for a limited number of customers that leverage the Company’s capabilities in mission systems engineering and operations, ground station operations, and software and systems development. We develop and deliver advanced satellites and payload systems, with operational support, for strategic customers that desire to leverage our expertise in mission systems engineering and operations, ground station operations, software, analytics and systems development. In this model, satellite and payload systems are typically sold to government customers or government resellers under a fixed price contract with additional revenue streams for ongoing support and services once the satellite is in orbit. These contracts allow BlackSky to maintain its production line at scale and also benefiting from technological developments and creates ongoing subscription-like contracts. (1) Included in imagery and software analytical services in our Consolidated Statements of Operations and Comprehensive Loss (2) Included in professional and engineering services in our Consolidated Statements of Operations and Comprehensive Loss 8

Our Customers Many of the most important and demanding government and commercial organizations in the world, including U.S defense and intelligence agencies and international ministries of defense, rely on the actionable intelligence we provide. To compete effectively in today’s data-driven military battlefields and commercial market environments, governments and organizations of all sizes and industries face a growing need for timely and affordable geospatial intelligence and analytics to help shape critical decisions. To meet these customer demands, next generation geospatial intelligence platforms must have the ability to deliver situational awareness, location intelligence, and insights into events and activities as they unfold. Our current customer base and market mix are weighted towards U.S. defense and intelligence customers, as we have a long history serving these agencies as a trusted mission partner. We believe there are significant opportunities to expand our imagery and software analytical services, as well as our professional and engineering service offerings, to a broad set of domestic and international customers. Management classifies our customer base predominantly into three categories: • U.S. Federal Government & agencies: We sell to multiple U.S. government agencies that span defense, intelligence, and federal and civilian agencies. Our intelligence customers include the National Reconnaissance Office (“NRO”) and the National Geospatial-Intelligence Agency ("NGA"). In May 2022, we were awarded our largest imagery contract to date, valued at up to $1 billion over a ten-year period with the NRO. Through this contract, we have delivered thousands of images to the NRO and continue to support this important agency through additional study contracts focused on expanding new technologies. We provide analytic services to the NGA under an up to five-year $60 million contract and have continued to win task orders on a regular basis. We also have won contracts across a range of other governmental customers including Department of Defense customers such as the Air Force. • International Governments and Organizations: We sell to multiple foreign governments, agencies, and organizations worldwide. For example, we were awarded a $150+ million, multi-year subscription contract with a major international ministry of defense to provide next generation space-based tactical geospatial intelligence services. We won a multi-year renewal agreement with an international defense sector customer for more than $30 million, expanding and securing priority access to BlackSky’s high-frequency imagery services. Furthermore, we signed a multi-year contract to support the Indonesian Ministry of Defense with space-based capabilities totaling more than $35 million. We also have won contracts with various other foreign agencies, many of which are multi-million-dollar contracts and multi-year in length. • Commercial and Other: Currently, commercial and industrial customers represent a small but important emerging portion of our business. Our services and products can benefit customers in a variety of commercial and industrial infrastructure markets including, but not limited to, energy and utilities, insurance, commodities, mining, manufacturing, logistics, supply chain management, agriculture, environmental monitoring, disaster and risk management, engineering and construction, retail, and consumer behavior. 9

Revenue by Customer Group
17%
1%
2022
82%
37%
1%
2023
62%
U.S. federal government & agencies
International governments
Commercial & other

Our Competitive Differentiation

We believe that we are well-positioned to compete with legacy satellite imaging providers and other emerging geospatial intelligence providers. Our strategy to combine a high-revisit satellite constellation with an AI-enabled SaaS platform has been validated by contract awards from the most demanding customers. Our unique approach removes three important barriers that we believe have hindered the legacy industry from achieving a broader market adoption including: low costs, ease of use through a modern software interface and platform, and assured access to imaging services where, when, and at the frequency customers need it. Key elements of our competitive differentiation include the following:

- ***Low-cost imagery capture***. Our constellation leverages the disruptive economics of small satellites to enable us to capture data in a more cost-effective manner than legacy satellite imagery providers and offer a variety of pricing models. Lower cost, more adaptable products allow us to expand the market for our services.
- ***High-revisit rate, dawn-to-dusk imagery collection***. We have optimized our constellation to deliver high-revisit collection capability of critical, strategic, and economic assets and locations where we estimate about 90% of the world's GDP occurs. Under ideal conditions and measured from dawn-until-dusk, we are capable of revisiting specific locations on Earth up to 15 times per day.
- ***On-demand satellite tasking capabilities***. Using our BlackSky Spectra software platform, which can be accessed through a web-browser or via APIs, customers can easily task our constellation and receive high-resolution imagery and advanced analytics delivered to their email, in-house ERP system, or cloud environment in, on average, under 90 minutes. This first of its kind capability enables an expansion in the market for geospatial intelligence by eliminating the need for customers to deploy resources to design their own platform or employ geospatial analysts.
- ***Integration of proprietary and third-party sensor data***. By combining proprietary and third-party data sources, we can increase the value of our database of sensor-based information at low cost and serve as a full-service geospatial data solution provider.
- ***Continuously growing proprietary intelligence data repository***. As our data repository grows, we expect to benefit from a flywheel effect whereby incremental data enhances our baseline understanding of the world, thereby enabling the delivery of increasingly valuable insights and analytics to our customers.

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• Proprietary, cloud-based software stack. Our cloud-based software platform includes proprietary customer applications—such as an ETL layer, advanced AI/ML modules, and our API framework—that enhance BlackSky Spectra's ability to scale quickly and efficiently deliver meaningful data. • Vertical integration. We design our satellites and manufacture them at LeoStella, our satellite manufacturing joint venture. Control of the satellite production process from design through manufacturing enables us to upgrade our satellites during production and continuously improve our satellites’ capabilities, as well as build and maintain our optimal constellation size at a relatively low cost. • API kit for developers to build geospatial intelligence into next gen applications. We support our customers with a robust, flexible API kit that enables them to integrate our capabilities into their existing platforms and applications with a low upfront financial and time investment. Industry Overview We operate in a large and growing geospatial market that includes both imaging services and analytic solutions. The industry has been evolving over time from a focus on static observation and mapping to a focus on dynamic, high-frequency monitoring capabilities that enable on-demand actionable intelligence. Space-based intelligence is playing an increasingly critical role in decision-making for government agencies, commercial enterprises and organizations around the world. At the same time, a growing number of government defense and intelligence agencies are increasing their reliance on commercial satellite providers to complement their in-house geospatial data sources. According to Markets and Markets, an independent industry research firm, the global geospatial analytics market is projected to grow from about $79 billion in 2023 to about $142 billion by 2028, resulting in a compound annual growth rate of 12.6%. Organizations like the U.S. Space Force, U.S. Army, and Space Development Agency are seeking to leverage commercial small satellite constellations for space-based defense and mission-critical intelligence, a key priority in the U.S. defense budget. U.S. investments in space programs are outpacing broader defense spending and are viewed by those in government as vital to our country's national security and defense strategy. The U.S. Space Force's $30 billion budget request for fiscal year 2024 is about $3.9 billion over what was enacted for the service in fiscal year 2023. About $19.2 billion of the Space Force budget is aimed at research, development, testing and evaluation. In addition, the Space Development Agency, which re-aligned under the Space Force last October, is requesting about $4.7 billion for fiscal 2024, an 80% increase over last year’s request of $2.6 billion. We believe BlackSky's innovative architecture and operational capabilities are well aligned to support the U.S. government's space-based defense priorities. The increase in demand for geospatial imaging and intelligence is coming at a time of limited supply growth. We believe that legacy satellite imaging providers may not be able to provide the capacity needed to meet the growing demand as their aging constellations are being replaced with lower capacity satellites. We believe the expansion of our capacity will be met by strong demand and that we are well positioned to capture a significant share of the growth in the space data and analytics market. Compliance with Government Regulations Our industry is highly regulated and our operations are subject to various foreign, federal, state, and local laws and regulations. We must comply with, and are affected by, laws and regulations relating to the formation, administration, and performance of U.S. government and foreign government contracts. Changes to or additional government regulations or policies relating to our business could increase regulatory uncertainty and may have an adverse effect on our business, financial condition and results of operations. For example, our business requires licenses and permits from the Federal Communications Commission (the “FCC”) and review by and/or coordination with other agencies of the U.S. Government, including the Department of Defense, NOAA and the National Aeronautics and Space Administration (“NASA”), as well as foreign regulators, such as the New Zealand Space Agency. Additional information about the government regulations affecting our business and the risks relating to government contracts appears in “Risk Factors” in Item 1A of this Annual Report on Form 10-K. Intellectual Property 11

We own an intellectual property (“IP”) portfolio that includes a significant amount of proprietary code and actively pursue internal development of proprietary software and other intellectual property. Our portfolio also includes trademarks, service marks, domain names, unpatented trade secrets, know-how, data, and software. While our IP rights in the aggregate are important to our operations, we do not believe that any particular trade secret, trademark, license, or other IP right is of such importance that its loss, expiration, or termination would have a material effect on our business. Employees and Human Capital As of December 31, 2023, we had 279 employees. BlackSky employs a highly technical workforce, with the majority of our employees working in engineering or operations functions and the remainder in our sales and general and administrative functions. Many of our employees bring significant experience from prior positions working for leading defense contractors, satellite manufacturers, other commercial and military aerospace and defense companies, and government agencies. Since our inception, BlackSky has sought to recruit qualified and creative employees who possess diverse business capabilities and align with our core corporate values. Our human capital objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors, and consultants. In addition to competitive salaries, the principal purposes of our cash and equity incentive plans are to attract, retain, and reward personnel through the granting of cash-based and stock-based incentive awards. We believe such plans increase stockholder value by motivating individuals to perform to the best of their abilities and achieve corporate objectives. We are committed to a set of core corporate values. They include: • People First. We operate with respect and transparency. We provide a rich environment for people to grow, fulfill their ambitions and achieve their full potential. • Accountability. We are accountable to meeting and exceeding our commitments to customers and shareholders. • Innovation. We are innovators and thought leaders. We are passionate and relentless about solving problems that matter. • Integrity. We conduct ourselves ethically and honestly. Trust is paramount. • Diversity. We believe that diversity of background and opinion are essential to the strength of our culture. We are committed to an equitable and inclusive environment. • Positive Impact. We are here to contribute to a smarter and safer world. Our shared goal is to contribute to the good of society through the responsible use of our assets. • Celebration. We celebrate our wins and recognize the individual and collective accomplishments of our teams. Corporate Information On September 9, 2021, our predecessor company Osprey Technology Acquisition Corp. (“Osprey”), consummated its merger (the "Merger") with Osprey Technology Merger Sub, Inc., a wholly owned subsidiary of Osprey, and BlackSky Holdings, Inc. Immediately following the Merger, Osprey changed its name to BlackSky Technology Inc. BlackSky Holdings, Inc. ("Legacy BlackSky") survived the Merger and is now a wholly owned subsidiary of BlackSky Technology Inc. Unless the context otherwise requires, references in this Annual Report on Form 10-K to "BlackSky," the "Company," "we," "us," or "our" refer to the business and operations of BlackSky Technology Inc. and its consolidated subsidiaries (including Legacy BlackSky), following the closing of the Merger. Our corporate headquarters is located at 13241 Woodland Park Road, Suite 300, Herndon, VA 20171. Our website is located at www.blacksky.com. The contents of our website are not incorporated into this Annual Report on Form 10-K. Our Class A Common Stock (“Class A common stock”) and warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “BKSY” and “BKSY.W”, respectively. 12

Available Information Our investor relations website is https://ir.blacksky.com. Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at www.sec.gov. We use our investor relations website to post important information for investors, including news releases, company presentations and events, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, in addition to following press releases, SEC filings and public conference calls and webcasts. ITEM 1A. RISK FACTORS An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our Class A common stock. Additional risks and uncertainties that we are currently unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations. If any of the following risks occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. Summary Risk Factors Our business is subject to numerous risks and uncertainties that you should consider before investing in our Class A common stock, as more fully described below this summary. The principal factors and uncertainties that could adversely affect our business include, among others: • We have a limited history of operating at our current scale and under our current strategy, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future. • We may not be able to sustain our revenue growth rate in the future. • Our results of operations are subject to fluctuation from period to period and may not be an accurate indication of future performance; our operating results have fallen, and may in the future fall, below our financial guidance or other projections or the expectations of securities analysts and investors. • The loss of one or more of our largest customers could adversely affect our results of operations. • We have incurred significant losses each year since our inception, we expect our operating expenses to increase, and we cannot give assurances of our future profitability, if any. • The market for our products and services has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected. • Our business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto. • Our ability to grow our business depends on the successful production, launch, commissioning and/or operation of our satellites and related ground systems, which is subject to many uncertainties, some of which are beyond our control. • Our business involves significant risks and uncertainties that may not be covered by insurance. For example, if one or more of our satellite launches result in catastrophic failure or one or more of our in-orbit satellites or payloads fail, and we have not obtained insurance coverage, we could be required to record significant impairment charges for the satellite or payload. 13

• If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition and results of operations. • Currently we are dependent on LeoStella as the sole manufacturer of our satellites. Any significant disruption to LeoStella’s operations or facilities could have a material adverse effect on our business, financial condition, and results of operations. • Our business is capital intensive, and we may not be able to adequately finance our capital needs, including funding future satellites, through operations, or by raising capital, or we may be able to do so only on terms that significantly restrict our ability to operate our business. • Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business. Risks Related to Our Business and Industry We have a limited history of operating at our current scale and under our current strategy, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future. We have a limited history of operating at our current scale and under our current strategy to define the future of real-time space-based intelligence, which makes it difficult to forecast our future results. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by growth stage companies in rapidly evolving markets. We have not achieved profitability, and we may not realize sufficient revenue to achieve profitability in future periods. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our platform, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer. We may not be able to sustain our revenue growth rate in the future. Although our revenue increased in 2023, there can be no assurances that revenue will continue to grow or do so at current rates, and you should not rely on the revenue of any prior quarterly or annual period as an indication of our future performance. Our revenue growth rate may decline in future periods. Many factors may contribute to declines in our revenue growth rate, including increased competition, slowing demand for our products and services from existing and new customers, increased regulatory burdens domestically or abroad, a failure by us to continue capitalizing on growth opportunities, terminations of existing contracts by our customers, and the maturation of our business, among others. If our revenue growth rate declines, our business, financial condition, and results of operations could be adversely affected. Our results of operations are subject to fluctuation from period to period and may not be an accurate indication of future performance; our operating results have fallen, and may in the future fall, below our financial guidance or other projections or the expectations of securities analysts and investors. Our results of operations, including cash flows, have fluctuated significantly in the past and are likely to continue to do so in the future. Accordingly, the results of any one quarter or measuring period should not be relied upon as an indication of future performance. Our quarterly results, financial position, and operations are likely to fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. We have presented many of the factors that may cause our 14 results of operations to fluctuate in this “Risk Factors” section. Fluctuations in our results of operations have caused, and may in the future cause, such results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the trading price of our Class A common stock to decline. Our financial performance is dependent on our ability to generate a sustainable order rate for products and services. This can be challenging and may fluctuate on an annual basis as the number of contracts awarded and as the timing of such awards vary. If we are unable to win new contracts or execute on existing contracts as expected, our business, results of operations and financial position could be further adversely affected. The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our products and services. We are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of our products and services. Therefore, our sales cycle is often long and can vary substantially from customer to customer. Further, decisions to purchase our imagery services can involve significant financial commitments; potential customers for larger monetary or specialized design/engineering contracts generally evaluate our systems, products and technologies at multiple levels within their organization, each of which often have specific requirements, and can involve their senior management and multiple internal approvals. As a result of our long and unpredictable sales cycles, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large sales transactions in a quarter would impact our results of operations and cash flow for that quarter and any future quarters in which revenue from that transaction is lost or delayed. In addition, downturns in new sales may not be immediately reflected in our revenue because we generally recognize revenue over the term of our contracts. The timing of customer billing and payment varies from contract to contract. A delay in the timing of receipt of such collections, or a default on a large contract, may negatively impact our liquidity for the period and in the future. Because a substantial portion of our expenses are relatively fixed in the short-term and require time to adjust, our results of operations and liquidity would suffer if revenue fell below our expectations in a particular period. In addition, our pricing model includes both subscription-based and fixed fee contracts, adding further variability to the timing of our revenue recognition across customer contracts. Other factors that may cause fluctuations in our quarterly results of operations and financial position include, without limitation, those listed below: • termination of one or more large contracts by customers, including for convenience; • the image capacity that is able to be supported by our satellite constellation; • the cost of raw materials or supplied components for the manufacture and operation of our satellites; • satellite or geospatial data and analytics platform failures that reduce the planned network size below projected levels, which result in contract delays or cancellations; • the timing and cost of, and level of investment in, research and development relating to our technologies; • changes in the competitive dynamics of our industry; • prolonged periods of unexpected weather patterns, natural disasters or other events that can impact image quality or force a cancellation or rescheduling of satellite launches; and • general economic, regulatory, and market conditions, such as disruptions in the supply chain due to geopolitical uncertainty and instability. The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. These factors make it difficult for us to accurately predict financial metrics for any particular period. 15

The variability and unpredictability of our quarterly results of operations, cash flows, or other operating metrics could also result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Class A common stock could fall, and we could face costly lawsuits, including securities class action suits. The loss of one or more of our largest customers could adversely affect our results of operations. We are dependent on a small number of customers for a large portion of our revenue. A significant decrease in the sales to or loss of any of our major customers would have a material adverse effect on our business, financial condition, and results of operations. In fiscal years 2023 and 2022, we had three customers that each accounted for more than 10% of our total revenue and in the aggregate, accounted for 67% and 42% of our total net revenue, respectively. Customers in the defense market generally purchase our services in connection with government programs that have a limited duration, leading to fluctuating sales to any particular customer in this market from year to year. If we lose one or more of our major enterprise or government customers, or if we experience a significant reduction in business from one or more major enterprise or government customers, there is no assurance that we would be able to replace those customers to generate comparable revenue over a short time period, which could harm our operating results and profitability. If existing customers do not make subsequent purchases from us or renew their contracts with us, our revenue could decline, and our results of operations would be adversely impacted. We also derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy. Our contract terms with our customers and resellers vary in length and may require the customer or reseller to opt-in to extend the term. Our customers and resellers have no obligation to renew, upgrade, or expand their contracts with us after the terms of their existing contracts have expired. In addition, many of our customer and reseller contracts permit the customer or reseller to terminate their contracts with us with notice periods of varying lengths, and our contracts with U.S. government customers may be terminated for convenience. If one or more of our customers or resellers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers or resellers elect not to renew their contracts with us; if our customers or resellers renew their contractual arrangements with us for shorter contract lengths; or if our customers or resellers otherwise seek to renegotiate terms of their existing contracts on terms less favorable to us, our business, financial condition, and results of operations could be adversely affected. Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our geospatial data and analytics platform and/ or our products and services, the frequency and severity of errors or disruptions in our platform and/or our products and services, our pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in our customers’ spending levels. Our business, financial condition, and results of operations would also be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer prepayments and deposits. Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the use of our products and services depends on a number of factors, including general economic conditions, the quality of our products and services, and our customers’ satisfaction with our products and services. If our efforts to expand within our existing customer base are not successful, our business may suffer. 16

We rely on the significant experience and specialized expertise of our senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow our business successfully. Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers and data scientists, many of whom have numerous years of experience, specialized expertise in our business, and security clearances required for certain defense projects. If we are not successful in hiring and retaining highly qualified engineers and data scientists, we may not be able to extend or maintain our engineering and data science expertise, and our future product development efforts could be adversely affected. Competition for hiring these employees is intense, especially regarding engineers and data scientists with specialized skills and security clearances required for our business, and we may be unable to hire and retain enough engineers and data scientists to implement our growth strategy. Certain U.S. government contracts require us, and some of our employees, to maintain national security clearances. Obtaining and maintaining national security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold national security clearances. Further, some of our contracts contain provisions requiring us to staff an engagement with personnel that the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract. As a result, if we are unable to recruit and retain a sufficient number of qualified employees, we may lose revenue and our ability to maintain and grow our business could be limited. Our future success also depends on the successful execution of our strategy to increase our sales to existing customers, identify and engage new customers, and enter new U.S. and non-U.S. markets, which strategy will depend, among other things, on our ability to successfully build and expand our sales organization and operations. Identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, which could adversely impact our business, financial condition, and results of operations in the short and long term. In order to successfully scale our sales model, we must, and we intend to, increase the size of our direct sales force, both in the United States and outside of the United States, to generate additional revenue from new and existing customers. If we do not hire and retain a sufficient number of qualified sales personnel, our future revenue growth and business could be adversely impacted. It may take a significant period of time before our sales personnel are fully trained and productive, and there is no guarantee we will be successful in adequately training and effectively deploying our sales personnel. Our business would be adversely affected if our efforts to build, expand, train, and manage our sales organization are not successful. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect our rate of growth. In addition, any significant change to the way we structure the compensation of our sales organization may be disruptive and may affect our revenue growth. If we are unable to attract, hire, develop, retain, and motivate qualified sales personnel, if our new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if our marketing programs are not effective or if we are unable to effectively build, expand, retain, and manage our sales organization and operations, our sales and revenue may grow more slowly than expected or materially decline, and our business may be significantly harmed. We may not be able to convert our orders in backlog into revenue. Backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenue. The contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenue, if any, on projects included in backlog could change because many factors affect the scheduling of projects. Cancellation of or adjustments to contracts may occur. Additionally, all U.S. government contracts included in backlog may be terminated at the convenience of the U.S. government. If 17 a U.S. government contract is terminated before completion of all of the contracted work, we may not receive all potential revenue from these orders. The failure to realize all amounts in our backlog could adversely affect our future revenue and gross margins. As a result, our backlog as of any particular date may not be an accurate indicator of our future earnings. Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We could incur significant unanticipated costs if we do not accurately estimate and execute the costs of fixed- price engagements. Certain of our products and services contracts are fixed-price contracts, rather than contracts in which payment to us is determined on a time and materials or other basis. Our failure to estimate accurately the resources and schedule required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition, and results of operations. We are consistently entering into long-term contracts for large projects that magnify this risk. We have been required to commit unanticipated additional resources to complete certain projects, which has resulted in losses on those contracts. In addition, we may fix the price for some projects at an early stage of the project engagement, which could result in a fixed price that is too low. Therefore, any changes from our original estimates could adversely affect our business, financial condition, and results of operations. If we do not establish relationships with high-impact distributors and resellers, or if we fail to optimize relationships with existing members of our distribution channel, or if our distribution channel members suffer financial losses due to adverse economic conditions or otherwise, our ability to generate revenue will be adversely affected. We expect our revenue derived from indirect channel sales to increase in the near future. Our ability to establish relationships with a comprehensive network of distributors, resellers, value-added resellers and similar entities with sufficient qualified and experienced personnel with the right relationships to support the sales of our products and services may impact our ability to generate revenue through this sales channel. If we are unable to develop products, structure products bundles, provide business terms, promote system integrations, optimize the effectiveness of our distributor and reseller network, or attract high-impact distributors, our business results may be negatively impacted. In addition, certain distributors and resellers may not be sufficiently capitalized and may experience difficulties during times of economic contraction. The loss of or a significant reduction in business with those distributors or resellers could harm our business. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to the affected customers. These events could have a material adverse effect on our financial results. There can be no assurance that we will be successful in developing and marketing, on a timely basis, new products or product enhancements, or that the new products will adequately address the changing needs of the marketplace, or that we will successfully manage the transition from existing products. There can be no assurance that errors will not be found in any new or enhanced products. Certain products require a higher level of sales and support expertise or external validation. The market for our products and services has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected. 18

The market for our products and services has not been established with precision as the commercialization of space is a relatively new development and is rapidly evolving. Our views of the total addressable market are based on a number of third-party reports and management estimates, which may or may not accurately reflect future market size and growth. As a result, our views of the total addressable market may prove to be incorrect. We face intense competition that may cause us to either reduce our prices for our products and services or lose market share. We operate in highly competitive industries that are evolving and many of our competitors are larger and have substantially greater resources than we have. Our products and services compete with satellite and aerial imagery and related products and services offered by a range of private and government providers. Our current or future competitors may have superior technologies or greater financial resources, more qualified or experienced personnel or other resources than we have. The value of our products and services may also be diluted by related products and services that are made available free of charge. Competition in our imagery services business is highly diverse, and while our competitors offer different products and services, there is often competition for contracts that are part of governmental budgets. Our major existing and potential competitors for our products and services include commercial satellite imagery companies, state-owned imagery providers, aerial imagery companies, free sources of imagery and unmanned aerial vehicles. We also face competition from companies that provide geospatial data analytic information and services to the U.S. government, including defense contractors. Our competitors or potential competitors could, in the future, offer satellite-based imagery or other products and services with more attractive features than those of our products and services. The emergence of new remote imaging technologies or the continued growth of low-cost imaging satellites could negatively affect our marketing efforts. More importantly, if competitors develop and launch satellites or other imagery-content sources with more advanced or sophisticated capabilities and technologies than ours, or offer products and services at lower prices than ours, our business and results of operations could be harmed. Due to competitive pricing pressures, such as new product introductions by us or our competitors or other factors, the selling price of our products and services may further decrease. If we are unable to offset decreases in our average selling prices by increasing our sales volumes or by adjusting our product mix, our revenue and operating margins may decline and our financial position may be harmed. The U.S. government and foreign governments may develop, construct, launch and operate their own imagery satellites with capabilities comparable or similar to ours, which could reduce their need to rely on us and other commercial suppliers. In addition, such governments could sell or provide free of charge Earth imagery from their satellites and thereby compete with our products and services. Also, our government customers may at times make our imagery freely available for humanitarian purposes, which could impair our revenue growth with non- governmental organizations. In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, subsidies and other protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with satellite development activities for these competitors and increases their competitiveness advantage. This market environment may result in increased pressures on our pricing and other competitive factors. Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and 19 expand their product and service offerings more quickly than we do. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and margins, and loss of market share. In addition, industry consolidation may impact customers’ perceptions of the viability of smaller or even mid- size companies and consequently customers’ willingness to purchase from such firms. We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected. In addition, companies competing with us may have a different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced margins, and loss of market share, any of which could harm our business and results of operations. We have incurred significant losses each year since our inception, we expect our operating expenses to increase, and we cannot give assurances of our future profitability, if any. We have incurred significant losses each year since our inception and we may never achieve or maintain profitability. As of December 31, 2023, we had an accumulated deficit of $599.0 million. As we continue to expand our business and the breadth of our operations, upgrade our infrastructure, expand into new markets, invest in research and development, invest in sales and marketing, including expanding our sales organization, and incur costs associated with general administration, including expenses related to being a public company and hiring additional employees, we expect that our costs of revenue and operating expenses will continue to increase. As we seek to grow our customer base, we may also incur increased losses because the costs associated with acquiring and growing our customers and with research and development are generally incurred upfront, while our revenue from customer contracts is generally recognized over the contract term. We may not be able to increase our revenue at a rate sufficient to offset increases in our costs of revenue and operating expenses in the near term or at all, which would prevent us from achieving or maintaining profitability in the future. Any failure by us to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect our business, financial condition, and results of operations. If we are unable to become profitable, we may not be able to execute our business plan, our prospects may be harmed, and our stock price may be adversely affected and decline. Risks Related to Our Operations Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, and give rise to potential harm to customers, remediation and other expenses under a variety of domestic and international laws or other laws or common law theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business and operations. Our operations, products, solutions, analysis and intellectual property are inherently at risk of loss, inappropriate access or use, or tampering by both insider threats and external bad actors. In particular, as a defense contractor, we face an increased potential of cyber and other security threats, including: • attempts to gain unauthorized access to our sensitive information, networks, operations and assets both cyber and physical; • insider threats; • threats to the safety of our directors, officers and employees; • threats to the security and viability of our facilities, infrastructure and supply chain; • and threats from state-sponsored and otherwise sophisticated actors, terrorist acts or other acts of aggression. 20

Our customers and partners (including our supply chain, software and data providers, joint ventures and service providers) face similar threats and growing requirements. With regard to cyber incidents in particular, the secure maintenance of this information and technology is critical to our business operations. We have implemented multiple layers of security measures designed to protect the confidentiality, integrity, availability and privacy of this data and the systems and devices that store and transmit such data. We utilize current security technologies, and our defenses are monitored and routinely tested internally. However, cybersecurity threats can come from a variety of sources, ranging in sophistication from an individual hacker to malfeasance by employees, consultants or other service providers to state-sponsored attacks. Cyber threats may be generic, or they may be custom-crafted against our information systems. Over the past several years, cyber- attacks have become more prevalent and much harder to detect and defend against. Our network and storage applications and other systems used in our business and operations may be vulnerable to cyber-attack, malicious intrusion, ransomware or other malicious software, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. Further, because our teams are distributed and our employees often work remotely, the cybersecurity risks we face may be heightened by an increased attack surface across our business and those of our service providers and other third parties we work with. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures. There can be no assurance that we will not be subject to cybersecurity incidents that bypass our security measures, impact the integrity, availability or privacy of data, including data that may be subject to privacy or security laws or disrupt our information systems, devices or business. As a result, cybersecurity, physical security and the continued development and enhancement of our controls, processes and practices designed to protect our enterprise, information systems and data from attack, damage or unauthorized access remain a priority for us. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities. The occurrence of any of these events, or the perception any such event has occurred, could result in: • harm to or a loss of customers and partners; • business interruptions, delays and losses; • costly remediation and prevention efforts; • the loss, misappropriation, corruption or unauthorized access to, or alteration or unavailability of data; • the loss of the ability to communicate with our satellites or for our satellites to communicate with our ground stations; • government and regulatory investigations, claims, demands and litigation, including potential class action litigation, and potential liability under privacy, security and other applicable laws; • regulatory fines, penalties and sanctions; • reputational damage; and • increase to insurance premiums. Moreover, given our customer base, a cyber or physical security event that involves classified or other sensitive government information or certain controlled technical information, could subject us to civil or criminal penalties and could result in loss of our facility security clearance and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor. 21

Any of the foregoing events could have a material, adverse effect on our financial position and operating results and harm our business reputation. We maintain cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Risks related to cybersecurity will increase as we continue to grow the scale and functionality of our geospatial data and analytics platform and process, store, and transmit increasingly large amounts of our customers’ information and data, which may include proprietary or confidential data or personal data. We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, and other third parties, including other SaaS companies, to support some of our customers and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations. We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS and Microsoft Azure, in order to operate some or all of certain key features or functions of our business, including deployment of our cloud-based imagery services and other geospatial and data analytic services, customer relationship management activities, billing and order management, and financial accounting services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that they become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in the delivery of our products and services that include the development, integration, and operations of satellite and ground systems, our revenue and margins could decline, our reputation and brand could be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers. Our business is dependent upon our ability to keep pace with the latest technological changes. The market for our products and services is characterized by rapid technological change and evolving industry standards and, as we try to define a new market for space-based intelligence, the need to evolve is even more acute. Failure to respond in a timely and cost-effective way to these technological developments would result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenue from providing products and services that are based upon today’s leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances and needs of our customers, and evolving industry standards. We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new offerings and technologies or to adapt or modify our existing offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new offerings and technologies or identification of and expansion into new markets. Due to the design complexity of our products, we may, in the future, experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance 22 that the market for our products and services will develop or continue to expand or that we will be successful in newly identified markets as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenue and harm our business. Market acceptance of our commercial high-resolution imagery and related products and services depends on a number of factors, including their quality, scope, timeliness, sophistication, and price and the availability of substitute products and services. We cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our technologies or develop technologies that better meet the needs of our customers. The possibility exists that our competitors might develop new technology or offerings that might cause our existing technology and offerings to become obsolete. If we fail to develop, manufacture, and market innovative technologies or services that meet customers’ requirements or our technologies and services fail to achieve market acceptance more rapidly as compared to our competitors, our ability to procure new contracts could be negatively impacted and our business may not continue to grow in line with historical rates or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our business, financial condition, and results of operations could be materially and adversely affected. Our business involves significant risks and uncertainties that may not be covered by insurance. For example, if one or more of our satellite launches result in catastrophic failure or one or more of our in-orbit satellites or payloads fail, and we have not obtained insurance coverage or have not obtained sufficient insurance coverage, we could be required to record significant impairment charges for the satellite or payload. We endeavor to obtain insurance coverage from established insurance carriers to cover certain risks and liabilities related to our business. However, the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and even if adequate, may delay constellation or platform upgrades, which would negatively impact our ability to meet customer commitments and revenue expectations. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities. While we maintain insurance to cover certain risks and liabilities related to our business, we have not historically obtained and may not maintain launch or in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our in-orbit uninsured satellites or payloads fail, one or more of our uninsured satellites is destroyed during failed launch, or if we have not obtained sufficient insurance for a particular event, we could be required to record significant impairment charges for the satellite or payload. We may review the purchase of launch insurance on a case-by-case basis evaluating the launch history of our launch provider, the status of our constellation, our ability to launch additional satellites in the near term, and the cost of insurance, among other factors. We will evaluate risks associated with our satellite business and strive to ensure that such risks are appropriately insured. In some instances, we may not maintain launch or in-orbit insurance coverage for our satellites. Although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations. In addition, even though we carry business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenue or significant additional costs to replace, 23 repair or insure our assets, which could have a material adverse impact on our business, financial condition, and results of operations. Issues in the use of artificial intelligence (“AI”), including machine learning, in our geospatial data and analytics platforms may result in reputational harm or liability. AI is enabled by or integrated into some of our geospatial data and analytics platforms and is a growing element of our business offerings. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on our financial condition and operations or the financial condition and operations of our customers, we may experience competitive harm, legal liability and brand or reputational harm. Our products and services are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our or our customers’ resources from other purposes. We devote substantial resources to research and development, which could cause our operating results to decline. Our products and services, including our satellites, satellite systems, and ground station infrastructure, are extremely complex and must operate successfully with complex hardware and software from other vendors. Despite testing, our BlackSky Spectra platform and products contain defects and errors and may in the future contain defects or errors, or experience performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. We also employ sophisticated design and testing processes and practices for our satellites and satellite systems, which include a range of stringent factory and on-site acceptance tests with criteria and requirements that are jointly developed with customers. Our systems may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or we may not be able to detect and fix all defects and errors in the satellites and our products and services. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, diversion of our personnel’s attention from our product development efforts, exposure to liability for damages, damaged customer relationships, and harm to our reputation, any of which could materially harm our results of operations. In addition, increased development costs could be substantial and could reduce our operating margins. The existence of any defects, errors, or failures in our products and services or the misuse of our products or services could also lead to lawsuits against us, result in injury, death, or property damage, and significantly damage our reputation and support for our products and services in general. Alleviating any of these problems could require additional significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licenses, which could cause us to lose existing or potential customers and could adversely affect our business, financial condition, results of operations, and growth prospects. In addition, our products and services integrate a wide variety of other elements, and our products and services must successfully interoperate with products from other vendors and our customers’ own technologies. As a result, when problems occur for a customer using our products and services, it may be difficult to identify the sources of these problems. The occurrence of software errors or errors in data, whether or not caused by our products and services, could delay or reduce market acceptance of our products and services and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. In addition, we may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain the compatibility of our products and services 24 with our customers’ network and security infrastructures, our customers may not be able to fully adopt our offerings, and we may, among other consequences, experience reduced adoption of or demand for our products and services, which could adversely affect our business, financial condition, and results of operations. Further, the incorrect or improper implementation or use of our software, our failure to train customers on how to benefit from full utilization of our platform, or our failure to provide support services to our customers may result in errors or loss of data and as a result, dissatisfied customers, negative publicity, and harm to our reputation and brand, or legal claims against us. We have limited experience with respect to determining the optimal prices and pricing structures for our products and services. We expect that we may need to change our pricing model from time to time, including as a result of competition, global economic conditions, reductions in our customers’ spending levels generally, changes in product mix, pricing studies or changes in how information technology infrastructure is broadly consumed. Similarly, as we introduce new products and services, or as a result of the evolution of our existing products and services, we may have difficulty determining the appropriate price structure for our products and services. In addition, as new and existing competitors introduce new products or services that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our products and services to larger organizations, these larger organizations may demand substantial price concessions. As a result, we may be required from time to time to revise our pricing structure or reduce our prices, which could adversely affect our business, financial condition, and results of operations. If we fail to meet our service level commitments, our business, results of operations and financial condition could be adversely affected. Our agreements with customers and resellers may provide for service level commitments, which contain specifications regarding the availability and performance of our products and services such as assured access and guaranteed capacity. Any failure of or disruption to our infrastructure could impact the performance of our satellites and the availability of our products and services to our customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our products and services, we may be contractually obligated to provide affected customers with service credits for future subscriptions, and, in certain cases, face contract termination with refunds of prepaid amounts. If we suffer performance issues or downtime that exceeds the service level commitments under our contracts with our customers, our business, financial condition, and results of operations would be adversely affected. Our business, financial condition, results of operations, and prospects may be harmed if we are unable to cross-sell our solutions. A significant component of our growth strategy is to increase the cross-selling of our products and services to current and future customers, however, we may not be successful in doing so if our customers find our additional solutions to be unnecessary or unattractive. We have invested, and intend to continue to invest, significant resources in developing and acquiring additional solutions, which resources may not be recovered if we are unable to successfully cross-sell these solutions to customers using our existing solutions. Any failure to sell additional solutions to current and future customers could harm our business, financial condition, results of operations, and prospects. Any failure to offer high-quality technical support may harm our relationships with our customers and have a negative impact on our business and financial condition. Our customers depend on our customer support team to resolve technical and operational issues relating to our products and services. Our ability to provide effective customer support globally is largely dependent on our ability to maintain self-service support resources and to attract, train, and retain qualified personnel with experience in 25 supporting customers with products and services such as ours. As we continue to grow our operations and expand internationally, we need to be able to provide efficient customer support that meets our customers’ needs globally at scale and our customer support team will face additional challenges, including those associated with delivering support, training, and documentation in languages other than English, and partner collaboration to deliver the necessary in-language customer support. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, our ability to sell our products and services to existing and prospective customers, and our business, financial condition, and results of operations. We are obligated to develop and maintain proper and effective internal control over financial reporting. If we identify material weaknesses in the future, or otherwise fail to develop and maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected, which may adversely affect investor confidence in our company and the value of our Class A common stock. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. We may discover control deficiencies in the future, and we cannot assure you that we will not have a material weakness in future periods. If we are unable to successfully remediate any future material weakness and otherwise to establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our Class A common stock could be materially and adversely affected. Similarly, if our remedial measures are insufficient to address any future material weakness on a timely basis, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. Additionally, the process of maintaining internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 is and will continue to be time consuming, costly and complicated. Moreover, the effectiveness of our controls and procedures may be limited by a variety of factors, including: • faulty human judgment and simple errors, omissions or mistakes; • fraudulent action of an individual or collusion of two or more people; • inappropriate management override of procedures; and • the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control. Our ability to use net operating loss carryforwards and certain other tax attributes may be limited. As of December 31, 2023, we had $57.8 million of tax-effected U.S. federal net operating loss carryforwards available to reduce future taxable income. It is possible that we will not generate sufficient taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but, for taxable years beginning after 2020, the deductibility of such net operating losses is limited to 80% of taxable income. Limitations under state law may differ. In addition, our U.S. federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership (by value) by “5-percent shareholders” that exceeds 50 percentage points 26 over a rolling three-year period. Similar rules may apply under state tax laws. We completed our analysis of historical “ownership changes” for purposes of Section 382 and Section 383 of the Code and believe an immaterial portion of our cumulative U.S. federal net operating loss carryforwards will expire unutilized. Risks Related to Our Government Contracts Our business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto. We have contracts with the U.S. government, and we may enter into additional contracts with the U.S. government in the future, and this subjects a large part of our business to statutes and regulations applicable to companies doing business with the government, including the Federal Acquisition Regulation (“FAR”). These government contracts customarily contain provisions that give the government substantial, and sometimes unilateral, rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. The FAR governs all aspects of government contracting, including contractor qualifications and acquisition procedures. The FAR provisions in U.S. government contracts must be complied with in order for the contract to be awarded and provide for government audits and reviews of contract procurement, performance and administration. For instance, the U.S. government will have the right to unilaterally terminate and may have the right to unilaterally modify contracts for its convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source. Government contracts often also contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to: • Terminate existing contracts for convenience with no prior notice; • Reduce orders under or otherwise modify contracts unilaterally; • For contracts subject to the Truthful Cost or Pricing Data Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not current, accurate, and complete; • For some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated; • Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable, or if government programs are subject to a continuing resolution; • Decline to exercise an option on a multi-year contract; • Claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position; • Prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest; • Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract; • Suspend or debar us from doing business with the applicable government; and 27

• Control or prohibit the export of our products, intellectual property or services. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our gross margins, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example: • specialized disclosure and accounting requirements unique to government contracts; • financial and compliance audits that may result in potential liability or price adjustments, recoupment of government funds for misapplication or identification of costs, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government; • public disclosures of certain contract and company information; • mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements; and • requirements to procure certain materials, components and parts from specific countries or supply sources approved by the customer. Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. New regulations or procurement requirements (including, for example regulations regarding counterfeit and corrupt parts, supply chain diligence and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. In addition, if we fail to comply with government contracting laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results. Our role as a contractor to agencies and departments of the U.S. government results in our being routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others. These investigations may be conducted without our knowledge. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings, and we could face civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with U.S. government agencies were impaired, or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue would decline. Further, changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which we or our customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of our contracts, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities, all of which could negatively impact our business, financial condition, results of operations and cash flows. In addition, continued uncertainty related to recent and future disruptions in U.S. federal government operations, such as government shutdowns, the U.S. budget and/or failure of the U.S. government to enact annual appropriations, such as long-term funding under a continuing resolution, could have a material adverse impact on our revenue, earnings and cash flow and may negatively impact regulatory approvals and guidance that are important to our operations. We face other risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business. 28

Our products and services are incorporated into many different domestic and international defense programs. Whether our contracts are directly with the U.S. government, a foreign government, or one of their respective agencies, or indirectly as a subcontractor or team member, our contracts and subcontracts are subject to special risks. For example: • Changes in government administration and national and international priorities, including developments in the geopolitical environment, could have a significant impact on national or international defense spending priorities and the efficient handling of routine contractual matters. These changes could have a negative impact on our business in the future. • Because we contract to supply goods and services to the U.S. and foreign governments and their prime and subcontractors, we compete for contracts in a competitive bidding process. We may compete directly with other suppliers or align with a prime or subcontractor competing for a contract. We may not be awarded the contract if the pricing or product offering is not competitive, either at our level or the prime or subcontractor level. In addition, in the event we are awarded a contract, we are subject to protests by losing bidders of contract awards that can result in the reopening of the bidding process, re-evaluation and new award of the contract to another bidder. In addition, we may be subject to multiple rebid requirements over the life of a defense program in order to continue to participate in such program, which can result in the loss of the program or significantly reduce our revenue or margin from the program. The government’s requirements for more frequent technology refreshes on defense programs may lead to increased costs and lower long term revenue. • Consolidation among defense industry contractors has resulted in a few large contractors with increased bargaining power relative to us. The increased bargaining power of these contractors may adversely affect our ability to compete for contracts and, as a result, may adversely affect our business or results of operations in the future. Our customers include U.S. government contractors who must comply with and are affected by laws and regulations relating to the formation, administration, and performance of U.S. government contracts. In addition, when we contract with the U.S. government, we must comply with these laws and regulations. A violation of these laws and regulations could result in the imposition of fines and penalties to us or our customers or the termination of our or their contracts with the U.S. government. As a result, there could be a delay in our receipt of orders from our customers, a termination of such orders, or a termination of contracts between us and the U.S. government. A large portion of our contracts are with U.S. and international defense contractors or directly with the U.S. government on a commercial item basis, eliminating the requirement to disclose and certify cost data. To the extent that there are interpretations or changes in the FAR regarding the qualifications necessary to sell commercial items, there could be a material impact on our business and operating results. For example, there have been legislative proposals to narrow the definition of a “commercial item” (as defined in the FAR) or to require cost and pricing data on commercial items that could limit or adversely impact our ability to contract under commercial item terms. Changes could be accelerated due to changes in our mix of business, in federal regulations, or in the interpretation of federal regulations, which may subject us to increased oversight by the Defense Contract Audit Agency for certain of our products or services. Such changes could also trigger contract coverage under the Federal Cost Accounting Standards (“CAS”), further impacting our commercial operating model and requiring compliance with a defined set of business systems criteria. Growth in the value of certain of our contracts has increased our compliance burden, requiring us to implement new business systems to comply with such requirements. Failure to comply with applicable CAS requirements could adversely impact our ability to win future CAS-type contracts. We are subject to the Defense Federal Acquisition Regulation Supplement (“DFARS”) and the Department of Defense (“DoD”) and other federal cybersecurity requirements, in connection with our defense work for the U.S. government and defense contractors. Amendments to DoD cybersecurity requirements, such as through amendments to the FAR or DFARS, may increase our costs or delay the award of contracts if we are unable to certify that we satisfy such cybersecurity requirements. 29

The U.S. government or a defense contractor customer could require us to relinquish data rights to a product in connection with performing work on a defense contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program. We are subject to various U.S. federal export control statutes and regulations, which affect our business with, among others, international defense customers. In certain cases, the export of our products and technical data to foreign persons, and the provision of technical services to foreign persons related to such products and technical data, may require licenses from the U.S. Department of Commerce or the U.S. Department of State. The time required to obtain these licenses, and the restrictions that may be contained in these licenses, may put us at a competitive disadvantage with respect to competing with international suppliers who are not subject to U.S. federal export control statutes and regulations. In addition, violations of these statutes and regulations can result in civil and, under certain circumstances, criminal liability as well as administrative penalties which could have a material adverse effect on our business, financial condition, and results of operations. Sales to our U.S. defense contractor customers as part of foreign military sales programs combine several different types of risks and uncertainties highlighted above, including risks related to government contracts, risks related to defense contracts, timing and budgeting of foreign governments, and approval from the U.S. and foreign governments related to the programs, all of which may be impacted by macroeconomic and geopolitical factors outside of our control, including factors related to the conflict in the Middle East or Russia’s actions in Ukraine. We derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. Therefore, certain of our employees with appropriate security clearances may require access to classified information in connection with the performance of a U.S. government contract. We must comply with security requirements pursuant to the National Industrial Security Program Operating Manual (“NISPOM”) administered by the Defense Counterintelligence and Security Agency (“DCSA”), and other U.S. government security protocols when accessing sensitive information. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract, or potentially debarment as a government contractor. Further, DCSA has transitioned its review of a contractor’s security program to focus on the protection of controlled unclassified information and assets. Failure to meet DCSA’s broader requirements could adversely impact our ability to win new business as a government contractor. We may need to invest additional capital to build out higher level security infrastructure/obtain certain security accreditations to win contracts, and maintain them, related to defense programs with higher level security requirements. Failure to invest in such infrastructure may limit our ability to obtain new contracts with defense programs or maintain existing contracts that contain such contractual or regulatory security requirements. If we win contracts that require a higher level of security infrastructure/accreditation status and do not maintain such standards/ accreditations, then it could result in contract termination that has a material adverse effect on our business, financial condition and results of operations, and reputational harm. Changes in U.S. government policy regarding use of commercial data or space infrastructure providers, or material delay or cancellation of certain U.S. government programs, may have a material adverse effect on our revenue and our ability to achieve our growth objectives. Current U.S. government policy encourages the U.S. government’s use of commercial data and space infrastructure providers to support U.S. national security objectives. We are considered by the U.S. government to be a commercial data provider. U.S. government policy is subject to change and any change in policy away from supporting the use of commercial data and space infrastructure providers to meet U.S. government imagery and 30 space infrastructure needs, or any material delay or cancellation of planned U.S. government programs, could materially adversely affect our revenue and our ability to achieve our growth objectives. If our subcontractors or suppliers fail to perform their contractual obligations, our performance and reputation as a contractor and our ability to obtain future business could suffer. As a prime contractor to the U.S. government, from time to time we rely upon other companies as subcontractors to perform work we are obligated to perform for our customers. As we secure more work under certain of our contracts, we may require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fails to satisfactorily perform the agreed-upon services on a timely basis or violates U.S. government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our customers’ expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A termination for default could expose us to liability, including liability for the agency’s costs of re-procurement, could damage our reputation and could hurt our ability to compete for future contracts. We also are required to procure certain materials and parts from supply sources approved by the U.S. government. The inability of a supplier to meet our needs or the appearance of counterfeit parts in our products could have a material adverse effect on our financial position, results of operations or cash flows. Risks Related to Our Satellites and Ground Stations Our ability to grow our business depends on the successful production, launch, commissioning and/or operation of our satellites and related ground systems, which is subject to many uncertainties, some of which are beyond our control. Our current primary research and development objectives focus on the development of our satellites and our products and services. We have limited operational experience with our satellites, and our Gen-3 satellites are still in development and may not be completed on time or at all and the costs associated with development may be greater than expected. While we estimate the gross costs associated with designing, building and launching our Gen-3 satellites will be significant, there can be no assurance that we will complete this on a timely basis, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development, integration, and operations of our satellites and our products and services involves many uncertainties, some of which are beyond our control, including, but not limited to: • delays in finalizing satellite design and specifications; • issues with performance of satellites and our space system meeting design specifications; • failure of satellites and our space system as a result of technological or manufacturing difficulties, design issues or other unforeseen matters; • engineering and/or manufacturing performance failing or falling below expected levels of output or efficiency; • increases in costs of materials; • changes in project scope; • inability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, or to maintain current approvals, licenses or certifications; • issues with performance of manufacturing facilities that we use despite risks that disrupt productions, such as natural disasters, catastrophic events or labor disputes; 31

• issues with performance of a limited number of suppliers for certain raw materials and supplied components, the accuracy of supplier representations as to the suitability of such raw materials and supplied components for our products, and their willingness to do business with us; • issues with performance of our internal and third-party resources that support our research and development activities; • inability to protect our intellectual property critical to the design and function of our satellites and our products and services; • inability to continue funding and maintaining our research and development activities; • failure to complete demonstration missions; and • the impact of geopolitical events on us, our customers and suppliers, and the global economy. If any of the above events occur, they could have a material adverse effect on our ability to continue to develop, integrate and operate our satellites and related infrastructure, products and services, which would materially adversely affect our business, financial condition and results of operations. Loss of, or damage to, a satellite and the failure to obtain data or alternate sources of data for products and services may have an adverse impact on our business, financial condition, and results of operations. If our satellites and related equipment have shorter useful lives than we anticipate, we may be required to recognize impairment charges. We rely on data collected from a number of sources including data obtained from our satellites and from third parties. We may become unable or limited in our ability to collect such data. For example, satellites can temporarily go out of service and be recovered, or cease to function for reasons beyond our control, including the quality of design and construction, the supply of fuel, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits and space environments in which the satellites are placed and operated. Electrostatic storms, collisions with other objects (including, but not limited to, space debris and other spacecrafts) or actions by malicious actors, including cyber related, could also damage the satellites and subject us to liabilities for any damages caused to other spacecrafts. Additionally, in certain instances, governments may discontinue for periods of time the access to or operation of a satellite for any particular area on the Earth and for various reasons may not permit transmission of certain data, whether from a satellite owned by the government or not. Satellites can experience malfunctions, commonly referred to as anomalies, which have occurred and may occur in the future in our satellites. Any single anomaly could materially and adversely affect our ability to utilize the satellite. Anomalies may also reduce the expected capacity, commercial operation and/or useful life of a satellite, thereby reducing the revenue that could be generated by that satellite or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity earlier than planned and could have a material adverse effect on our business. For example, we have previously experienced the loss of a satellite that never went into commercial operations as a result of an anomaly, as well as a launch failure in which we lost two satellites before getting to orbit. In addition, if a satellite experiences a malfunction, our backup satellite capacity may be insufficient to meet all of our customers’ needs or cause service interruptions, and we may need to potentially blackout or reduce service to certain customers, which would adversely affect our relationships with our customers and result in loss of revenue. Although we work closely with our satellite manufacturer to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in the satellites, we may not be able to prevent the impacts of anomalies in the future. Satellites have certain redundant systems which can fail partially or in their entirety and accordingly satellites may operate for extended periods without all redundant systems in operation, but with single points of failure. The failure of satellite components could cause damage to or loss of the use of a satellite before the end of its expected operational life. Certain of our satellites are nearing the end of their expected operational lives. As satellites near the end of their expected operational lives, we expect the performance of each satellite to decline gradually. We can offer no assurance that satellites will maintain their prescribed orbits or remain operational throughout their expected operational lives and we may not have replacement satellites that are immediately available. 32

We evaluate our satellites for impairment and test for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Certain of the anomalies previously disclosed may be considered to represent a significant adverse change in the physical condition of a particular satellite. There can be no assurance as to the actual operational life of a satellite or that the operational life of individual components will be consistent with their design life. A number of factors will impact the operational lives of our satellites, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the satellites during launch and in orbit. In addition, any improvements in technology may make obsolete our existing satellites or any component of our satellites prior to the end of their lives. If our satellites and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our commercial payloads and declines in actual or planned revenue, which would have a material adverse effect on our business, financial condition, and results of operations. Long-lived assets, including goodwill and intangible assets, are tested annually for impairment in the fourth quarter or whenever there is an indication that an asset may be impaired. Disruptions to our business, unexpected significant declines in our operating results, adverse technological events or changes in the regulatory markets in which we operate may result in impairment charges to our tangible and intangible assets. Any future impairment charges could substantially affect our reported results. Satellites are subject to construction and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect our operations. Delays in the construction of future satellites and the procurement of requisite components, limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement could have a material adverse effect on our business, financial condition, and results of operations. The loss of, or damage to, a satellite due to a launch failure has historically resulted, and could result, in significant delays in anticipated revenue to be generated by that satellite and/or significant impairment charges. Any significant delay in the commencement of service of a satellite could delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of a satellite were to occur, we may not be able to accommodate affected customers with our other satellites or data from other sources until a replacement satellite becomes available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement or data supplement. An extended launch delay beyond planned contingency, launch failure, underperformance, delay or perceived delay could have a material adverse effect on our business prospects, financial condition, and results of operations. If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition and results of operations. The manufacturing, testing, launching and operation of satellites involves complex processes and technology. Our satellites employ advanced technologies and sensors that are exposed to severe environmental stresses that have affected and could affect the performance of our satellites. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of our satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite. Even if a satellite is operated properly, minor technical flaws in the satellite’s sensors could significantly degrade their performance, which could materially affect our ability to collect imagery and market our products and services successfully. We cannot provide assurances that our satellites will continue to operate successfully in space throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other 33 technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to collect imagery and market our products and services successfully. While certain software deficiencies may be corrected or mitigated remotely, most, if not all, of the satellite anomalies or debris collision damage cannot be corrected or mitigated once the satellites are placed in orbit. Further, although we have some ability to actively maneuver our satellites to avoid potential collisions with space debris or other spacecrafts, this ability is limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and cataloged by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris may still be large enough to potentially cause severe damage or a failure of our satellites should a collision occur. If we suffer a partial or total loss of a deployed satellite, we could need a significant amount of time and could incur substantial expense to replace that satellite. We may experience other problems with our satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, we may lose most or all of the revenue that would have otherwise been derived from that satellite. Our inability to repair or replace a defective satellite or correct or mitigate any other technical problem in a timely manner could result in a significant loss of revenue. If a satellite experiences a significant anomaly such that it becomes impaired or is no longer functional, it could significantly impact our business, prospects and profitability. Currently we are dependent on LeoStella as the sole manufacturer of our satellites. Any significant disruption to LeoStella’s operations or facilities could have a material adverse effect on our business, financial condition, and results of operations. In 2018, we formed LeoStella, a joint venture owned 50-50 between us and Thales Alenia Space US Investment LLC (“Thales”). LeoStella currently manufactures our Gen-2 and Gen-3 satellites, is assisting with the design of our Gen-3 satellites and has certain exclusivity and/or right of first refusal and right of last offer rights with respect to the supply of our satellites and certain related services to us, subject to certain exceptions. Our ability to execute our business strategy and grow our satellite constellation depends on efficient, proper, timely, and uninterrupted operations at our satellite manufacturer. A significant disruption to our satellite manufacturer could have a material adverse effect on our business, financial condition and results of operations. Our reliance on our satellite manufacturer poses a number of risks, including lack of control over the manufacturing process and ultimately over the quality and timing of delivery of our satellites. An infrastructure failure at a manufacturer’s facilities could result in the destruction of satellites under construction or inventory, manufacturing delays or additional costs incurred. LeoStella has limited operations and does not currently maintain back-up manufacturing facilities or operations. In addition, our arrangement with LeoStella limits our ability to use an alternative manufacturer for our satellites. A change in our relationship with LeoStella could result in a material adverse effect on our business, financial condition, and results of operations. A decision to change manufacturers would result in longer times for design and production as we develop relationships with new suppliers. We are dependent on a limited number of vendors to provide certain key raw materials, supplied components, products or services, including launch transport and launch services. The inability of these key vendors to meet our needs could have a material adverse effect on our business, financial condition, and results of operations. Many raw materials and components, particularly for the construction of satellites and management of certain remote ground terminals and direct access facilities, are procured or subcontracted on a single or sole-source basis. Similarly, at this time, there are only a handful of companies who offer launch services and transportation services for our satellites and ground station equipment. Our ability to manage inventory, meet delivery requirements, and maintain launch schedules may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales, contract penalties or terminations and damage to customer relationships and could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Likewise, if the number of companies offering these products and services on which our business relies does not grow in the future or there is a 34 consolidation among companies who offer these services, this could result in a shortage of materials and services, which may cause prices to increase or delays in our schedule, increase costs, cause gaps in our service, or otherwise adversely affect our ability to meet customer demand. Any of these situations could have a material adverse effect on our business, financial condition, and results of operations. While delays are common in the space industry, especially launch delays, any delay in a launch could result in a delay in recognizing revenue which could materially impact our financial statements or result in negative impacts to our earnings during a specified time period, which could have a material effect on our business, financial condition, and results of operations. In addition, if these vendors are unable to meet our needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, our business, financial condition, and results of operations may be adversely affected. While alternative sources for key raw materials, supplied components, products, services, and technologies may exist, we may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair our ability to operate our business. Furthermore, these vendors may request changes in pricing, payment terms or other contractual obligations, which could cause us to make substantial additional investments. Moreover, the imposition of tariffs or import/export restrictions on raw materials or supplied components could have a material adverse effect on our operations. We have in the past experienced and may in the future experience delays in manufacturing or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by the ITAR, EAR, or other restrictions on transfer of sensitive technologies. Our satellites may not be able to capture Earth images due to weather, natural disasters or other external factors, or as a result of our constellation of satellites having restrained capacity. Our satellites may not be able to capture Earth images, either with sufficient clarity or detail, or at all, due to the occurrence of a variety of factors including cloud cover or haze; adverse weather conditions including hurricanes or tornadoes, fires or volcano eruptions; or other factors that are outside our control. Adverse weather conditions, such as clouds or haze, may also cause our satellites to experience technical difficulties communicating with the ground terminals or collecting imagery in the same quality or volume that was intended. In addition, space weather, such as solar flares, could take our satellites out of orbit, disrupt our ground communication networks, and affect the decay rate of our satellites. Further, if there is high demand on our constellation to capture images in a certain area, we may have difficulty tasking sufficient satellite coverage to capture high-resolution images in this region. The occurrence of any of the foregoing could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our business, revenue, financial condition, and results of operations. As a result of the foregoing, customers may not be able to procure images they want, which could adversely affect our relationship with such customers and our general reputation. Prolonged adverse periods of weather, natural disasters, or other external factors, such as restrained capacity, can worsen these impacts. Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could impact our ground operations infrastructure, which could harm our business, prospects, financial condition and results of operations. We operate an extensive ground infrastructure, including sites worldwide. These ground stations are used for controlling our satellites and downloading imagery to eventually be provided to our customers. We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, earthquake, flood, hurricane or other natural events), fire, acts of war (including the conflict in the Middle East, and Russia’s actions in Ukraine) or terrorism or other catastrophic events. A failure at any of these facilities could cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at our satellite control center, at the back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure or operator error affecting tracking, telemetry and control operations might lead 35 to a break-down in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellites, which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference, including by nation state actors or their agents, could result in a failure of our ability to deliver satellite services to our customers. A failure at any of our facilities or in the communications links between our facilities or interference with our satellite signal could cause our revenue to decline materially and could adversely affect our ability to market our services and harm our business, prospects, financial condition and results of operations. Risks Related to Our Intellectual Property Our technologies contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. Many of our products are designed to include software licensed from third parties under “open source” licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create under such licenses, and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third-parties certain rights of further use. If we combine our proprietary technologies with open source software in a certain manner, we could, under certain provisions of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. We have implemented processes to help alleviate these risks, including a review process for evaluating open source software and using software tools to review our source code for identifying open source software, but we cannot be sure that such processes will be comprehensive, accurate or effective. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our technology, to release proprietary source code, to remove features or functionalities, or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition, results of operations and growth prospects. In addition, if the open source software we use is no longer maintained by the relevant developer or open source community, then it may be more difficult to make the necessary revisions to our software, including modifications to address security vulnerabilities, which could impact our ability to mitigate cybersecurity risks or fulfill our contractual obligations to our customers. We may also face claims from others seeking to enforce the terms of an open source license, including by demanding release under certain open source licenses of the open source software, derivative works or our proprietary source code that was developed using such software. Such claims, with or without merit, could result in litigation, could be time- consuming and expensive to settle or litigate, could divert our management’s attention and other resources, could require us to lease some of our proprietary code, or could require us to devote additional research and development resources to change our technologies, any of which could adversely affect our business. Many of these risks associated with usage of open source software could be difficult to eliminate or manage, and could, if not properly addressed, negatively affect the performance of our offerings and our business. We rely on the availability of licenses to third-party technology that may be difficult to replace or that may cause errors or delay delivery of our services should we not be able to continue or obtain a commercially reasonable license to such technology. We rely on software and other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these platforms or to seek new licenses for existing or new platforms or other products. There can be no assurance that the necessary licenses would be available on commercially 36 acceptable terms, if at all. Third parties may terminate their licenses with us for a variety of reasons, including actual or perceived failures or breaches of security or privacy, or reputational concerns, or they may choose not to renew their licenses with us. In addition, we may be subject to liability if third-party software that we license is found to infringe, misappropriate, or otherwise violate intellectual property or other rights of others. The loss of, or inability to obtain, certain third-party licenses or other rights or to obtain such licenses or rights on reasonable terms, or the need to engage in litigation regarding these matters, could result in product and service roll-backs and delays in product and service releases until equivalent or comparable technology can be identified, acquired, licensed, or developed, if at all, and integrated into our technologies, and may have a material adverse effect on our business, financial condition, and results of operations. Moreover, the inclusion in our technologies of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our products and services from offerings of our competitors and could inhibit our ability to maintain or meet service level commitments or expectations of our existing and prospective customers. In addition, any data that we license from third parties for use or potential use with our technologies may contain errors or defects, which could negatively impact our products and services. This may have a negative impact on how our products and services are perceived by our current and potential customers and could materially damage our reputation and brand. Changes in or the loss of third-party licenses could lead to our technologies becoming inoperable or the performance of our technologies being materially reduced resulting in our potentially needing to incur additional research and development costs to ensure continued performance of our products and services or a material increase in the costs of licensing, and we may experience decreased demand for our products and services. We may be unable to protect our intellectual property rights. Disclosure of trade secrets could cause harm to our business. To protect our proprietary rights, we rely on a combination of trademarks and trade secret laws, and confidentiality agreements and license agreements with consultants, subcontractors, vendors and customers. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. Although we apply rigorous standards, documents and processes to protect our intellectual property, there is no absolute assurance that the steps taken to protect our technology will prevent misappropriation or infringement. Our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue. We attempt to protect our trade secrets and other proprietary information by entering into confidentiality, licensing and invention assignment agreements or other contracts with similar provisions with third parties, our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, others may independently discover or reverse engineer our trade secrets and proprietary information, and in such cases we could not assert any trade secret or proprietary rights against such party. Litigation may be necessary to enforce or protect our intellectual property rights or our trade secrets or determine the validity and scope of the proprietary rights of others. Litigating a claim that a party illegally or unlawfully obtained and uses our trade secret without authorization is difficult, expensive and time consuming, and the outcome is unpredictable. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success. 37

Our technology may violate the proprietary rights of third parties and our intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on our operations. If any of our technology violates proprietary rights of any third party, including copyrights and patents, such third party may assert infringement claims against us. Certain software and other intellectual property used by us or in our satellites, systems and products make use of or incorporate licensed software components or other licensed technology. These components are developed by third parties over whom we have no control. Any claims brought against us may result in limitations on our ability to use the intellectual property subject to these claims. We may be required to redesign our satellites, systems, products or services or to obtain licenses from third parties to continue offering our satellites, systems, products or services without substantially re-engineering such products or systems. Our intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Risks Related to Our Indebtedness and Alternative Financings Our business is capital intensive, and we may not be able to adequately finance our capital needs, including funding future satellites, through operations, or by raising capital, or we may be able to do so only on terms that significantly restrict our ability to operate our business. The implementation of our business strategies, such as expanding our satellite constellation and our products and services offerings, requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures, and there can be no assurance that we will be able to satisfy our capital requirements in the future. We currently expect that our ongoing liquidity requirements for sustaining our operations will be satisfied by cash on hand, cash generated from our existing and future operations and by raising additional capital by equity financings, supplemented, where necessary or advantageous, by available credit. However, we cannot provide assurances that our businesses will generate sufficient cash flow from operations in the future or that additional capital will be available in amounts sufficient to enable us to execute our business strategies. Our ability to increase our debt financing and/or renew our existing credit facility may be limited by our existing financial and non- financial covenants, credit objectives, or the conditions of the debt capital market generally. Furthermore, our current financing arrangement contains certain restrictive financial and non-financial covenants that may impact our access to those facilities and significantly limit future operating and financial flexibility. We have in the past received, and may continue in the future to receive, government grants and funding for research and development activities and other business initiatives. Any agreement or grant of this nature with the government may be accompanied by contractual obligations applicable to us, which may result in the grant money becoming repayable if certain requirements are not met. A failure to meet contractual obligations under such agreements and grants and a consequent requirement to repay money received could negatively impact our business, financial condition, and results of operations. Our ability to generate the amount of cash needed to pay interest and principal on our outstanding indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on many factors beyond our control. Our ability to make scheduled payments on, or to refinance our obligations under, our existing debt agreements depends on our financial and operating performance and prevailing economic and competitive conditions. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, raise additional equity capital, or restructure our debt. However, 38 there is no assurance that such alternative measures may be successful or permitted under the agreements governing our indebtedness and, as a result, we may not be able to meet our scheduled debt service obligations. In the absence of such results of operations and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, which could harm our business, financial condition, and results of operations. We cannot guarantee that we will be able to refinance our indebtedness or obtain additional financing on satisfactory terms or at all, including due to existing liens on our assets or our level of indebtedness and the debt incurrence restrictions imposed by the agreements governing our indebtedness. Further, the cost and availability of credit are subject to changes in the economic and business environment. If conditions in major credit markets deteriorate, our ability to refinance our indebtedness or obtain additional financing on satisfactory terms, or at all, may be negatively affected. The agreements governing our debt permit us, under some circumstances, to incur certain additional indebtedness or obligations. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our leverage described above, including our possible inability to service our debt, would increase. Our debt agreements contain restrictions that may limit our flexibility in operating our business. Our existing loan agreement and related documents contain, and instruments governing any future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us. These restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict corporate activities. Any failure to comply with these covenants could result in a default under our loan agreement or instruments governing any future indebtedness of ours. Additionally, our existing indebtedness is secured by substantially all of our assets. Upon a default, unless waived, the lenders under our secured credit facility could elect to terminate their commitments, cease making further loans, foreclose on our assets pledged to such lenders to secure our obligations under our credit agreement and force us into bankruptcy or liquidation. In addition, a default under our secured credit facility could trigger a cross default under agreements governing any future indebtedness. Our results of operations may not be sufficient to service our indebtedness and to fund our other expenditures, and we may not be able to obtain financing to meet these requirements. If we experience a default under our existing loan agreements or instruments governing our future indebtedness, our business, financial condition, and results of operations may be adversely impacted. In addition, a portion of our cash is pledged as cash collateral for letters of credit and bank guarantees which support certain of our real estate leases, customer contracts, and other obligations. While these obligations remain outstanding and are cash collateralized, we do not have access to and cannot use the pledged cash for our operations or to repay our other indebtedness. As of December 31, 2023, we were in compliance with all covenants and restrictions associated with our existing loan agreement. Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options. Macroeconomic conditions, such as increased volatility or disruption in the credit markets, could adversely affect our ability to refinance existing debt or obtain additional financing at terms satisfactory to us, thereby affecting our resources to support operations or to fund new initiatives. In addition, if our credit ratings are lowered, borrowing costs for future long-term debt or short-term credit facilities may increase and our financing options, including our access to the unsecured credit market, could be limited. We may also be subject to restrictive covenants that would reduce our flexibility. Risks Related to Our Regulatory, Environmental and Legal Issues 39

Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business. We are subject to a wide variety of laws and regulations relating to various aspects of our business, including employment and labor, licensing, export, tax, privacy and data security, health and safety, communications, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably estimate the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes, such as regulations on the use of AI. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition. For example, our products and services may be subject to state sales and use taxes to which we may not be compliant, and taxability is generally determined by statutory state laws, as well as an assessment of nexus. Whether the sale of our products and services is subject to additional states’ sales and use taxes is uncertain, due in part to the unique nature and delivery of our products and services, as well as applicability of whether our customers are exempt from tax. There is a risk that one or more states may seek to impose sales or use tax or other tax collection obligations on us for past sales and it could have a material adverse impact on our sales, profitability, cash flows and financial condition. Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirement under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or result in a delay or the denial, suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, our business requires licenses and permits from the Federal Communications Commission (the “FCC”) and review by and/or coordination with other agencies of the U.S. Government, including the Department of Defense, the National Oceanic and Atmospheric Administration (“NOAA”) and the National Aeronautics and Space Administration (“NASA”), as well as foreign regulators, such as the New Zealand Space Agency. License approval can include an interagency review of safety, operational, radio frequency interference, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. Since our satellites have space-qualified photographic equipment installed, we are also subject to licensing and compliance requirements and regulations administered by NOAA’s Commercial Remote Sensing Regulatory Affairs office. The rules and regulations of U.S. and foreign authorities, and their interpretation and application, may change, and such authorities may adopt regulations that impact our ability to collect imagery or otherwise limit or restrict our operations as presently conducted or currently contemplated. Such authorities may also make changes in the licenses of our competitors that affect our spectrum. These changes in rules or regulatory policy may significantly affect our business. For example, the FCC adopted rules requiring the deorbiting of certain satellites – including those maintained by BlackSky – after five years to mitigate the risk of orbital debris. The FCC continues to consider the imposition of additional rules and reporting obligations that could affect us and our operations; in addition, some legislators have discussed vesting additional authority in NASA in certain areas related to our operations. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the U.S. and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. In addition, the U.S. government could in the future exercise “shutter control” authority – the interruption of service by limiting imagery collection and/or distribution as necessary to meet significant U.S. government national security or foreign policy interests or international obligations – which, for example, could limit the resolution, collection or distribution of imagery over 40 certain geographies. We cannot anticipate whether or under what circumstances the U.S. government would exercise its “shutter control” authority, nor can we reasonably determine what costs and terms would be negotiated between us and the U.S. government in such event. Further, because regulations in each country are different, we may not be aware if some of our partners or persons with whom we or they do business do not hold the requisite licenses and approvals. Our failure to provide services in accordance with the terms of our licenses or our failure to operate our satellites or ground stations as required by our licenses and applicable laws and government regulations could result in the imposition of government sanctions on us, including the suspension or cancellation of our licenses. Our failure or delay in obtaining the approvals required to operate in other countries would limit or delay our ability to expand our operations into those countries. Our failure to obtain industry-standard or government-required certifications for our products could compromise our ability to generate revenue and conduct our business in other countries. Any imposition of sanctions, loss of license or failure to obtain the authorizations necessary to use our assigned radio frequency spectrum and to distribute our products in the U.S. or foreign jurisdictions could cause us to lose sales, hurt our reputation and impair our ability to pursue our business plan. If we do not maintain regulatory authorizations for our existing satellites, associated ground facilities and terminals, and services we provide, or obtain authorizations for our future satellites, associated ground facilities and terminals, and services we provide, we may not be able to operate our existing satellites or expand our operations. We hold FCC licenses for our satellite constellation and earth stations (collectively, our “satellite system”) and, because our satellites have space-qualified photographic equipment installed, licenses from NOAA’s Commercial Remote Sensing Regulatory Affairs office. As we build out our satellite constellation, we will require new licenses from the FCC and NOAA or modifications to existing licenses. Changes to our satellite system may also require prior FCC and/or NOAA approval. From time to time, we may have pending applications for permanent or temporary changes in frequencies and technical design. From time to time, we have filed or will need to file applications to replace or add satellites to our satellite constellation. The FCC has waived certain application processing rules for certain of the frequencies on which we operate but there is no guarantee that the FCC will continue to waive those rules. The FCC licenses are also subject to modification by the FCC. In addition, the FCC licenses require coordination with various entities, including other federal government agencies. There can be no assurance that the FCC or NOAA will renew the licenses we hold, modify the licenses we currently hold, grant new licenses, or that coordination conditions can continue to be met. If the FCC or NOAA revokes, modifies or fails to renew the licenses we hold, or fails to grant a new license or modification in a timely manner, or if we fail to satisfy any of the conditions of our respective licenses, we may not be able to continue to provide our products and services. In addition, the operation of ground station assets in non-U.S. jurisdictions may require either direct or indirect licensing from non-U.S. regulatory bodies. We believe our current operations adhere to FCC, NOAA and non-U.S. licensing jurisdiction requirements. In some cases, we rely upon partners or persons with whom we or they do business to obtain and maintain required non-U.S. regulatory approvals. However, if we or they do not maintain the authorizations necessary to operate our existing satellites, we will not be able to operate the satellites covered by those authorizations, unless we obtain authorization from another licensing jurisdiction. Some of our authorizations provide waivers of regulations. If we do not maintain these waivers, we will be subject to operational restrictions or interference that will affect our use of existing satellites. Loss of a satellite authorization could cause us to lose the revenue from services provided by that satellite at a particular orbital location or using a particular frequency band, to the extent these services cannot be provided by satellites at other orbital locations or with a different frequency band or be subject to additional bond requirements. Our launch and operation of planned satellites and ground stations may require additional regulatory authorizations from the FCC, NOAA, and/or a non-U.S. licensing jurisdiction. Obtaining launch windows for planned satellites and ground stations, preparing for launch, and working with the requisite equipment in foreign jurisdictions may require coordination with U.S. and foreign regulators. If any of our current operations are deemed 41 not to be in compliance with applicable regulatory requirements, we may be subject to various sanctions, including fines, loss of authorizations, or denial of applications for new authorizations or renewal of existing authorizations. It is not uncommon for licenses for new satellites to be granted just prior to launch. If we do not obtain required authorizations in the future, we will not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we may lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites. Coordination results may adversely affect our ability to use our satellites in certain frequency bands for our proposed service or coverage area, or may delay our ability to launch satellites and thereby operate our proposed services. We are required to record frequencies and operational parameters of our satellites with the International Telecommunication Union and to coordinate with other satellite operators and national administrations the use of these frequencies and operational parameters in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of our satellites using certain frequencies, as well as the type of applications or services that we can accommodate. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use our satellites or certain frequencies for our proposed service or coverage area or we may lose interference protection for our satellites. The use of our satellites may also be temporarily or permanently adversely affected if the operation of other satellite networks does not conform to coordination agreements resulting in the acceptable interference levels being exceeded (such as due to operational errors associated with the transmissions to other satellite networks). Loss of existing export control approvals or the inability to obtain required new approvals for the use of particular components, the transfer of company technologies, or the provision of analytical products or related services may have an adverse impact on our business, financial condition, and results of operations. Many of our products, services, and technologies are regulated by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) under the International Traffic in Arms Regulations (“ITAR”) and/or the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) under the Export Administration Regulations (“EAR”). We are required to obtain licenses or authorizations from U.S. government regulators in order to disclose technical data/technology associated with the development of our satellites, export of our satellites and related equipment for the launch, and shipment of equipment to foreign ground stations, and to provide defense services to foreign persons. As we build out our satellite constellation or provide services to additional customers, we may require new licenses from DDTC or BIS, or modifications to existing licenses. These licenses may also impose certain conditions on us or our customers. There can be no assurance that DDTC or BIS will renew the licenses we hold, modify the licenses we currently hold, or grant new licenses. The delayed receipt of or failure to obtain licenses in a timely manner may interrupt the completion of contracts or result in our inability to continue to provide our products and services. We are subject to international trade and governmental export and import controls and economic sanctions programs that could impair our ability to compete in international markets or subject us to liability if we violate these controls. The export of our software, satellites and ground station equipment, and the provision of services and related technical data, in some cases, are subject to U.S. and international export control laws and regulations and trade and economic sanctions including the ITAR, the EAR, and trade and economic sanctions maintained by the Office of Foreign Assets Control (“OFAC”). As such, an export license may be required to export or reexport our software and services to certain countries and end-users for certain end-uses. In addition, as we grow, we may hire employees in jurisdictions outside of the United States or engage a professional employer organization to hire and employ such 42 persons, which may subject us to foreign export and import rules and regulations, as well as international sanctions, foreign direct investment requirements, and other international trade rules. If we do not maintain our existing authorizations or obtain future export licenses in accordance with the export control laws and regulations, we may be unable to export our software or ground station equipment or provide services and related technical information to non-U.S. persons and companies. If we were to fail to comply with such export control laws and regulations, economic sanctions, international trade regulations, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible, may be time-consuming and may result in the delay or loss of sales opportunities to the extent non-U.S. competitors are not subject to OFAC or similar export control laws and regulations. Furthermore, export control laws and economic sanctions in many cases prohibit the export of software and services to certain embargoed or sanctioned countries, governments and persons, as well as for prohibited end- uses. Monitoring and ensuring compliance with these complex export controls and sanctions is particularly challenging because our offerings are available throughout the world. Even though we take precautions to ensure that we and our partners comply with all relevant export and import control laws and regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties. In addition, various countries regulate the import of certain encryption software and technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products and services or could limit our end-customers’ ability to implement our products in those countries. Because we incorporate encryption functionality into our products, we are subject to certain of these provisions. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products and services into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products and services to certain countries, governments or persons altogether. The following developments could result in decreased use of our products and services by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations: any change in export or import laws or regulations, economic sanctions or related legislation; shift in the enforcement or scope of existing export, import or sanctions laws or regulations; or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations. Any decreased use of our products or services or limitation on our ability to export to or sell our products or services in international markets could adversely affect our business, financial condition and operating results. U.S. export control laws and regulations are continuing to evolve, as are our products and services. For example, the U.S. State Department, the U.S. Department of Commerce, and other cognizant U.S. government agencies are evaluating the imposition of additional export restrictions on so-called “emerging and foundational technologies.” Any changes to or further extension of U.S. export control laws and regulations could negatively impact our ability to provide our products and services internationally, or to retain talent required for further development of our products or services. While we educate our employees on export controls, utilize contractual provisions to require our employees and vendors to comply with export laws, and utilize experts to assist with export compliance, our compliance efforts may not be sufficient. As a growing part of our business strategy, we leverage third parties, including resellers, representatives, and agents, to conduct our business abroad and are expanding our efforts to directly contract with foreign parties, which increases our risk for compliance with ITAR, EAR, and other export laws. Despite the significant challenges in asserting and maintaining control and compliance by these third parties, we may be held liable for third parties’ actions. Any failure on the part of these third parties to comply could harm our reputation, inhibit our plans for expansion, or either lead to extensive liability to private parties or subject us to penalties from government regulators, which could adversely impact our business, results of operations, and financial condition. Failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences. 43

We are subject to the United States Foreign Corrupt Practices Act (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, and other anti-corruption and anti-bribery laws and regulations in the jurisdictions in which we do business, both domestic and abroad. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly. These laws and regulations generally prohibit companies, their employees, business partners, third-party intermediaries, representatives, and agents from authorizing, offering, or providing, directly or indirectly, improper payments to government officials, political candidates, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage. We have interactions with foreign officials, including in furtherance of sales to governmental or quasi- governmental entities in the United States and in non-U.S. countries. As a growing part of our business strategy, we leverage third parties to conduct our business abroad, and our third-party business partners, representatives, and agents may also have direct or indirect interactions with officials and employees of government agencies or state- owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of our employees or such third parties even if we do not explicitly authorize such activities. The FCPA and other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have implemented policies and procedures to address compliance with such laws, we cannot assure you that our employees, business partners, third-party intermediaries, representatives, and agents will not engage in conduct in violation of our policies or applicable law for which we might ultimately be held responsible. Our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Violations of the FCPA and other applicable anti-bribery and anti-corruption laws may result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, as well as severe criminal or civil sanctions, settlements, prosecution, enforcement actions, fines, damages, or suspension or debarment from government contracts, all of which could have an adverse effect on our reputation, business, stock price, financial condition, results of operations, and growth prospects. In addition, responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. We may be subject to assertions that taxes must be collected based on gross receipts, sales and use of our services and the location of our remote employees in various states, which could expose us to liability and cause material harm to our business, financial condition, and results of operations. Our products and services may be subject to gross receipts, sales and use taxes in certain states and taxability is generally determined by statutory state laws and regulations, as well as an assessment of physical and economic nexus. Whether sales of our products and services are subject to additional states’ sales and use taxes is uncertain, due in part to the unique nature of our products and services, the delivery method of our products and services, whether our customer is subject to tax as a government entity, as well as changing state laws and interpretations of those laws. One or more additional states may seek to impose sales or use tax or other tax collection obligations on us, whether based on sales by us or our resellers or customers, including for past sales. A successful assertion that we should be collecting sales or other related taxes on our products and services could result in substantial audit defense fees and tax liabilities for past sales, discourage customers from offering or billing for our products and services, or otherwise cause material harm to our business, financial condition, and results of operations. Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions. We are and will be generally subject to tax laws, regulations, and policies of several taxing jurisdictions. Changes in applicable tax laws and regulations, as well as other factors, including the possibility of retroactive effect, could cause us to experience fluctuations in our tax obligations and effective tax rates and could affect our tax positions and/or our tax liabilities. During the third quarter of 2022, the Creating Helpful Incentives to Produce 44

Semiconductors (CHIPS) act of 2022, which includes an advance manufacturing investment tax credit, among other provisions, and the inflation Reduction Act of 2022, which includes implementation of a new alternative minimum tax and a one percent excise tax on share repurchases, among other provisions, were signed into law. In addition, many countries, and organizations such as the Organization for Economic Cooperation and Development, have implemented or have proposed to implement changes to existing tax laws, including a proposed 15% global minimum tax. We are currently not subject to the enacted alternative minimum tax or proposed global minimum tax. Changes in our tax provisions or an increase or decrease in our tax liabilities, whether due to changes in applicable laws and regulations, the interpretation or application thereof, could have a material adverse effect on our financial position, results of operation and cash flows. We may become involved in litigation that may materially adversely affect us. From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business. Increasing regulatory focus on privacy issues and expanding laws may impact our business or expose us to increased liability. We collect and process customer data and other data relating to individuals, which may include personal data. Due to the sensitivity of the personal information and data we manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations both in the United States and abroad. These statutes and any other state, federal, or foreign legislation that is passed could increase our potential liability, add layers of complexity to compliance in the markets in which we operate, increase our compliance costs and adversely affect our business. Any actual or perceived failure to comply with applicable laws or regulations relating to privacy, data protection, or information security, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, restrictions upon our operations, as well as harm to our reputation and market position. We are subject to environmental laws and regulations which could result in material liabilities or obligations. In addition, our operations have involved the handling, storage and disposal of hazardous materials, which could result in potential exposure to environmental liabilities. We are subject to various U.S. federal, state, local and non-U.S. laws and regulations related to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations, or the discovery of previously unknown contamination could result in material obligations and costs. Permits issued 45 pursuant to certain environmental laws are required for our operations, and these permits are subject to renewal, modification and, in some cases, revocation. In addition, under environmental laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of some kinds of petroleum products or other hazardous substances on, under, or in its property, adjacent or nearby property, or offsite disposal locations, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. We could be subject to future liabilities under environmental laws at our current or former facilities, adjacent or nearby properties or offsite disposal locations if any such properties are discovered to be contaminated with hazardous substances. Intelsat has a right of first offer with respect to the sale of BlackSky Holdings, Inc., (which is our subsidiary), which might discourage, delay or prevent a sale of BlackSky Technology, Inc., and therefore, depress the trading price of our Class A common stock. In October 2019, BlackSky Holdings, Inc. (which is our subsidiary) entered into a Right of First Offer Agreement with Intelsat (the “Right of First Offer Agreement”). Pursuant to the terms of the Right of First Offer Agreement, prior to commencing or engaging in a sale of our subsidiary BlackSky Holdings, Inc., BlackSky Holdings, Inc. is obligated to provide written notice of any such proposed sale to Intelsat and Intelsat will have the opportunity to provide BlackSky Holdings, Inc. with an offer to purchase BlackSky Holdings, Inc. (an “Intelsat Offer”). Pursuant to the terms of the Right of First Offer Agreement, if BlackSky Holdings, Inc. does not accept an acquisition offer made by Intelsat, BlackSky Holdings, Inc. would be permitted to negotiate and enter into an alternative sale transaction, so long as the total enterprise value for BlackSky Holdings, Inc. and its subsidiaries is greater than 110% of the value implied by any Intelsat Offer. The Right of First Offer Agreement is scheduled to expire on October 31, 2026. This description of the Right of First Offer Agreement is only a summary. You should also refer to a copy of the complete Right of First Offer Agreement, which has been filed with the SEC as an exhibit to this Annual Report on Form 10-K. The Right of First Offer Agreement may delay our ability to undertake a sale of BlackSky Holdings, Inc. and, since BlackSky Holdings, Inc. is our main operating subsidiary, the existence of the Right of First Offer Agreement could limit the price that investors might be willing to pay in the future for our shares of Class A common stock. The Right of First Offer Agreement could also deter potential acquirers of BlackSky Technology Inc. Joint ventures, partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects. We expect to continue to enter into joint ventures, partnerships, and strategic alliances as part of our long-term business strategy. Joint ventures, partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, in 2018 we formed LeoStella, a 50-50 joint venture focusing on building small imaging satellites for sale on a commercial basis, with Thales, from which we procure our satellites. LeoStella operates in a highly competitive environment and the interests of Thales may not be aligned with ours, or may change over time, which could affect the effectiveness and success of the joint venture. Entry into certain joint ventures, partnerships, or strategic alliances now or in the future may be subject to government regulation, including review by U.S. or foreign government entities related to foreign direct investment. If a joint venture or similar arrangement were subject to regulatory review, such regulatory review might limit our 46 ability to enter into the desired strategic alliance and thus limit our ability to carry out our long-term business strategy. As our joint ventures, partnerships, and strategic alliances come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. When we enter into joint ventures, partnerships, and strategic alliances, our partners may be required to undertake some portion of sales, marketing, implementation services, engineering services, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our joint venture partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. In addition, customer satisfaction with our products provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth and results of operations of arrangements in question. Further, some of our strategic partners offer competing products and services or work with our competitors. As a result of these and other factors, many of the companies with which we have joint ventures, partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative products and services in addition to or in lieu of ours, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our systems, products or technologies or increased revenue. Further, winding down joint ventures, partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects. Risks Relating to Ownership of Our Class A Common Stock Our stock price may fluctuate significantly and you could lose all or part of your investment as a result. The trading price of our Class A common stock has been, and may continue to be, volatile. The stock market has experienced extreme volatility in the past and may experience similar volatility moving forward. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in this Risk Factors section and the following: • results of operations that vary from the expectations of securities analysts and investors; • results of operations that vary from those of our competitors; • changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors; • declines in the market prices of stocks generally; • strategic actions by us or our competitors; • announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments; • any significant change in our management; • changes in general economic or market conditions or trends in our industry or markets; • changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business; • future sales of our Class A common stock or other securities; 47

• investor perceptions or the investment opportunity associated with our Class A common stock relative to other investment alternatives; • the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC; • litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors; • guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance; • the development and sustainability of an active trading market for our stock; • actions by institutional or activist stockholders; • changes in accounting standards, policies, guidelines, interpretations or principles; • general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics, currency fluctuations and acts of war (including ongoing geopolitical tensions related to the conflict in the Middle East or Russia’s actions in Ukraine, resulting sanctions imposed by the United States and other countries, and retaliatory actions taken by other countries in response to such sanctions) or terrorism; and • the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we are involved in securities litigation, it could have a substantial cost and divert resources and the attention of our executive management from our business regardless of the outcome of such litigation. We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies could make it more difficult to compare our performance with other public companies, and make our Class A common stock less attractive to investors. We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we continue to be an emerging growth company, we are eligible for and intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including: • not being required to have an independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002; • reduced disclosure obligations regarding executive compensation in our periodic reports and Annual Report on Form 10-K; and • exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the stockholders may not have access to certain information that they may deem important. We will remain an emerging growth company until the earliest of: • the last day of the fiscal year in which we have at least $1.235 billion in annual revenue; • the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; • the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or 48

• the last day of the fiscal year ending after the fifth anniversary of the Osprey Technology Acquisition Corp. ("Osprey") initial public offering. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect to take advantage of this extended transition period and as a result, our financial statements may not be comparable with similarly situated public companies. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock. Further, as a smaller reporting company we may take advantage of certain reduced disclosure requirements, such as, among others, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which the market value of our common stock held by non-affiliates is equal to or exceeds $250 million as of the end of that fiscal year’s second quarter or, if the market value of our common stock held by non-affiliates is less than $700 million as of the end of that fiscal year’s second quarter, we will remain a smaller reporting company until our annual revenue is equal to or exceeds $100 million. To the extent we take advantage of reduced disclosure requirements available to smaller reporting companies, a comparison of our financial statements to those of other public companies may be difficult. Because there are no current plans to pay cash dividends on our Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it. We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our Class A common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline. The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We have no influence over these analysts, some of whom may have limited expertise with our business model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline. We have broad discretion in the use of our assets and may not use them effectively. We cannot specify with certainty the particular uses of our assets, including cash that we received from our merger. Our management will have broad discretion in the use of our assets. Our management may spend a portion 49 or all of BlackSky's cash or utilize BlackSky's assets in ways that our stockholders may not agree with or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest our cash in a manner that does not produce income or that loses value. Anti-takeover provisions in our organizational documents could delay or prevent a change of control. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things: • a classified board of directors whose members serve staggered three-year terms; • the ability of our board of directors to issue one or more series of preferred stock; • advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; • certain limitations on convening special stockholder meetings; • limiting the ability of stockholders to act by written consent; • providing that our board of directors is expressly authorized to make, alter or repeal our bylaws; and • the removal of directors only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, voting together as a single class. These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third- party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Securities” filed as an Exhibit to this Annual Report on Form 10-K for more information. Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders. Our amended and restated certificate of incorporation provides that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of us, (2) action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (3) action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the Delaware General Corporation Law (“DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws (each, as in effect from time to time) or (4) action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware shall, to the fullest extent permitted by applicable law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, provided that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of our securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring 50 any interest in shares of our capital stock shall be deemed to have notice of and to consent to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. General Risk Factors Our employees or others acting on our behalf may engage in misconduct or other improper activities, which could cause us to lose contracts or cause us to incur costs. We are exposed to the risk that employee fraud or other misconduct from our employees or others acting on our behalf could occur. Misconduct by employees or others could include intentional failures to comply with U.S. government procurement regulations, engaging in unauthorized activities, insider threats to our cybersecurity, or falsifying time records. Misconduct by our employees or others acting on our behalf could also involve the improper use of our customers’ sensitive or classified information, which could result in regulatory sanctions against us, serious harm to our reputation, a loss of contracts and a reduction in revenue, or cause us to incur costs to respond to any related governmental inquiries. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenue. In addition, alleged or actual misconduct by employees or others acting on our behalf could result in investigations or prosecutions of persons engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for us regardless of whether we are alleged to have any responsibility. We may in the future experience such misconduct, despite our various compliance programs. Misconduct or improper actions by our employees, agents, subcontractors, suppliers, business partners and/or joint ventures could subject us to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact our reputation and ability to conduct business and could have a material adverse effect on our financial position, results of operations and cash flows. We use our judgment and estimates relating to our critical accounting policies including accounting for contracts, and any changes in such estimates or errors in our underlying assumptions could have an adverse effect on our overall financial performance. The preparation of our financial statements in conformity with Generally Accepted Accounting Principles in the United States of America (“GAAP”) requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. When agreeing to contractual terms, our management makes assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, complexity of the work to be performed, cost and availability of materials, impact of delayed performance and timing of product deliveries. Contract accounting requires judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenue and costs at completion is complicated and subject to many variables. For example, assumptions are made regarding the length of time to complete a contract since costs also include expected increases in wages, prices for materials and allocated fixed costs. Similarly, assumptions are made regarding the future impact of our efficiency initiatives and cost reduction efforts. Incentives, awards or penalties related to performance on contracts are considered in estimating revenue and profit rates and are 51 recorded when there is sufficient information to assess anticipated performance. Suppliers’ assertions are also assessed and considered in estimating costs and profit rates. Because of the significance of the judgment and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have a material adverse effect upon the profitability of one or more of the affected contracts, future period financial reporting and performance. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation, recoverability of goodwill, warrant valuations, and income taxes. Future acquisitions may adversely affect our financial condition. As part of our strategy for growth, in the future we may explore acquisitions or strategic alliances, which ultimately may not be completed or be beneficial to us. The risks associated with pursuing acquisitions include the difficulty of assimilating solutions, operations, and personnel; inheriting liabilities such as intellectual property infringement claims; the failure to realize anticipated revenue and cost projections and expected synergies; and the diversion of management’s time and attention. We may not be successful in overcoming such risks, and any acquisitions and strategic alliance may negatively impact our business. In addition, such acquisitions and investments may in the future contribute to fluctuations in our quarterly financial results. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. These costs or charges could negatively impact our financial results for a given period, cause quarter-to-quarter variability in our financial results, or negatively impact our financial results for future periods. We are exposed to risks related to geopolitical and economic factors, laws and regulations and our international business subjects us to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally. Our operations and performance depend significantly on global macroeconomic, specific foreign country and U.S. domestic economic conditions. Adverse conditions in the macroeconomic environment, such as the ongoing geopolitical tensions related to the conflict in the Middle East or Russia’s actions in Ukraine, resulting sanctions imposed by the United States and other countries, and retaliatory actions taken by other countries in response to such sanctions, may result in a decreased demand for our products and services, constrained credit and liquidity, reduced government spending and volatility in equity and foreign exchange markets. In addition, to the extent the global economy experiences a significant downturn or volatility, we may be exposed to impairments of certain assets if their values deteriorate. Tighter credit due to economic conditions may diminish our future borrowing ability and increase borrowing costs under our existing credit facilities. Customers’ ability to pay for our products and services may also be impaired, which could lead to an increase in our allowance for doubtful accounts and write-offs of accounts receivable. If any of the foreign economies in which we do business deteriorates or suffers a period of uncertainty, our business and performance may be negatively impacted through reduced customer and government spending, changes in purchasing cycles or timing, reduced access to credit for our customers, or other factors impacting our international sales and collections. Furthermore, customer spending levels in any foreign jurisdiction may be adversely impacted by changes in domestic policies, including tax and trade policies. The services we provide internationally are sometimes in countries with unstable governments, economic or fiscal challenges, military or political conflicts and/or developing legal systems. This may increase the risk to our employees, subcontractors or other third parties, and/or increase the risk of a wide range of liabilities, as well as loss of property. 52

We cannot predict the timing, strength, or duration of any crisis, economic slowdown or any subsequent recovery generally, or for any industry in particular. Although certain aspects of the effects of a crisis or an economic slowdown may provide potential new opportunities for our business, we cannot guarantee that the net impact of any such events will not be materially negative. Accordingly, if the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected. ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Risk Management and Strategy We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes as described below. We conduct at least quarterly assessments of risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. In addition to these quarterly risk assessments, we conduct assessments when there is a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and evaluate the effectiveness of our safeguards at least semi-annually. We devote significant resources and designate high-level personnel, including our Chief Information Officer who reports to our Chief Executive Officer, to manage the risk assessment and mitigation process. As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with the people operations, IT, compliance, and legal departments, and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings at least annually. We engage assessors, consultants, or other third parties for supplemental cyber monitoring and assessment of cybersecurity policies and controls in support of the risk assessment. We contractually require key and/or relevant third-party service providers to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company. Depending on the severity of the suspected breach these reports may be among the information supplied to our Chief Information Officer. We, like any technology company operating in the current environment, have previously experienced cybersecurity incidents. However, as of the date of this Annual Report on Form 10-K, we do not believe that any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, are reasonably likely to have a material effect on us, our business strategy, results of operations, or financial condition. For additional information regarding risks related to cybersecurity threats, including our business strategy, results of operations, or financial condition, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 10-K, including the risk factor entitled "Any significant disruption in or unauthorized access to our computer systems or those of third parties 53 that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, and give rise to potential harm to customers, remediation and other expenses under a variety of domestic and international laws or other laws or common law theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business and operations." Governance One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through its strategy committee. Our Chief Information Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats. Our Chief Information Officer has nearly four decades of overall information technology experience in secure environments, including eight years of infrastructure and cybersecurity leadership at our Company. Furthermore, our Strategy Committee Chair brings nearly four decades of technical and organizational leadership experience, having previously held senior US government positions as the Principal Deputy Director of National Intelligence and the Senior Advisor to the Director for Cyber and Director of Information Operations for the CIA, where she was responsible for cyber operations, foreign cyber threat assessment, and cybersecurity. She sits on the boards of several public and private technology companies, filling the role of their cybersecurity expert. Our Chief Information Officer oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The process by which our Chief Information Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents includes the review of weekly reports provided by our security team highlighting metrics that relate to potential threats and vulnerabilities as well as status updates on our security initiatives and mitigations. The updates also include a review of emerging cyber risks and other relevant issues identified in our cyber threat intelligence reporting. Our Chief Information Officer presents quarterly briefings to the strategy committee and/or our board of directors regarding our cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, and activities of third parties. The strategy committee provides at least quarterly updates to the board of directors on such reports. In the event of a material cybersecurity incident or series of incidents, our Chief Information Officer will notify the strategy committee and the audit committee of the Company's board of directors and work with legal counsel to ensure appropriate disclosures are made to regulatory agencies. ITEM 2. PROPERTIES We lease approximately 23,738 square feet of office space in Herndon, Virginia for our U.S. administrative headquarters. The building also houses the majority of our sales and marketing support staff and other administrative personnel. The current lease for the building expires on August 31, 2024. We entered into a subsequent lease for approximately 17,119 square feet in Herndon, Virginia effective January 2023. The lease for the new building expires in August 2036. We also lease approximately 14,503 square feet of office space in Seattle, Washington. The space serves as the primary satellite operations center and a secondary office space for employees. The lease for the building expires in November 2033. ITEM 3. LEGAL PROCEEDINGS From time to time, we may be involved in claims and proceedings arising in the ordinary course of our business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. 54

ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 55

PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information Our Class A common stock is listed on the NYSE under the symbol “BKSY” and our Public Warrants are traded on the NYSE under the symbol “BKSY.W.” Prior to the consummation of the Business Combination, our Class A common stock and our Public Warrants were listed on the NYSE under the symbols “SFTW” and “SFTW.WS,” respectively. Holders of Common Stock As of March 15, 2024, there were approximately 693 holders of record of our Class A common stock. Because many of the shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these record holders. Dividend Policy We have not paid any cash dividends on our Class A common stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and we have no current plans to pay cash dividends for the foreseeable future. The payment of cash dividends in the future will depend upon our results of operations, capital requirements and general financial condition, and will be at the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, our ability to pay dividends may be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Unregistered Sales of Equity Securities and Use of Proceeds from Registered Securities On December 15, 2022, we entered into an "at the market" (ATM) sales agreement with Jefferies LLC as our sales agent, under which we may offer and sell from time to time up to $75 million of shares of our Class A common stock in negotiated transactions or transactions that are deemed to be an ATM offering. During the year ended December 31, 2023, we raised gross proceeds of $5.0 million through the sale of 3,462,155 shares in our ATM offering. We sold such shares at an average purchase price per share of $1.45. After deducting commissions and other offering expenses associated with the ATM offering of $1.2 million, the net proceeds to us from the transactions were $3.8 million. We currently intend to use the net proceeds from the sale of the shares for working capital and other general corporate purposes. Purchases of Equity Securities by the Issuer and Affiliated Purchasers None. ITEM 6. [RESERVED] 56

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As discussed in the section titled “Special Note Regarding Forward Looking Statements,” the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in the section titled “Risk Factors” under Part I, Item IA in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “BlackSky,” “the Company,” “we,” “us” and “our” refer to the business and operations of Legacy BlackSky and its consolidated subsidiaries prior to the Merger and to BlackSky Technology Inc. and its consolidated subsidiaries, following the closing of the Merger. Company Overview We own and operate one of the industry's leading high-performance low earth orbit small satellite constellations. Our constellation is optimized to cost-efficiently capture imagery at high revisit rates where and when our customers need it. The orbital configuration of our constellation is designed to collect data on the most critical and strategic locations in the world. Our constellation is able to image certain locations approximately every 90 minutes, from dawn-to-dusk, providing our customers with insights and situational awareness throughout the day. Our satellites are designed with agile pointing capabilities that enable our customers to task our constellation on demand to collect specific locations of interest. The constellation is optimized for agility and capacity and delivers high revisit imaging and analytic products without a dependency on an individual satellite. This approach enables us to strategically deploy capacity to meet customer needs and tailor the capability over time to meet market demand. Our tasking methodology employs proprietary artificial intelligence (“AI”)-enabled software to efficiently collect images of the most important strategic and economic assets and areas of interest to our customers. We believe that our focus on critical strategic and economic infrastructure and the AI-enabled tasking of our constellation differentiates us from many of our competitors, who are primarily dedicated to mapping the entirety of the Earth on a routine basis. Our differentiated approach to space enables us to deliver highly targeted and valuable intelligence with a smaller constellation fleet that has the added benefit of greater operating and capital efficiencies. Our BlackSky Spectra software platform can, among other things, process millions of observations a day from our proprietary satellite constellation and from multiple external data sources including imaging, radar and radio frequency satellites, environmental sensors, asset tracking sensors, Internet-of-Things connected devices, internet- enabled narrative sources, and a variety of geotemporal data feeds. BlackSky Spectra employs advanced, proprietary AI and machine learning (“ML”) techniques to process, analyze, and transform these data feeds into alerts, information, and insights that our customers receive, all fully automated. Customers can access BlackSky Spectra's data and analytics through easy-to-use web services or through platform application programming interfaces. Our next generation satellites (“Gen-3”), expected to launch in 2024, are designed to improve imaging resolution even further and include short wave infrared imaging technology for a broad set of imaging conditions, including nighttime and low-light. We believe these advancements will expand the relevance and certainty of our analytics to continue to ensure our importance to our customers. We also believe the combination of our high-revisit, small satellite constellation, our BlackSky Spectra platform, and low constellation cost is transforming the market for real-time, space-based imagery and analytics. Our operating strategy is to continue to enhance the capabilities of our satellite constellation, to increase the number of third-party data sources processed by our BlackSky Spectra platform, and to expand our analytics offerings in order to increase the value we deliver to our customers. Our two strategic assets—our satellite constellation and our BlackSky Spectra platform—are mutually reinforcing: as we capture more information about the world’s most important strategic and economic assets and locations, our proprietary database expands and increases its utility, enabling us to better detect, understand, and predict changes that matter most to our customers. Our business has a natural and powerful “flywheel” effect: the more data we collect and analyze, the more valuable the insights we can deliver to our customers. 57

Our current customer base and end market mix are weighted towards U.S. and international defense and intelligence customers and markets. We believe there are significant opportunities to expand our imagery and software analytical services, as well as our professional and engineering service offerings, to a broad set of customers both domestically and internationally. In addition, our services and products can benefit customers in a variety of commercial markets including, but not limited to, energy and utilities, insurance, commodities, mining, manufacturing, logistics, supply chain management, agriculture, environmental monitoring, disaster and risk management, engineering and construction, and retail and consumer behavior. We generate revenue by selling On-Demand and Assured product and service offerings that support a broad range of applications including national security, supply chain intelligence, crisis management, critical infrastructure monitoring, economic intelligence, and others. These offerings are comprised of a predefined, standard set of imagery and software analytics products accessible via our basic subscription plan through our BlackSky Spectra software platform, plus professional and engineering services provided to customers on a project-by-project basis. We offer a variety of pricing and utilization options for our imagery and software analytical service offerings, with the majority of our agreements structured as subscription contracts, followed by usage-based pricing and transactional licenses. These options provide customers flexibility to utilize our imagery and software analytical services in a manner that best suits their business needs. We offer a range of pricing tiers that enables the customer to manage collection priorities, when during critical events they can pay a premium to prioritize their monitoring and collection requirements. At other times, customers can select lower priority collections to allow for more economical utilization. Variable and fixed price plans allow our customers to choose what matters most to them—platform licensing-levels, priority for imagery tasking, and whether to apply analytics or monitoring capabilities overtop the imaging service. Components of Operating Results Revenue Our revenue is generated by selling imagery and software analytics services through our Blacksky Spectra platform and by providing professional and engineering services to strategic customers on a project basis. • Imagery and Software Analytical Services Revenue ◦ Imagery: We offer our customers high-revisit, on-demand high resolution electro optical satellite imaging services. Through our BlackSky Spectra software platform, customers can directly task our proprietary satellite constellation to collect and deliver imagery over specific locations, sites, and regions that are critical to their operations. We offer customers several service level options that include basic plans for on-demand tasking or multi-year assured access programs, where customers can secure priority access and imaging capacity at a premium over a region of interest on a take or pay basis. ◦ Data, Software, and Analytics: Our analytics services are also offered on a subscription or consumption basis and provide customers with access to our site monitoring, event monitoring and global data services. We leverage our proprietary AI and ML algorithms to analyze data coming from both our proprietary sensor network and third-party space sources in real-time to provide data, insights, and analytics for our customers. We provide services related to object, change and anomaly detection, site monitoring, and enhanced analytics through which we can detect key pattern of life changes in critical locations. These critical locations can include strategic locations and infrastructure such as ports, airports, and construction sites; retail activity; commodities stockpiles; and other sites that contain critical commodities and supply chain inventory. We expect continued imagery and software analytical services revenue growth as a result of increases in our sales orders driven by stronger customer demand. • Professional and Engineering Services Revenue—We develop and deliver advanced satellites and payload systems for specific strategic customers that desire to leverage our capabilities in mission systems engineering and operations, ground station operations, software, analytics and systems development. These systems are sold to government customers under fixed price contracts and are often sold with imagery 58 service subscriptions. We generally retain rights to intellectual property for developed technology of certain systems. We also provide technology enabled professional service solutions, that are highly-interrelated, to support customer-specific feature request and to support the integration, testing, and training of our imagery and software analytical services into the customer's organizational processes and workflows. We also provide software systems engineering development services to support the integration of high volume and mass quantities of data in their operating platforms. We expect continued meaningful contribution from our professional and engineering services revenue, which we expect will be primarily from contracts with existing U.S. and international defense and intelligence customers with whom we have contracted to perform development work prior to the implementation of their subscription service contracts. Costs and Expenses Our costs and expenses are incurred from the following categories: • Imagery and software analytical services costs primarily include internal aerospace and geospatial software development labor, third-party data and imagery, internal labor to support the ground stations and space operations, and cloud computing and hosting services. Costs are expensed as incurred except for incremental costs to obtain a contract, primarily sales commissions on contracts greater than one year, which are capitalized and amortized to selling, general, and administrative expenses on a systematic basis consistent with the transfer of goods and services and directly identifiable costs to fulfill a contract. Expense related to stock-based payments is classified in the consolidated statements of operations and comprehensive loss based upon the classification of each employees’ cash compensation. We recognize stock-based compensation expense for those employees whose work supports the imagery and software analytical service costs we provide to customers, under imagery and software analytical service costs, excluding depreciation and amortization. • Professional and engineering service costs primarily include the cost of internal labor for design and engineering in support of long-term development contracts for satellites and payload systems as well as subcontract direct materials and external labor costs to build and test specific components, such as the communications system, payload demands, and sensor integration. In addition, we also recognize internal labor costs and external subcontract labor costs for our customer-centric software service solutions. We recognize stock-based compensation expense for those employees who provide professional and engineering services support to customers, under professional and engineering service costs, excluding depreciation and amortization. Operating Expenses Our operating expenses are incurred from the following categories: • Selling, general, and administrative expense consists of salaries and benefit costs, development costs, professional fees, and other expenses which includes other personnel-related costs, stock-based compensation expenses for those employees who generally support our business and operations, and occupancy costs. Our development costs include internal labor costs to design and plan critical real-time software and geospatial analytic solutions and solution enhancements, including mapping, analysis, site target monitoring, and news feeds. • Research and development expense consists of employees’ salaries, taxes, and benefits costs incurred for data science modeling and algorithm development related to our Blacksky Spectra software platform, and for the strategic development efforts to support our long-term strategy. In addition, we employ and classify third-party vendors who fulfill our strategic projects as research and development expense. We intend to continue to invest appropriate resources in research and development efforts, as we believe that investment is critical to maintaining our competitive position. • Depreciation expense is related to property and equipment which mainly consists of operational satellites. Amortization expense is related to intangible assets which mainly consists of customer relationships. 59

Results of Operations for the Years Ended December 31, 2023 and 2022

The following table provides the components of results of operations for the years ended December 31, 2023 and 2022:

	Years Ended December 31, 2023	Years Ended December 31, 2022	$ Change	% Change
	(dollars in thousands)			
Revenue				
Imagery & software analytical services	$ 65,391	$ 47,415	$ 17,976	37.9 %
Professional & engineering services	29,101	17,935	11,166	62.3 %
Total revenue	94,492	65,350	29,142	44.6 %
Costs and expenses				
Imagery & software analytical service costs, excluding depreciation and amortization	13,793	14,462	(669)	(4.6)%
Professional & engineering service costs, excluding depreciation and amortization	19,988	21,365	(1,377)	(6.4)%
Selling, general and administrative	72,617	79,672	(7,055)	(8.9)%
Research and development	643	739	(96)	(13.0)%
Depreciation and amortization	43,431	35,661	7,770	21.8 %
Operating loss	(55,980)	(86,549)	30,569	35.3 %
Gain on derivatives	7,679	11,812	(4,133)	(35.0)%
Income on equity method investments	4,165	2,087	2,078	99.6 %
Interest income	2,063	1,116	947	84.9 %
Interest expense	(9,306)	(5,426)	(3,880)	(71.5)%
Other (expense) income, net	(1,807)	2,081	(3,888)	(186.8)%
Loss before income taxes	(53,186)	(74,879)	21,693	29.0 %
Income tax expense	(673)	—	(673)	(100.0)%
Loss from continuing operations	(53,859)	(74,879)	21,020	28.1 %
Discontinued operations:				
Gain from discontinued operations	—	707	(707)	(100.0)%
Income tax (expense) benefit	—	—	—	— %
Gain from discontinued operations, net of income taxes	—	707	(707)	(100.0)%
Net loss	$ (53,859)	$ (74,172)	$ 20,313	27.4 %

Revenue

	Years Ended December 31, 2023	Years Ended December 31, 2022	$ Change	% Change
	(dollars in thousands)			
Imagery & software analytical revenue	$65,391	$47,415	$17,976	37.9 %
% of total revenue	69.2 %	72.6 %		
Professional & engineering services revenue	29,101	17,935	11,166	62.3 %
% of total revenue	30.8 %	27.4 %		
Total revenue	$94,492	$65,350	$29,142	44.6 %

60

Imagery and Software Analytical Services Revenue Imagery and software analytical services revenue increased for the year ended December 31, 2023 as compared to the same period in 2022, driven by increased imagery and analytics orders from existing customers and several firm-fixed price subscription contracts with new domestic and international customers. Professional and Engineering Services Revenue Professional and engineering services revenue increased for the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to several new contracts with international governments. This was partially offset by a lower percentage of completion achieved in two engineering services contracts as a result of an increase in the program's maturity year-over-year. For the impacts of changes in estimates on our contracts, see "Note 2—Basis of Presentation and Summary of Significant Accounting Policies" of the notes to the consolidated financial statements contained within this Annual Report on Form 10-K. Costs and Expenses Years Ended December 31, $ % 2023 2022 Change Change (dollars in thousands) Imagery & software analytical service costs, excluding depreciation and amortization $ 13,793 $ 14,462 $ (669) (4.6) % Professional & engineering service costs, excluding depreciation and amortization 19,988 21,365 (1,377) (6.4) % Total costs $ 33,781 $ 35,827 $ (2,046) (5.7) % Imagery and Software Analytical Service Costs Imagery & software analytical service costs, excluding depreciation and amortization decreased slightly for the year ended December 31, 2023 as compared to the same period in 2022. The majority of these costs are fixed and may not materially increase with revenue growth. Professional and Engineering Service Costs Professional & engineering service costs, excluding depreciation and amortization, decreased for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to fewer costs incurred on two engineering services contracts, driven by an increase in the programs' maturity year-over-year. This was partially offset by satellite procurement work under a firm-fixed price contract. The estimation of total costs to complete on long-term projects is subject to many variables and requires significant judgment and we may have future changes in estimates, which have an impact on future professional and engineering service costs and associated revenue recognition. 61

Selling, General, and Administrative Years Ended December 31, $ % 2023 2022 Change Change (dollars in thousands) Salaries and benefit costs $ 40,720 $ 36,517 $ 4,203 11.5 % Stock-based compensation expense 10,118 18,131 (8,013) (44.2) % Information technology and other administrative expenses 8,938 6,290 2,648 42.1 % Selling and marketing 3,789 5,553 (1,764) (31.8) % Professional fees 3,498 5,082 (1,584) (31.2) % Insurance 2,755 4,452 (1,697) (38.1) % Rent expense 1,762 2,821 (1,059) (37.5) % Development costs 1,037 826 211 25.5 % Selling, general and administrative $ 72,617 $ 79,672 $ (7,055) (8.9) % Selling, general, and administrative expenses decreased during the year ended December 31, 2023 as compared to the same period in 2022. Stock-based compensation expense decreased $8.0 million related to the 2022 cumulative vesting of restricted stock units ("RSUs") triggered by the successful execution of the Merger in 2021. Salaries and payroll-related benefits increased due to expansion of our sales team and investments in AI capabilities. The following is our forecast for total RSU expense as of December 31, 2023, which, in addition to the amounts recognized in selling, general, and administrative expenses, includes the portion that will be capitalized or classified in imagery and software analytical service costs and professional and engineering service costs: (in thousands) For the years ending December 31, 2024 8,571 2025 6,971 2026 4,731 2027 1,566 $ 21,838 Research and Development Years Ended December 31, $ % 2023 2022 Change Change (dollars in thousands) Research and development $ 643 $ 739 $ (96) (13.0) % Research and development expense decreased slightly for the year ended December 31, 2023 as compared to the same period in 2022. 62

Depreciation and Amortization Years Ended December 31, $ % 2023 2022 Change Change (dollars in thousands) Depreciation of satellites $ 37,270 $ 33,053 $ 4,217 12.8 % Depreciation of all other property and equipment 5,600 2,047 3,553 173.6 % Amortization 561 561 — — % Depreciation and amortization $ 43,431 $ 35,661 $ 7,770 21.8 % Depreciation expense from satellites increased for the year ended December 31, 2023 as compared to the same period in 2022, driven by an increase in the number of satellites in service. Depreciation expense from all other property and equipment increased for the year ended December 31, 2023 as compared to the same period in 2022, primarily driven by capitalization of software and the buildout of new office space. Amortization expense remained flat for the year ended December 31, 2023 as compared to the same period in 2022. Non-Operating Expenses Years Ended December 31, $ % 2023 2022 Change Change (dollars in thousands) Gain on derivatives $ 7,679 $ 11,812 $ (4,133) (35.0) % Income on equity method investments 4,165 2,087 2,078 99.6 % Interest income 2,063 1,116 947 84.9 % Interest expense (9,306) (5,426) (3,880) (71.5) % Other (expense) income, net (1,807) 2,081 (3,888) (186.8) % Gain on derivatives Fluctuations in our equity warrants and other equity instruments that we classify as derivative liabilities in the consolidated balance sheets and measure at fair value are significantly driven by our common stock price. Fluctuations to these instruments are inversely related to changes in our common stock price, the volatility of the markets, and the duration of the equity warrants. The gains or losses recognized in the period are non-cash fair value adjustments and generated gains during the years ended December 31, 2023 and 2022. Income on equity method investments The fluctuations in earnings from our equity method investment is directly related to the operating performance of our joint venture LeoStella. Additionally, during 2023, we recognized a gain of $9.5 million from the sale of our investment in X-Bow. Interest income Interest income increased during the year ended December 31, 2023 as a result of the short-term investments we began purchasing in the second quarter of 2022 as well as an increase in the effective interest rate received for our investments. 63

Interest expense

Interest expense increased during the year ended December 31, 2023 as a result of a higher effective interest rate on our loan modification with related parties.

Other (expense) income, net

For the year ended December 31, 2023, other (expense) income, net, included $0.9 million of allocated transaction costs associated with new warrants that are accounted for as derivative liabilities and $0.8 million of transaction costs associated with our loan modification during the second quarter of 2023.

Gain from discontinued operations, net of income taxes

	Years Ended December 31,		$	%
	2023	2022	Change	Change
	(dollars in thousands)			
Gain from discontinued operations, net of income taxes	$ —	$ 707	$ (707)	(100.0)%

On June 12, 2020, we completed the sale of 100% of our interests in Spaceflight, Inc. to M&Y Space Co., Ltd for a final purchase price of $31.6 million. During the year ended December 31, 2022, the Company received an indemnification claim notice regarding certain collection and tax payments related to the Share Purchase Agreement among BlackSky Holdings, Inc., Spaceflight, Inc., and M&Y Space Co., Ltd. The parties agreed to the framework for a global settlement of such indemnification claims, to include a settlement payment by the Company of $1.0 million and a holdback amount of $0.1 million subject to M&Y Space Co.'s ability to collect against certain receivables. As a result, we reduced our existing contingent liability by $0.7 million.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, management utilizes certain non-GAAP performance measures, such as Adjusted EBITDA, for purposes of evaluating our ongoing operations and for internal planning and forecasting purposes. Our management and board of directors believe that this non-GAAP operating measure, when reviewed with our GAAP financial information, provides useful supplemental information to investors in assessing our operating performance.

Adjusted EBITDA

Adjusted EBITDA is defined as net income or loss attributable to us before interest income, interest expense, income tax expense or benefit, depreciation and amortization, as well as significant non-cash and/or non-recurring expenses as our management believes these items are not useful in evaluating our core operating performance. These items include, but are not limited to stock-based compensation expense, unrealized (gain) loss on certain warrants/ shares classified as derivative liabilities, severance, impairment losses, income on equity method investment, investment loss on short-term investments, transaction costs associated with debt and equity financings, forgiveness of non-trade receivables, and gain from discontinued operations, net of income taxes. We have presented Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the exclusion of certain items in calculating Adjusted EBITDA can produce a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results. In addition, we believe that Adjusted EBITDA provides additional information for investors to use in evaluating our ongoing operating results and trends. This non-GAAP measure provides investors with incremental information for the evaluation of our performance after isolation of certain items deemed unrelated to our core business operations.

Adjusted EBITDA is presented as a supplemental measure to our GAAP measures of performance. When evaluating Adjusted EBITDA, you should be aware that we may incur future expenses similar to those excluded when calculating this measure. In addition, our presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Furthermore, our computation of

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Adjusted EBITDA may not be directly comparable to similarly titled measures computed by other companies, as the nature of the adjustments that other companies may include or exclude when calculating Adjusted EBITDA may differ from the adjustments reflected in our measure. Because of these limitations, Adjusted EBITDA should not be considered in isolation, nor should this measure be viewed as a substitute for the most directly comparable GAAP measure, which is net loss. We compensate for the limitations of non-GAAP measures by relying primarily on our GAAP results. You should review the reconciliation of our net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate our performance. The table below reconciles our net loss to Adjusted EBITDA for the years ended December 31, 2023 and 2022: Years Ended December 31, 2023 2022 (in thousands) Net loss $ (53,859) $ (74,172) Interest income (2,063) (1,116) Interest expense 9,306 5,426 Income tax expense 673 — Depreciation and amortization 43,431 35,661 Stock-based compensation expense 10,862 20,025 Gain on derivatives (7,679) (11,812) Income on equity method investment (4,165) (2,087) Transaction costs associated with debt and equity financings 1,738 — Severance 590 1,196 Impairment losses 81 — Investment loss on short-term investments 55 — Proceeds from earn-out payment — (2,000) Gain from discontinued operations, net of income taxes — (707) Forgiveness of non-trade receivables — 106 Adjusted EBITDA $ (1,030) $ (29,480) Liquidity and Capital Resources As of December 31, 2023, our existing sources of liquidity included cash and cash equivalents and short-term investments. Our cash and cash equivalents excluding restricted cash totaled $32.8 million and $34.2 million as of December 31, 2023 and 2022, respectively, and our short-term investments totaled $19.7 million and $38.0 million as of December 31, 2023 and 2022, respectively. We have incurred losses and generated negative cash flows from operations since our inception in September 2014. As of December 31, 2023, we had an accumulated deficit of $599.0 million. Our short-term liquidity as of December 31, 2023 was comprised of the following: (in thousands) Cash and cash equivalents $ 32,815 Restricted cash 619 Short-term investments(1) 19,697 $ 53,131 (1) Short-term investments are included in cash flows from investing activities in the consolidated statements of cash flows. We expect cash and cash equivalents and cash generated from operating activities to be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. Our future long-term capital requirements 65 will depend on many factors including our growth rate, customer demand for capacity, the timing and extent of spending to support solution development efforts, the expansion of sales and marketing activities, the ongoing investments in technology infrastructure, the introduction of new and enhanced solutions, and the continuing market acceptance of our solutions. From time to time, we may seek additional equity or debt financing to fund capital expenditures, strategic initiatives or investments and our ongoing operations. We do not have a line of credit or access to immediate funds. However, an additional source of liquidity is our ability to offer and sell from time to time up to $75.0 million of newly issued shares in open trading windows at market prices through a designated broker dealer pursuant to an at-the-market (“ATM”) offering, of which we have sold $5.0 million through December 31, 2023. If we decide, or are required, to seek additional financing from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected. In November 2023, the Company entered into a commercial agreement with a launch provider with financing terms providing for a $3.0 million initial payment, and for $27.0 million to be repaid quarterly on a pro-rata basis across a three-year period after each successful launch milestone, with payments to accrue interest at 12.6% per annum. We may prepay at any time until the maturity date without premium or penalty. Under certain circumstances, a default interest rate will apply on all outstanding and payable obligations during the existence of an event of default under the Loan Agreement at 18.9% per annum above the applicable interest rate. As of December 31, 2023, the Company has not drawn or accrued any interest on the agreement. On May 9, 2023, we entered into the Second Amendment (the “Amendment”) to our Amended and Restated Loan and Security Agreement with Intelsat Jackson Holdings SA and Seahawk SPV Investment LLC, dated October 31, 2019 and previously amended on September 9, 2021. The Amendment amends the secured loan facility to, among other things: (i) extend the maturity date of the loan from October 31, 2024 to October 31, 2026, (ii) roll the cash interest payment due on May 1, 2023 into the outstanding principal to be paid on the maturity date; (iii) increase the interest rate on the loan as of the Amendment date from 9% to 12%, of which (x) 9.6% will be paid in kind as principal due on the maturity date, with the remainder paid as cash interest on a semi-annual basis, until May 1, 2025 and (y) after May 1, 2025, up to 4% can be paid in kind as principal due on the maturity date, with the remainder to be paid as cash interest on a semi-annual basis, and (iv) add certain financial covenants. As part of our new financial covenants, we are required to maintain a minimum cash and cash equivalents balance of not less than $10.0 million, measured quarterly as of the last day of each fiscal quarter. In addition, we are required to maintain Adjusted EBITDA, measured quarterly as of the last day of each fiscal quarter, of not less than: • $5.0 million for the trailing four quarter period ending as of December 31, 2024 through September 30, 2025 and • $10.0 million for the trailing four quarter period ending as of December 31, 2025 and as of the end of each fiscal quarter thereafter. The Company was in compliance with all covenants as of December 31, 2023 and expects to remain in compliance with all covenants the next 12 months from the issuance of the financial statements. The Company was not subject to any financial covenants as of December 31, 2022. Please refer to the section entitled "Non-GAAP Financial Measures" for additional information on our definition of Adjusted EBITDA. Funding Requirements While our expenses may continue to exceed our revenues in the near term due to investments we are making in sales, marketing and products to increase our market share, this difference has declined as we progress to becoming operating cash flow positive. We expect to continue to incur capital expenditures as we procure and launch Gen-3 satellites, as well as our BlackSky Spectra software platform to significantly expand our product capabilities in the future. 66

Short-Term Liquidity Requirements As of December 31, 2023, our current assets were $79.3 million, consisting primarily of cash and cash equivalents, short-term investments, and contract assets. As of December 31, 2023, our current liabilities were $27.5 million, consisting primarily of accounts payable and accrued liabilities. Accordingly, we have sufficient cash and working capital to fund our short-term liquidity requirements. Long-Term Liquidity Requirements We anticipate that our most significant long-term liquidity and capital needs will relate to continued funding of operations, satellite development capital expenditures, launch capital expenditures, and ongoing investments in our Blacksky Spectra software platform and internal infrastructure that will enable us to continue to scale the business efficiently and securely. We can manage the timing for a large part of our capital expenditures, including the design, build, and launch of our new satellites currently under development, to provide us with additional flexibility to optimize our long-term liquidity requirements. Macroeconomic conditions and credit markets could also impact the availability and, or, the cost of potential future debt or equity financing. Cash Flow Analysis The following table provides a summary of cash flow data for the years ended December 31, 2023 and 2022. Our short-term liquidity at December 31, 2023 was $53.1 million. Short-term investments of $19.7 million are not classified as cash, cash equivalents, or restricted cash. Years Ended December 31, $ 2023 2022 Change (in thousands) Net cash used in operating activities $ (17,421) $ (44,456) $ 27,035 Net cash used in investing activities(1) (15,211) (81,579) 66,368 Net cash provided by (used in) financing activities 29,050 (5,053) 34,103 Net decrease in cash, cash equivalents, and restricted cash (3,582) (131,088) 127,506 Cash, cash equivalents, and restricted cash – beginning of year 37,016 168,104 (131,088) Cash, cash equivalents, and restricted cash – end of period $ 33,434 $ 37,016 $ (3,582) (1) 2023 includes $43.7 million of capital expenditures partially offset by net proceeds of $19.0 million of short-term investments not categorized as cash, cash equivalents, or restricted cash Operating activities For the year ended December 31, 2023, net cash used in operating activities was $17.4 million. The contributor to the significant decrease in cash used during the year ended December 31, 2023 as compared to the year ended December 31, 2022 was the decrease in the operating loss, adjusted for depreciation, amortization, stock-based compensation expense, gain on derivatives, and other non-cash items. The operating loss decrease in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to increased revenue and decreased cost of sales. Investing activities The decrease in net cash used in investing activities was primarily due to increased proceeds from the redemption and maturity of $59.1 million of our short-term investments in corporate debt and governmental securities in addition to decreased purchases of these same type of investments of $40.1 million during the year ended December 31, 2023, as compared to $13.0 million of proceeds and $50.3 million of purchases during the year 67 ended December 31, 2022. Additionally, we received proceeds of $9.5 million from the sale of our investment in X- Bow in 2023. We continue to have significant cash outflows for satellite procurement and launch related services and incur labor costs for internally developed capitalized software as we add innovative new services and tools to our Blacksky Spectra software platform; however, the total amount paid for capital expenditures decreased slightly year over year. Financing activities The most significant impact in the change in cash flows from financing activities in the year ended December 31, 2023 as compared to the year ended December 31, 2022 is the receipt of $32.7 million in proceeds from our equity issuances, net of equity issuance costs, of which $17.7 million was allocated to the liability- classified warrants in accordance with our accounting policy. Our equity issuances in the year ended December 31, 2023 included a private placement of 16.4 million shares at a purchase price of $1.79 per share, which resulted in $29.4 million in gross proceeds, as well as the sale of 3.5 million shares under our ATM offering program, which resulted in $5.0 million in gross proceeds. In addition, withholding tax payments on the vesting of RSUs decreased from $5.1 million in the year ended December 31, 2022 to $1.4 million in the year ended December 31, 2023. We also incurred $0.9 million of transaction costs related to derivative liabilities and $1.3 million of payments related to debt modification costs in the year ended December 31, 2023. 68

Contractual Obligations and Commitments As of December 31, 2023, we had a debt facility from related parties with an outstanding principal amount of $84.6 million, which matures in October 2026, and interest due to related parties of $1.7 million, of which $0.3 million was included in other current liabilities and $1.4 million was included in other liabilities. Please see Note 20 for further information on this facility. We have significant operational commitments with vendors for the development and production of our Gen-3 satellites over the next several years that contain termination for convenience options, subject to applicable termination fees. For example, we have work orders to manufacture our Gen-3 satellites at LeoStella, our satellite manufacturing joint venture. Our work orders with LeoStella and other manufacturing partners all contain termination for convenience options that allow us to manage the satellite production process from design through manufacturing. We also have minimum cash commitments for office leases and remote ground station service arrangements of $13.8 million and $2.2 million, respectively. In addition, we have approximately $7.3 million of minimum cash commitments for an office space lease that has not yet commenced. The lease commenced in January 2024 with a lease term of 13 years. Please see Note 22 for further information. During the year ended December 31, 2023, we entered into a commitment for non-refundable multi-launch and integration services. We also entered into a commercial agreement with financing terms providing for multiple satellite launches of which $3.0 million is to be paid upfront, and $27.0 million will be drawn down in equal portions per launch and will be repaid quarterly on a pro-rata basis across a three-year period after each successful launch milestone. Payments will accrue interest at 12.6% per annum. We may prepay at any time until the maturity date without premium or penalty. As of December 31, 2023, the minimum commitment associated with the agreement was $8.4 million. Under certain circumstances, a default interest rate will apply on all outstanding and payable obligations during the existence of an event of default under the Loan Agreement at 18.9% per annum above the applicable interest rate. As of December 31, 2023, the Company has not drawn or accrued any interest on the agreement. In addition to the above, we have entered into various non-refundable operational commitments for the next several years totaling $6.6 million as of December 31, 2023. Critical Accounting Estimates The preparation of our consolidated financial statements and related notes requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management has based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For a description of our significant accounting policies see Note 2—“Basis of Presentation and Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. Revenue Recognition The recognition and measurement of revenue requires the use of judgments and estimates. Specifically, judgment is used in interpreting complex arrangements with nonstandard terms and conditions and determining when all criteria for revenue recognition have been met. We primarily generate revenue from the sale of imagery, data, software, and analytics, as well as, professional and engineering services. 69

Identifying the contract with the customer, identifying the performance obligations contained in a contract, determining transaction price, allocating transaction price, and determining when performance obligations are satisfied can require the application of significant judgment, as further discussed below. Identifying the Contract with the Customer We evidence approval of the contract with the customer with dual signatures or approved purchase orders that detail the rights of each party and define payment terms. We also consider the probability of collectability in our assessment, specifically the presence of any collectability issues as the significant majority of our customers are domestic or international governments. Identifying the Performance Obligations in a Contract We execute contracts for a single promise or multiple promises. Specifically, our firm fixed price contracts typically include multiple promises which may be accounted for as separate performance obligations if they are capable of being distinct and distinct within the context of the contract. Significant judgment is required in determining performance obligations, including if some of the customized services are highly-interrelated, and these decisions could change the amount of revenue and profit or loss recorded in each period. Classification of Revenue We classify revenue as imagery and software analytical services, and professional and engineering services in our consolidated statements of operations and comprehensive loss based on the predominant attributes of the performance obligations. Determination of and Allocation of Transaction Price Each customer contract sets forth the transaction price for the products and services purchased under the arrangement. The Company estimates any variable consideration, and whether the transaction price is constrained, upon execution of each contract. We may adjust the transaction price over time for any estimated constraints that become probable based on service level provisions within some of our customer purchase orders. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations, management uses the listed price for imagery and analytics subscriptions and the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service, which is mostly professional services. In these situations, the observable standalone revenue transactions are used to determine the standalone selling price. Determination of when Performance Obligations are Satisfied Imagery and analytics revenue is recognized ratably over the subscription period based on the promise to continuously provide contractual satellite capacity for tasked imagery or software analytical services at the discretion of the customer. Professional and engineering services revenue is generated from time and materials basis contracts, firm-fixed price service solutions contracts and firm-fixed price long-term engineering and construction contracts. Due to the long-term nature of our engineering and construction contracts, we generally recognize revenue over time using a cost-to-complete measure of progress because it best depicts the transfer of control to the customer as we incur costs on the contracts. Under this measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). The estimation of total estimated costs at completion is subject to many variables and requires significant judgment. We recognize changes in the estimation of total costs at completion on a cumulative catch-up basis in the period in which the changes are identified. Such changes in estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. If at any time, the estimate of contract profitability indicates a probable anticipated loss on the contract, we recognize the total loss as and when known. Equity Valuations Equity valuations impact various amounts and accounting conclusions reflected in our consolidated financial statements, inclusive of the recognition of equity-based compensation and warrant valuations. The following 70 discussion provides additional details regarding the significant estimates, assumptions, and judgments that impacted the determination of the fair values of equity-based compensation awards, warrants, and the common stock that comprise our capital structure. The following discussion also explains why these estimates, assumptions, and judgments could be subject to uncertainties and future variability. Equity-Based Compensation We have equity and equity-based awards outstanding under our 2021 Equity Incentive Plan ("2021 Plan"), 2014 Equity Incentive Plan ("2014 Plan"), and Amended and Restated 2011 Equity Incentive Plan ("2011 Plan"). Awards issued include stock options, restricted stock awards (“RSAs”), and RSUs. In addition, the Company's eligible employees are able to participate in our 2021 Employee Stock Purchase Plan ("ESPP") pursuant to purchase right offerings that are established under the ESPP. For purposes of recognizing equity-based compensation related to RSAs, RSUs, and stock options granted to employees and other service providers, management estimates the grant date fair values of such awards to measure the costs to be recognized as services are received. For awards with time-based vesting conditions, we recognize compensation costs based upon the straight-line amortization of the grant date fair value of the awards over the requisite service period. When equity-based compensation awards include a performance condition, no compensation is recognized until the performance condition is deemed probable to occur; we then recognize compensation costs based on the accelerated attribution method, which accounts for awards with discrete vesting dates as if they were a separate award. Stock Option and Class A Common Stock Warrant Valuations We use the Black-Scholes option-pricing model to value all options, including options under our ESPP, and Class A common stock warrants. Estimating the fair value of stock options using the Black-Scholes option-pricing model requires the application of significant assumptions, such as the estimated term of the options, risk-free interest rates, the expected volatility of the price of our Class A common stock, and an expected dividend yield. Each of these assumptions is subjective, requires significant judgment, and is based upon management’s best estimates. If any of these assumptions were to change significantly in the future, equity-based compensation related to future awards may differ significantly, as compared with awards previously granted. We have largely moved towards granting RSUs to the bulk of our employees, for which the grant date fair value is equal to the trading price fair value of our Class A common stock on the date of grant. For stock options, which are primarily granted to certain management employees, we use the following inputs under Black-Scholes as follows: Expected Dividend Yield—The Black-Scholes valuation model requires an expected dividend yield as an input. The dividend yield is based on historical experience and expected future changes. We historically have not paid, and currently have no plans to pay dividends on our Class A common stock and, accordingly, have assumed no dividend yield upon valuation of our stock options. Expected Volatility—As there was no observable volatility with respect to Legacy BlackSky Class A common stock and due to the lack of sufficient history of BlackSky Class A common stock, the expected volatility of Legacy BlackSky and BlackSky Class A common stock was estimated based upon the historical share price volatility of guideline comparable companies. Risk-free Interest Rate—The yield on actively traded, non-inflation indexed U.S. Treasury notes was used to extrapolate an average risk-free interest rate based on the expected term of the underlying grants. Expected Term—For options granted since 2021, as there is not a significant history of option exercises as a public company, we considered the option vesting terms and contractual period, as well as the demographics of the holders, in estimating the expected term. For options granted prior to 2021 when we were a private company, the expected term was the estimated duration to a liquidity event based on a weighted average consideration of the most likely exit prospects for that stage of development. We will continue to review our estimate in the future and adjust it, if necessary, due to changes in our historical exercises. 71

Private Placement Warrants and Sponsor Shares We have classified the Private Placement Warrants issued in October 2019 and March 2023 and the Osprey pre- merger Class B common shares that were exchanged for shares of our Class A common stock (the "Sponsor Shares") as long-term liabilities in our consolidated balance sheets as of December 31, 2023 and December 31, 2022. The Private Placement Warrants issued in October 2019 and the Sponsor Shares were initially recorded at fair value on the date of the merger and the Private Placement Warrants issued in March 2023 were recorded at fair value on the date of issuance. The Private Placement Warrants were recorded at fair value using a Black-Scholes option pricing model and the Sponsor Shares were recorded at fair value using a Monte Carlo simulation model. These liabilities are re-measured to fair value at each subsequent reporting date and recorded to gain on derivatives in our consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the financial instruments are exercised, redeemed, cancelled or released. The fair value models require inputs including, but not limited to, the fair value of our Class A common stock, the risk-free interest rate, expected term, expected dividend yield and expected volatility. The fair value of our Class A common stock is the closing stock price on the NYSE as of the measurement date. The risk-free interest rate assumption is determined by using U.S. Treasury rates for the same period as the expected terms of the financial instruments. The dividend yield assumption is based on the dividends expected to be paid over the expected life of the financial instruments. We have historically been a private company and lacked sufficient company-specific historical and implied volatility information. Therefore, the expected stock volatility includes both our Class A common stock and public warrant historical volatility as well as the historical volatility of a publicly traded set of peer companies. Changes in these assumptions can materially affect the estimate of the fair value of these instruments and ultimately the change in fair value. Goodwill Impairment We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. Goodwill is tested annually for impairment as of October 1st, or more frequently if events or circumstances indicate the carrying value may be impaired. A significant amount of judgement is involved in determining if an indicator of impairment has occurred. Such indicators may include (a) a significant decline in our common stock value; (b) a significant decline in our expected future cash flows; (c) a significant adverse change in legal factors or the business climate; (d) unanticipated competition; or (e) slower growth rates. We identify potential impairment by comparing the fair value of each of our reporting units with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We performed an annual qualitative goodwill assessment over the balance of goodwill we held related to the BlackSky reporting unit as of October 1, 2023. We also determined that no triggering events occurred during the year ended December 31, 2023 that would require a quantitative assessment. We determined that it is more likely than not that the fair value of the BlackSky reporting unit sufficiently exceeds its carrying value, including goodwill. Although we have a history of recurring losses from operations, negative cash flows from operations, and a significant accumulated deficit, as of the October 1, 2023 analysis, the fair value was greater than 82% in excess of the carrying value for BlackSky. As of December 31, 2023, we believe that the estimated fair values of the BlackSky reporting unit is still in excess of its respective carrying value and therefore is not at-risk of being impaired. Long Lived Asset Impairment We evaluate long-lived assets, including finite-lived intangible assets, property and equipment, satellite procurement work in process and other long-term assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Significant judgments in this area involve determining whether a triggering event has occurred and determining the future cash flows for assets involved. In conducting this analysis, we compare the undiscounted cash flows expected to be generated from the long-lived assets (or asset group) to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted 72 cash flows, an impairment charge is measured and recognized based upon the difference between the carrying value of long-lived assets (or asset group) and their fair value. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Not applicable. ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA The information required by this item is set forth beginning on page 81 on this Annual Report on Form 10-K. 73

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES None. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of reasonably ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of December 31, 2023, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at a reasonable assurance level. In designing and evaluating the disclosure controls and procedures, management recognized that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company will be detected. Management’s Report on Internal Control Over Financial Reporting Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on the assessment, management believes that we maintained effective internal control over financial reporting as of December 31, 2023, based on those criteria. Attestation Report of the Registered Public Accounting Firm Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Changes in Internal Control Over Financial Reporting 74

There was no change in our internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B. OTHER INFORMATION During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement” (each as defined in Item 408 of Regulation S-K). ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS None. PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE We will provide information that is responsive to this Item 10 in our definitive proxy statement for our 2024 Annual Meeting of Stockholders or in an amendment to this Annual Report on Form 10-K not later than 120 days after December 31, 2023. Such information is incorporated into this Item 10 by reference. ITEM 11. EXECUTIVE COMPENSATION We will provide information that is responsive to this Item 11 in our definitive proxy statement for our 2024 Annual Meeting of Stockholders or in an amendment to this Annual Report on Form 10-K not later than 120 days after December 31, 2023. Such information is incorporated into this Item 11 by reference. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS We will provide information that is responsive to this Item 12 in our definitive proxy statement for our 2024 Annual Meeting of Stockholders or in an amendment to this Annual Report on Form 10-K not later than 120 days after December 31, 2023. Such information is incorporated into this Item 12 by reference. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE We will provide information that is responsive to this Item 13 in our definitive proxy statement for our 2024 Annual Meeting of Stockholders or in an amendment to this Annual Report on Form 10-K not later than 120 days after December 31, 2023. Such information is incorporated into this Item 13 by reference. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented in our definitive proxy statement for our 2024 Annual Meeting of Stockholders or in an amendment to this Annual Report on Form 10-K not later than 120 days after December 31, 2023. Such information is incorporated into this Item 14 by reference. 75

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1. and 2. Financial Statements and Financial Statement Schedules

The consolidated financial statements and financial statement schedules of BlackSky required by Part II, Item 8, are included in Part IV of this report. See Index to Consolidated Financial Statements and Financial Statement Schedules beginning on Page 81.

3. Exhibits

The documents listed below are incorporated by reference or are filed with this report, in each case as indicated therein.

Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith
2.1†	Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp., Osprey Technology Merger Sub, Inc., and BlackSky Technology Inc.	424(b)(3)	333-256103	Annex A	August 11, 2021	
3.1	Amended and Restated Certificate of Incorporation of the Company	8-K	001-39113	3.1	September 15, 2021	
3.2	Amended and Restated Bylaws of the Company	8-K	001-39113	3.2	September 15, 2021	
4.1	Specimen Common Stock Certificate	S-3	333-267889	4.1	October 14, 2022	
4.2	Form of Indenture	S-3	333-267889	4.3	October 14, 2022	
4.3	Specimen Warrant Certificate	S-1	333-234180	4.3	October 11, 2019	
4.4	Warrant Agreement, dated October 31, 2019, between Continental Stock Transfer & Trust Company and Osprey Technology Acquisition Corp.	8-K	001-39113	4.1	November 5, 2019	
4.5	Description of Securities	10-K	001-39113	4.5	March 23, 2023	
4.6	Form of Warrant	8-K	001-39113	4.1	March 9, 2023	
10.1+	BlackSky Technology Inc. 2021 Equity Incentive Plan	424(b)(3)	333-256103	Annex E	August 11, 2021	
10.2+	BlackSky Technology Inc. 2021 Employee Stock Purchase Plan	424(b)(3)	333-256103	Annex F	August 11, 2021	
10.3+	BlackSky Technology Inc. Outside Director Compensation Policy	8-K	001-39113	10.13	September 15, 2021	
10.4+	BlackSky Technology Inc. Form of Indemnification Agreement	8-K	001-39113	10.4	September 15, 2021	
10.5	Right of First Offer Agreement, dated as of October 31, 2019, by and between Spaceflight Industries, Inc. and Intelsat Jackson Holdings, S.A.	S-4	333-256103	10.10	May 13, 2021	
10.6	Sponsor Support Agreement, dated as of February 17, 2021 by and among BlackSky Holdings, Inc., Osprey Sponsor II, LLC, and Osprey Technology Acquisition Corp.	8-K/A	001-39113	10.3	February 22, 2021	
10.7	Form of Registration Rights Agreement	8-K	001-39113	10.5	February 22, 2021	
10.8	Form of Subscription Agreement	8-K	001-39113	10.1	February 22, 2021	
10.9+	Offer Letter from BlackSky Holdings Inc. to Brian O'Toole, dated August 18, 2021	8-K	001-39113	10.1	August 18, 2021	
10.10+	Offer Letter from BlackSky Holdings Inc. to Henry Dubois, dated August 18, 2021	8-K	001-39113	10.3	August 18, 2021	
10.11+	Amendment to Offer Letter from BlackSky Holdings Inc. to Henry Dubois, dated June 10, 2022	10-Q	001-39113	10.2	August 10, 2022	
10.12+	Offer Letter from BlackSky Holdings Inc. to Chris Lin, dated August 18, 2021	8-K	001-39113	10.4	August 18, 2021	

76

Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith
10.13	Amended and Restated Loan and Security Agreement, dated October 31, 2019, by and between Intelsat Jackson Holdings SA, Seahawk SPV Investment LLC, Spaceflight Industries, Inc. and its subsidiaries.	S-4/A	333-256103	10.17	June 25, 2021	
10.14	Satellite Program Contract, dated March 12, 2018, by and between LeoStella LLC and BlackSky Global LLC	S-4/A	333-256103	10.18	June 25, 2021	
10.15	Amendment No. 1 to Satellite Program Contract, dated February 20, 2019, by and between LeoStella LLC and BlackSky Global LLC	S-4/A	333-256103	10.19	June 25, 2021	
10.16	Amendment No. 2 to Satellite Program Contract, dated May 27, 2020, by and between LeoStella LLC and BlackSky Global LLC	S-4/A	333-256103	10.20	June 25, 2021	
10.17	First Amendment, Consent and Joinder to Amended and Restated Loan and Security Agreement, dated as of September 9, 2021, by and among BlackSky Holdings, Inc. and the subsidiaries named therein, Intelsat Jackson Holdings SA and Seahawk SPV Investment LLC.	8-K	001-39113	10.5	September 15, 2021	
10.18	Second Amendment to Amended and Restated Loan and Security Agreement, dated as of May 9, 2023 by and among BlackSky Technology Inc. and the subsidiaries named therein, Intelsat Jackson Holdings SA and Seahawk SPV Investment LLC	10-Q	001-39113	10.3	May 10, 2023	
10.19	BlackSky HQ Lease Agreement, dated February 28, 2019, by and between Northridge Office Building LLC and Spaceflight Industries, Inc.	S-1	333-260458	10.25	October 25, 2021	
10.20	BlackSky HQ Lease Agreement, dated November 20, 2023, by and between 2411 Dulles Corner Metro Owner LLC and BlackSky Holdings, Inc.					X
10.21+	BlackSky Technology Inc. Executive Change in Control and Severance Plan, adopted August 16, 2021, and form of participation agreement attached as appendix A.	8-K	001-39113	10.6	August 18, 2021	
10.22+	Form of Stock Option Agreement under the BlackSky 2021 Equity Incentive Plan	S-8	333-261778	4.4	December 20, 2021	
10.23+	Form of Restricted Stock Unit Agreement under the BlackSky 2021 Equity Incentive Plan	S-8	333-261778	4.5	December 20, 2021	
10.24+	Form of Stock Appreciation Right Agreement under the BlackSky 2021 Equity Incentive Plan	S-8	333-261778	4.7	December 20, 2021	
10.25+	2014 Equity Incentive Plan	S-8	333-261778	4.8	December 20, 2021	
10.26+	Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan Assumed by Spaceflight Industries and forms of agreements thereunder	S-8	333-261778	4.9	December 20, 2021	
10.27+	Form of Restricted Stock Award Agreement	S-8	333-261778	4.6	December 20, 2021	
10.28+	Form of Restricted Stock Unit Agreement under the BlackSky 2014 Equity Incentive Plan	S-8	333-261778	4.4	March 4, 2022	
10.29+	2022 Executive Incentive Compensation Plan	10-K	001-39113	10.34	March 31, 2022	
10.30†	NRO Contract, dated May 23, 2022, by and between the National Reconnaissance Office and BlackSky Technology Inc.	10-Q	001-39113	10.1	August 10, 2022	
10.31	Open Market Sale Agreement, dated December 15, 2022, by and between BlackSky Technology Inc. and Jefferies LLC	8-K	001-39113	1.1	December 15, 2022	
10.32	Form of Registration Rights Agreement, dated as of March 6, 2023 by and among the Company and the Investors	8-K	001-39113	10.2	March 9, 2023	
10.33†**	Production Work Order 003, dated November 13, 2023, by and between BlackSky Global LLC and LeoStella LLC					X

77

Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith
10.34†**	Subordinated Loan and Security Agreement, dated November 3, 2023, by and between BlackSky Technology Inc. and the subsidiaries named therein and Rocket Lab USA, Inc.					X
21.1	List of Subsidiaries					X
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of BlackSky Technology Inc.					X
24.1	Power of Attorney (included in signature pages hereto)					X
31.1	Certification of the Company's Chief Executive Officer, Brian O'Toole, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of the Company's Chief Financial Officer, Henry Dubois, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of the Company's Chief Executive Officer, Brian O'Toole, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2*	Certification of the Company's Chief Financial Officer, Henry Dubois, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Compensation Recovery Policy					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

\+ Indicates management contract or compensatory plan.

† Certain portions of this exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon request.

* The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

** Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

ITEM 16. FORM 10-K SUMMARY

None.

78

ITEM 16A. SIGNATURES SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. March 19, 2024 BlackSky Technology Inc. By: /s/ Brian E. O’Toole Brian E. O'Toole Chief Executive Officer and Director (Principal Executive Officer) By: /s/ Henry Dubois Henry Dubois Chief Financial Officer (Principal Financial Officer) By: /s/ Tracy Ward Tracy Ward Senior Vice President and Controller (Principal Accounting Officer) 79

POWER OF ATTORNEY Each person whose signature appears below constitutes and appoints Brian O’Toole, Henry Dubois, and Tracy Ward, and each one of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual’s substitute, may lawfully do or cause to be done by virtue thereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated on behalf of the registrant. Signature Title Date /s/ Brian E. O’Toole Chief Executive Officer, President and Director (Principal Executive Officer) March 19, 2024 Brian O’Toole /s/ Henry Dubois Chief Financial Officer (Principal Financial Officer) March 19, 2024 Henry Dubois /s/ Tracy Ward Senior Vice President and Controller (Principal Accounting Officer) March 19, 2024 Tracy Ward /s/ Magid Abraham Director March 19, 2024 Magid Abraham /s/ David DiDomenico Director March 19, 2024 David DiDomenico /s/ Susan Gordon Director March 19, 2024 Susan Gordon /s/ Timothy Harvey Director March 19, 2024 Timothy Harvey /s/ William Porteous Director March 19, 2024 William Porteous /s/ James Tolonen Director March 19, 2024 James Tolonen 80

Index to Consolidated Financial Statements Report of Independent Registered Public Accounting Firm 82 Consolidated Balance Sheets 83 Consolidated Statements of Operations and Comprehensive Loss 84 Consolidated Statements of Changes in Stockholders' Equity 85 Consolidated Statements of Cash Flows 86 Notes to Consolidated Financial Statements 88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of BlackSky Technology Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of BlackSky Technology Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Deloitte & Touche LLP McLean, VA March 19, 2024 We have served as the Company's auditor since 2015. 82

PART I. FINANCIAL INFORMATION ITEM 1. FINANCIAL STATEMENTS BLACKSKY TECHNOLOGY INC. CONSOLIDATED BALANCE SHEETS (in thousands, except par value) December 31, December 31, 2023 2022 Assets Current assets: Cash and cash equivalents $ 32,815 $ 34,181 Restricted cash 619 2,835 Short-term investments 19,697 37,982 Accounts receivable, net of allowance of $151 and $0, respectively 7,071 3,112 Prepaid expenses and other current assets 3,916 4,713 Contract assets 15,213 5,706 Total current assets 79,331 88,529 Property and equipment - net 67,116 71,584 Operating lease right of use assets - net 1,630 3,586 Goodwill 9,393 9,393 Investment in equity method investees — 5,285 Intangible assets - net 1,357 1,918 Satellite procurement work in process 55,976 50,954 Other assets 9,263 2,841 Total assets $ 224,066 $ 234,090 Liabilities and stockholders’ equity Current liabilities: Accounts payable and accrued liabilities $ 11,573 $ 14,368 Amounts payable to equity method investees 10,843 3,728 Contract liabilities - current 3,670 6,783 Other current liabilities 1,405 2,048 Total current liabilities 27,491 26,927 Operating lease liabilities 3,041 3,132 Derivative liabilities 15,149 5,113 Long-term debt 83,502 76,219 Other liabilities 1,724 825 Total liabilities 130,907 112,216 Commitments and contingencies (Note 22) Stockholders’ equity: Class A common stock, $0.0001 par value-authorized, 300,000 shares; issued, 145,232 and 121,938 shares; outstanding, 142,837 shares and 119,508 shares as of December 31, 2023 and 2022, respectively. 14 12 Additional paid-in capital 692,115 666,973 Accumulated deficit (598,970) (545,111) Total stockholders’ equity 93,159 121,874 Total liabilities and stockholders’ equity $ 224,066 $ 234,090 See notes to consolidated financial statements 83

BLACKSKY TECHNOLOGY INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands, except per share amounts) Years Ended December 31, 2023 2022 Revenue Imagery & software analytical services $ 65,391 $ 47,415 Professional & engineering services 29,101 17,935 Total revenue 94,492 65,350 Costs and expenses Imagery & software analytical service costs, excluding depreciation and amortization 13,793 14,462 Professional & engineering service costs, excluding depreciation and amortization 19,988 21,365 Selling, general and administrative 72,617 79,672 Research and development 643 739 Depreciation and amortization 43,431 35,661 Operating loss (55,980) (86,549) Gain on derivatives 7,679 11,812 Income on equity method investments 4,165 2,087 Interest income 2,063 1,116 Interest expense (9,306) (5,426) Other (expense) income, net (1,807) 2,081 Loss before income taxes (53,186) (74,879) Income tax expense (673) — Loss from continuing operations (53,859) (74,879) Discontinued operations: Gain from discontinued operations — 707 Income tax (expense) benefit — — Gain from discontinued operations, net of income taxes — 707 Net loss (53,859) (74,172) Other comprehensive income — — Total comprehensive loss $ (53,859) $ (74,172) Basic and diluted loss per share of common stock: Loss from continuing operations $ (0.40) $ (0.64) Gain from discontinued operations, net of income taxes — 0.01 Net loss per share of common stock $ (0.40) $ (0.63) See notes to consolidated financial statements 84

BLACKSKY TECHNOLOGY INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (in thousands) Year Ended December 31, 2023 Common Stock Additional Paid-In Accumulated Total Stockholders' Shares Amount Capital Deficit Equity Balance as of January 1, 2023 119,508 $ 12 $ 666,973 $ (545,111) $ 121,874 Stock-based compensation — — 11,571 — 11,571 Issuance of common stock upon exercise of stock options 407 — 10 — 10 Issuance of common stock upon vesting of restricted stock awards 34 — — — — Issuance of common stock upon vesting of restricted stock units 4,029 — — — — Issuance of common stock, net of equity issuance costs 19,866 2 14,971 — 14,973 Withholding of stock units to satisfy tax withholding obligations upon the vesting of restricted stock units and exercise of stock options (1,007) — (1,410) — (1,410) Net loss — — — (53,859) (53,859) Balance as of December 31, 2023 142,837 $ 14 $ 692,115 $ (598,970) $ 93,159 Year Ended December 31, 2022 Common Stock Additional Paid-In Accumulated Total Stockholders' Shares Amount Capital Deficit Equity Balance as of January 1, 2022 114,452 $ 11 $ 650,518 $ (470,909) $ 179,620 Stock-based compensation — — 21,477 — 21,477 Issuance of common stock upon exercise of stock options 709 — 47 — 47 Issuance of common stock upon vesting of restricted stock awards 200 — — — — Issuance of common stock upon vesting of restricted stock units 6,728 1 — — 1 Withholding of stock units to satisfy tax withholding obligations upon the vesting of restricted stock units and exercise of stock options (2,566) — (5,069) — (5,069) Repurchase and retirement of common stock (15) — — (30) (30) Net loss — — — (74,172) (74,172) Balance as of December 31, 2022 119,508 $ 12 $ 666,973 $ (545,111) $ 121,874 See notes to consolidated financial statements 85

BLACKSKY TECHNOLOGY INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) Cash flows from operating activities: Net loss $ (53,859) $ (74,172) Gain from discontinued operations, net of income taxes — 707 Loss from continuing operations (53,859) (74,879) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization expense 43,431 35,661 Transfer of satellite procurement work in process to engineering service costs 4,854 — Operating lease right of use assets amortization 883 1,640 Bad debt expense (recovery) 179 (22) Stock-based compensation expense 10,862 20,025 Income on equity method investment (4,165) (2,087) Loss on disposal of property and equipment 127 — Loss on impairment of assets 81 — Gain on derivatives (7,679) (11,812) Amortization of debt issuance costs and non-cash interest expense 7,967 1,805 Non-cash interest income (796) (656) Other, net — 106 Changes in operating assets and liabilities: Accounts receivable (4,137) (461) Contract assets - current and long-term (16,299) (5,996) Prepaid expenses and other current assets 1,118 1,413 Other assets 1,328 (12) Accounts payable and accrued liabilities 3,316 (74) Other current liabilities (1,041) (1,180) Contract liabilities - current and long-term (3,053) (4,942) Other liabilities (538) (2,985) Net cash used in operating activities (17,421) (44,456) Cash flows from investing activities: Purchase of property and equipment (15,274) (11,677) Satellite procurement work in process (28,441) (32,385) Purchases of short-term investments (40,078) (50,343) Proceeds from maturities of short-term investments 59,110 13,000 Proceeds from sale of equity method investment 9,450 — Proceeds from sale of property and equipment 22 — Distributions from equity method investment — 804 Cash flows used in investing activities - continuing operations (15,211) (80,601) Cash flows used in investing activities - discontinued operations — (978) Net cash used in investing activities (15,211) (81,579) Cash flows from financing activities: Proceeds from equity issuances, net of equity issuance costs 32,733 — Proceeds from options exercised 10 47 Withholding tax payments on vesting of restricted stock units (1,410) (5,069) Payments of transaction costs for debt modification (1,311) — Payments of transaction costs related to derivative liabilities (905) — Payments for deferred financing costs (67) — Payments for deferred offering costs — (31) Net cash provided by (used in) financing activities 29,050 (5,053) Net decrease in cash, cash equivalents, and restricted cash (3,582) (131,088) Cash, cash equivalents, and restricted cash – beginning of year 37,016 168,104 Cash, cash equivalents, and restricted cash – end of year $ 33,434 $ 37,016 Years Ended December 31, 2023 2022 See notes to consolidated financial statements 86

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows: December 31, 2023 2022 Cash and cash equivalents $ 32,815 $ 34,181 Restricted cash 619 2,835 Total cash, cash equivalents, and restricted cash $ 33,434 $ 37,016 Years Ended December 31, 2023 2022 (in thousands) Supplemental disclosures of cash flow information: Cash paid for interest $ 989 $ 5 Cash paid for income taxes 460 — Supplemental disclosures of non-cash financing and investing information: Property and equipment additions accrued but not yet paid $ 10,420 $ 6,455 Increase of debt principal for paid-in-kind interest 7,446 3,006 Transfer of satellite procurement work in process to engineering service costs 4,854 — Accretion of short-term investments' discounts and premiums 777 640 Capitalized stock-based compensation 709 1,470 Capitalized interest for property and equipment placed into service 220 220 Credits from LeoStella applied to satellite procurement costs 125 — Satellite procurement costs included in settlement with LeoStella 36 — Equity issuance costs accrued but not yet paid 13 491 Deferred financing costs accrued but not yet paid 4 — Repurchase and retirement of common stock — 30 See notes to consolidated financial statements 87

BLACKSKY TECHNOLOGY INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 1. Organization and Business BlackSky Technology Inc. (“BlackSky” or the “Company”), headquartered in Herndon, Virginia, is a space-based intelligence company that delivers real-time imagery, analytics and high-frequency monitoring. The Company owns and operates an advanced purpose-built commercial, real-time intelligence system that combines the power of the BlackSky Spectra tasking and analytics software platform and the Company's proprietary high-resolution low earth orbit (“LEO”) small satellite constellation. The constellation is optimized to cost-efficiently capture imagery at high revisit rates where and when customers need it. The BlackSky Spectra software platform processes millions of observations a day by integrating data from the Company's proprietary satellite constellation and from other third-party sensors such as synthetic aperture radar and radio frequency satellites, millions of GPS-enabled terrestrial data sources and Internet of Things (“IoT”) connected devices. Blacksky Spectra applies advanced, proprietary artificial intelligence ("AI") and machine learning (“ML”) techniques to process, analyze, and transform these raw feeds into actionable intelligence via alerts, information, and insights. Customers can access Blacksky Spectra's data and analytics through easy-to-use web services or through platform application programming interfaces. BlackSky has two primary operating subsidiaries, BlackSky Global LLC and BlackSky Geospatial Solutions, Inc. The Company also owns fifty percent of LeoStella LLC (“LeoStella”), its joint venture with Thales Alenia Space US Investment LLC (“Thales”). LeoStella is a vertically-integrated small satellite design and manufacturer based in Tukwila, Washington, from which the Company procures satellites to operate its business. The Company accounts for LeoStella as an equity method investment. The Company's equity issuances during the year ended December 31, 2023 included a private placement and an at-the-market (“ATM”) offering. In March 2023, the Company completed the private placement of 16.4 million shares of the Company’s Class A common stock and an equal number of corresponding warrants, for a purchase price of $1.79 per share and associated warrant. The Company received $29.4 million in gross proceeds from the private placement. The Company also sold 3.5 million common shares in its ATM offering, at an average purchase price per share of $1.45, resulting in gross proceeds of $5.0 million. The transaction costs for these equity issuances consisted of legal fees, accounting fees, placement agent fees, and other third- party costs directly related to the equity issuances. During the year ended December 31, 2023, $1.8 million of transaction costs that had been incurred were recorded as a reduction to additional paid-in capital in the consolidated statements of changes in stockholders’ equity and consolidated balance sheets, and as a reduction to the proceeds from the transaction in the consolidated statements of cash flows. On May 9, 2023, BlackSky and its subsidiaries entered into the Second Amendment (the “Amendment”) to its Amended and Restated Loan and Security Agreement with Intelsat Jackson Holdings SA (“Intelsat”) and Seahawk SPV Investment LLC (“Seahawk”), dated October 31, 2019 and previously amended on September 9, 2021. The Amendment amended the secured loan facility to, among other things, extend the maturity date of the loan, roll the cash interest payment due on May 1, 2023 into the outstanding principal to be paid on the maturity date, and increase the interest rate. See Note 13 for more information regarding the Amendment. 88

2. Basis of Presentation and Summary of Significant Accounting Policies Basis of Preparation The Company has prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and the instructions to Form 10-K and Article 8 of Regulation S-X of the Securities and Exchange Commission (the "SEC"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. In addition, the consolidated financial statements include the Company’s proportionate share of the earnings or losses of its equity method investments and a corresponding increase or decrease to its investment, with recorded losses limited to the carrying value of the Company’s investment. All intercompany transactions and balances have been eliminated upon consolidation. The Company’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, including derivative financial instruments, which are stated at fair value. Unless otherwise indicated, amounts presented in the Notes pertain to the Company’s continuing operations. Emerging Growth Company The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. The Company has elected to use this extended transition period to enable it to defer the adoption of new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided for by the JOBS Act. As a result, the Company’s financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates. In addition, the Company intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, the Company intends to rely on such exemptions, the Company is not required to, among other things: (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide certain of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd Frank Wall Street Reform and Consumer Protection Act; (iii) comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report; (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. Use of Estimates The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the reporting date, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could materially differ from these estimates. Significant estimates made by the Company include, but are not limited to, revenue and associated cost recognition, the collectability of accounts receivable, the recoverability and useful lives of property and equipment, the valuation of equity warrants and warrant liabilities, fair value estimates, the recoverability of goodwill and intangible assets, the provision for income taxes, the incremental borrowing rate to measure the operating lease right of use assets, and stock-based compensation. 89

Segment Information The Company’s Chief Operating Decision Maker (as defined under GAAP), who is the Company’s Chief Executive Officer, has determined the allocation of resources and assessed performance based upon the consolidated results of the Company. Accordingly, the Company is currently deemed to be comprised of only one operating segment and one reportable segment. This segment, which comprises the continuing operations of the Company’s single operating and reportable segment, provides geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operation of satellite and ground systems to government and commercial customers. Cash and Cash Equivalents Cash and cash equivalents are comprised of cash in banks and highly liquid investments with original maturities of three months or less. Restricted Cash The Company classifies cash as restricted when the cash is unavailable for withdrawal or usage for general operations. Restricted cash represents certificates of deposits held by a bank as a compensating balance for letters of credit that facilitate certain contracts with customers and cash collateral for leasing arrangements. Accounts Receivable - net Accounts receivable are customer obligations due to the Company under normal trade terms. The majority of the Company's sales are with domestic and international government and agencies, which limits uncollectible accounts receivable. The Company performs continuing credit evaluations on each customer’s financial condition and reviews accounts receivable on a periodic basis to determine if any accounts receivable will potentially be uncollectible. The Company reserves for any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect an accounts receivable balance have failed, the accounts receivable balance is written off against the allowance for doubtful accounts. The Company assessed all existing accounts receivable and recorded an allowance for doubtful accounts of $151 thousand and $0 as of December 31, 2023 and 2022, respectively. Prepaid Expenses and Other Current Assets Prepaid expenses are advance payments made in the ordinary course of business and are amortized on a straight-line basis over the period of benefit. Other current assets consist primarily of non-trade receivables and short-term deposits. Investments The Company invests in short-term investments, which generally consist of A-1, or higher, rated corporate debt and governmental securities. The investments are classified as held-to-maturity and have a stated maturity date of one year or less from the balance sheet date. Any investments with original maturities less than three months are considered cash equivalents. As of December 31, 2023 and 2022, the Company’s short-term investments had a carrying value of $19.7 million and $38.0 million, respectively, which represents amortized cost, and an aggregate fair value of $19.7 million and $37.9 million, respectively, which represents a Level 1 measurement based off of the fair value hierarchy. The gross unrecognized holding gains as of December 31, 2023 and 2022 were $6 thousand and $0, respectively; the gross unrecognized holding losses as of December 31, 2023 and 2022 were $0 and $134 thousand, respectively. 90

Property and Equipment - net Property and equipment are stated at cost, less accumulated depreciation. Depreciation expense is recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the estimated useful life of the related asset to its residual value. The estimated useful lives are as follows: Estimated useful lives (years) Satellites 3 Computer equipment and software 3 Site and other equipment 3 - 5 Office furniture and fixtures 5 Capitalized software 3 Leasehold improvements shorter of useful life or remaining lease term Capitalized satellite costs include material costs, labor costs incurred from the start of the pre-acquisition stage through the construction stage, insurance, and the costs incurred to launch the satellite into orbit for its intended use. Labor costs incurred prior to and after the pre-acquisition and construction stages are charged to expense. Once the satellite has reached orbit and makes contact with the Company's network, the Company commences depreciation. The designated useful life of the Company's satellites is estimated to be three years, and depreciation is recognized using the straight-line method. Subsequent to launch, the Company's satellites must meet certain performance and operational criteria to be deemed commercially viable. If the criteria are not met, the Company assesses the satellite for impairment. The Company capitalizes internal and external costs incurred to develop and implement internal-use software, which consist primarily of costs related to design, coding, and testing. Internal costs include salaries and allocations of fringe and stock-based compensation. When the software is ready for its intended use, capitalization ceases and such costs are amortized on a straight-line basis over the estimated life to either depreciation or cost of sales depending on the nature of the software. Costs incurred prior to and after the application development stage are charged to expense. We regularly review our capitalized software projects for impairment. Leases The Company leases office space under various non-cancellable operating leases with varying lease expiration dates through 2033. Several leases contain renewal options and termination options that were not reasonably certain to be exercised upon inception of the lease and are not included in the lease expiration dates. We determine whether a contract is or contains a lease and whether the lease should be classified as an operating or finance lease at contract inception. The Company determines if an arrangement is a lease at inception of the contract. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities, and long- term operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use underlying assets for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when readily determinable. For leases where the rate is not determinable, the Company determines the incremental borrowing rate. We do not recognize a ROU asset and a lease liability for leases with an initial term of 12 months or less; we recognize lease expense for these leases on a straight-line basis over the lease term. Many of the Company’s lease agreements contain incentives for tenant improvements. For tenant improvement incentives received, if the incentive is determined to be a leasehold 91 improvement owned by the lessee, the Company generally records the incentives as a reduction to the ROU asset, which reduces rent expense over the lease term. For these lease incentives, the Company uses the date of initial possession as the commencement date, which is generally when the Company is given the right of access to the space and begins to make improvements in preparation for intended use. Many of the Company’s lease arrangements contain multiple lease components, such as fixed rent payments and non-lease components, such as common-area maintenance ("CAM") costs. The Company elected not to separate the lease and non-lease components for new and modified leases executed after the adoption date. The Company's variable lease expense primarily consists of CAM expenses paid directly to lessors of real estate leases. Finance leases are not material to our consolidated financial statements and the Company is not a lessor in any material arrangements. We do not have any material restrictions or covenants in our lease agreements, sale-leaseback transactions, land easements or residual value guarantees. Goodwill, Intangible Assets - net, and Other Long-Lived Assets Goodwill Goodwill represents the excess of purchase price over the fair value of the identifiable assets acquired less the liabilities assumed in the acquisition of a business. Goodwill is tested annually for impairment at October 1, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Goodwill is tested for impairment at the reporting unit level by first taking a qualitative approach to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount, the Company compares the reporting unit’s carrying amount to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In testing for goodwill impairment, the Company may utilize a mix of income and market approaches that include the use of comparable multiples of publicly traded companies whose services are comparable to ours. The Company continuously evaluates whether indicators of impairment exist to determine whether it is necessary to perform a quantitative goodwill impairment test. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include (a) a significant decline in the Company's common stock value; (b) a significant decline in the Company's expected future cash flows; (c) a significant adverse change in legal factors or in the business climate; (d) unanticipated competition; (e) the testing for recoverability of a significant asset group within a reporting unit; or (f) slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on the consolidated financial statements. Long-Lived Assets and Finite-Lived Intangible Assets The Company reviews long-lived assets, including finite-lived intangible assets, property and equipment, satellite procurement work in process and other long-term assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Significant judgments in this area involve determining whether a triggering event has occurred and determining the future cash flows for assets involved. In conducting this analysis, the Company compares the undiscounted cash flows expected to be generated from the long-lived assets (or asset group) to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment charge is measured and recognized based upon the difference between the carrying value of long-lived assets (or asset group) and their fair value. Intangible assets subject to amortization include customer backlog and relationships, distribution agreements, and technology. Such intangible assets, excluding customer-related intangibles, are amortized on a straight-line basis over their estimated useful lives. Customer-related intangible assets are amortized on either a straight-line or accelerated basis, depending upon the pattern in which the economic benefits of the intangible asset are utilized. 92

The estimated useful lives of the Company's finite-lived intangible assets are as follows: Estimated useful lives (years) Distribution agreements 2 Customer backlog and relationships 1 - 10 Technology 3 - 5 Equity Method Investments Investments where the Company has the ability to exercise significant influence, but not control, are accounted for under the equity method of accounting and are included in investment in equity method investees on the Company's consolidated balance sheets. Significant influence typically exists if the Company has a 20% to 50% ownership voting interest in the investee or retains a voting seat on the investee's board of directors. In evaluating whether the Company has significant influence, the Company considers the nature of its ownership interest in the investee, as well as other factors that may give the Company the ability to exercise significant influence over the investee's operating and capital financial policies. Under this method of accounting, the Company's share of the net earnings or losses of the investee are included in the Company's consolidated statements of operations and comprehensive loss. In November 2023, the Company sold its equity method investment in X-Bow Launch Systems Inc. ("X- Bow"), a space technology company specializing in additive manufacturing of solid rocket motors, and received $9.5 million from the sale of the investment. The $9.5 million gain on the sale of X-Bow was recognized as income on equity method investments in the consolidated statements of operations and comprehensive loss. As of December 31, 2023, the Company accounts for its LeoStella joint venture as its only equity method investment. The investment in LeoStella is not significant to the financial statements. Intra-entity profits arising from the sale of assets from the equity method investments to the Company are eliminated and deferred if those assets are still held by the Company at the end of the reporting period. The intra-entity profits will be recognized as the assets are consumed. As of December 31, 2023 and 2022, the Company had differences between the carrying value of its equity method investment and the underlying equity in the net assets of the investee of $1.2 million and $2.6 million, respectively. Equity method investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. Satellite Procurement Work in Process Satellite procurement work in process primarily represents deposits paid to (a) third party vendors, including LeoStella, for progress payments associated with the engineering, long lead procurement of satellite components, and manufacturing of the Company's satellites and (b) launch service vendors for the costs associated with launching the Company's satellites. Satellite procurement work in process capitalized, but not yet paid, is recognized as the Company has the rights to the in-process assets being engineered on the Company's behalf or a refund of amounts paid to date, less certain costs. At launch, these costs, and other costs incurred to put a satellite into service, are aggregated and reclassified as property and equipment, subject to depreciation (Note 7). Contingent Liabilities The Company may become involved in litigation or other financial claims in the normal course of its business operations. The Company periodically analyzes currently available information relating to these claims, assesses the probability of loss, and provides a range of possible outcomes when it believes that sufficient and appropriate information is available. The Company accrues a liability for those contingencies where the occurrence of a loss is probable and the amount can be reasonably estimated. If a loss is probable and a range of amounts can be reasonably estimated but no amount within the range is a better estimate than any 93 other amount in the range, then the minimum of the range is accrued. We do not accrue a liability when the likelihood that the liability has been incurred is believed to be probable but the amount cannot be reasonably estimated or when the likelihood that a liability has been incurred is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and the impact could potentially be material, we disclose the nature of the contingency and, where feasible, an estimate of the possible loss or range of loss. Debt Issuance Costs and Debt Discount Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the life of the related debt. In prior years, a debt discount was recorded upon the issuance of detachable warrants, which were granted in conjunction with the issuance of debt and calculated at fair market value. The debt discount was amortized to interest expense using the effective interest method over the life of the related debt. Short-term and long-term debt are presented net of the unamortized debt issuance costs and debt discount in the consolidated balance sheets. Fair Value of Financial Instruments The Company accounts for certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The process for analyzing the fair value measurement of certain financial instruments on a recurring, or non-recurring, basis includes significant judgment and estimates of inputs including, but not limited to, share price, volatility, discount for lack of marketability, application of an appropriate discount rate, and probability of liquidating events. The Company utilizes the market valuation methodology and specific option pricing methodology, such as the Monte Carlo simulation, method to value the more complex financial instruments and the Black-Scholes option-pricing model to value standard common stock warrants and common stock options. The framework for measuring fair value specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows: Level 1 Inputs. Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date. Level 2 Inputs. Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data. Level 3 Inputs. Inputs are unobservable inputs which reflect the Company’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information. Revenue Recognition The Company generates revenue from the sale of imagery and software analytical services and professional and engineering services. Imagery and software analytical services revenue, which is mostly from contracts from government agencies, includes imagery, data, software, and analytics. This revenue is primarily recognized from services rendered under non-cancellable subscription order agreements or, in limited circumstances, variable not-to-exceed purchase orders. Professional and engineering services revenue is generated from both time and materials basis contracts and firm fixed price service solutions contracts and firm fixed price long-term engineering and construction contracts. 94

In accordance with Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”), the Company uses the five-step model of identifying the contract with a customer, identifying the performance obligations contained in a contract, determining the transaction price, allocating the transaction price, and determining when performance obligations are satisfied, which can require the application of significant judgment, as further discussed below. Revenue is measured at the fair value of consideration received or receivable and net of discounts. The Company applies a policy election to exclude transaction taxes collected from customer sales when the tax is both imposed on and concurrent with a specific revenue-producing transaction. The Company estimates any variable consideration, and whether the transaction price is constrained, upon execution of each contract. The Company did not have any active contracts with significant variable consideration as of December 31, 2023. Imagery & Software Analytical Services Revenue Imagery Imagery services include imagery delivered from the Company’s proprietary satellite constellation and Spectra software platform and in limited cases directly uploaded to certain customers. Customers can directly task our proprietary satellite constellation to collect and deliver imagery over specific locations, sites and regions that are critical to their operations. We offer customers several service level subscription options that include on-demand tasking or multi-year assured access programs, where customers can secure priority access and imaging capacity at a premium over a region of interest on a take or pay basis. Imagery revenue is recognized ratably over the subscription period based on the promise to continuously provide contractual satellite capacity for tasked imagery or analytics at the discretion of the customer. Data, Software, and Analytics The Company leverages proprietary AI and ML algorithms to analyze data coming from both the Company’s proprietary sensor network and third-party space and terrestrial sources to provide hard-to-get data, insights, and analytics for customers. The Company continues to integrate and enhance its offerings by performing contract development, while retaining the intellectual property rights. The Company also offers services related to object, change and anomaly detection, site monitoring, and enhanced analytics, through which the Company can detect key pattern of life changes in critical locations such as ports, airports, and construction sites; retail activity; commodities stockpiles; and other sites that contain critical commodities and supply chain inventory. Our analytics services are also offered on a similar subscription basis and provide customers with access to our site monitoring, event monitoring and global data services. Analogous with the recognition of revenue for imagery, software analytical services revenue is recognized ratably over the subscription period. 95

Professional and Engineering Services Revenue

The Company performs various professional services, that are highly-interrelated, including providing technology enabled professional service solutions to support customer-specific software development requests, integration, testing, and training. The Company also provides engineering services, which include, developing and delivering advanced satellite and payload systems for a limited number of customers that leverage the Company's capabilities in mission systems engineering and operations, ground station operations, and software and systems development. These promises, based on the context of the contract, are capable of being distinct performance obligations.

For firm fixed price professional and engineering service contracts, the Company recognizes revenue over time using the cost-to-complete method to measure progress to complete the performance obligation, ("Estimate at Completion" or "EAC"). A performance obligation's EAC includes all direct costs such as labor, fringe, materials, subcontract costs and overhead. Significant judgment is used to estimate total costs at completion on a contract by contract basis including, but not limited to, labor productivity, program schedule, technical risk analysis, complexity, scope of the work to be performed and other identified risks. Due to the continuous nature of the work, as well as when a change in circumstances warrants a modification, the EAC is reviewed and may result in cumulative changes to the contract profit. We recognize changes in estimated contract sales or costs and the resulting changes in contract profit on a cumulative basis in the period in which the change is identified. If at any time, the estimate of contract profitability indicates a probable anticipated loss on the contract, we recognize the total loss as and when known. The following table presents the effect of aggregate net EAC adjustments on our professional and engineering services contracts:

	Years Ended December 31,	
	2023	2022[(1)]
	(in thousands)	
Revenue	$ (1,477)	$ (2,316)
Basic and diluted net loss per share	$ (0.01)	$ (0.02)

(1) For the year ended December 31, 2022, the amounts represent the effect of aggregate net EAC adjustments on two professional and engineering service contracts

For contracts structured as cost-plus-fixed-fee or on a time and materials basis, the Company generally recognizes revenue based on the right-to-invoice when practically expedient, as the Company is contractually able to invoice the customer based on the control transferred to the customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date.

Imagery and Software Analytical Service and Professional and Engineering Service Costs

Imagery and software analytical service costs primarily include internal labor to support the ground station network and space operations, third-party data and imagery, and cloud computing and hosting services. The Company recognizes stock-based compensation expense for those employees whose work supports the imagery and software analytical service costs we provide to customers, under imagery and software analytical service costs, excluding depreciation and amortization. For those employees who provide these services to support customer-based programs, the stock-based compensation expense is classified under imagery and software analytical services costs.

Professional and engineering service costs primarily include the cost of internal labor for design and engineering in support of long-term development contracts for satellites and payload systems, as well as subcontract direct materials and external labor costs to build and test specific components, such as the communications system, payload demands, and sensor integration. In addition, we also recognize internal labor costs and external subcontract labor costs for our customer-centric software service solutions. We recognize stock-based compensation expense for those employees who provide professional and engineering services support to customers, under professional and engineering service costs, excluding depreciation and amortization.

96

Research and Development Costs The Company incurs research and development costs, which are expensed as incurred, for data science modeling and algorithm development related to its geospatial analytical platform. In addition, the Company recognizes costs incurred before the technological feasibility stage for internal projects, such as aerospace and other satellite developments, as research and development costs. Advertising Costs Advertising costs are expenses associated with promoting the Company’s services and products. Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. For the years ended December 31, 2023 and 2022, advertising costs were $1.5 million and $1.3 million, respectively. Income Taxes The Company accounts for income taxes following the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. The Company measures deferred tax assets based on the amount that the Company believes is more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including reversals of existing taxable temporary differences, tax-planning strategies, and historical results of recent operations. In evaluating the objective evidence that historical results provide, the Company considers three trailing years of cumulative operating income or loss. Valuation allowances are provided, if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A full valuation allowance was recorded against the deferred tax assets as of December 31, 2023 and 2022. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. The Company believes that its tax positions comply with applicable tax law. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's income tax expense or benefit, liability and/or receivable, deferred tax assets and liabilities, and liabilities for uncertain tax benefits reflect management’s best assessment of estimated current and future taxes to be paid or received. Sponsor Shares On September 9, 2021, BlackSky's predecessor company, Osprey Technology Acquisition Corp. (“Osprey”), completed its merger (the "Merger") with Osprey Technology Merger Sub, Inc., a wholly owned subsidiary of Osprey, and BlackSky Holdings, Inc. Osprey pre-Merger Class B common shares were exchanged for shares of the Company’s Class A common stock (the "Sponsor Shares") upon completion of the Merger. The Company accounted for the Sponsor Shares in accordance with the guidance contained in ASC 815-40, under which the Sponsor Shares did not meet the criteria for equity treatment and were recorded as derivative liabilities in the Company’s consolidated balance sheets as of December 31, 2023. The Sponsor Shares are adjusted to fair value at each reporting period and the change in fair value is recognized in gain on derivatives in the Company’s consolidated statements of operations and comprehensive loss. 97

Stock-Based Compensation Restricted Stock Awards and Restricted Stock Units The Company has granted restricted stock awards ("RSAs") and grants restricted stock units ("RSUs") to certain employees, for which the grant date fair value is equal to the fair value of the Class A common stock on the date of grant. In order to determine the fair value of its Class A common stock on the date of grant prior to the Merger, we historically performed a valuation analysis using a combination of market and income approaches. Subsequent to the Merger, the Company uses the New York Stock Exchange (“NYSE”) trading price as the fair value of the Class A common stock for valuation purposes. For all awards for which vesting is only subject to a service condition, including those subject to graded vesting, the Company has elected to use the straight-line method to recognize the fair value as compensation cost over the requisite service period. Certain of the Company’s outstanding RSUs had performance vesting conditions that were triggered upon the consummation of the Merger. Therefore, since the performance conditions attributable to these RSUs had been met, the Company commenced recording the associated compensation expense, inclusive of a catch-up amount for the service period between their grant date and satisfaction of the performance condition, as of the closing of the Merger. The fair value of the RSUs that include a performance condition is recognized as compensation expense over the requisite service period using the accelerated attribution method, which accounts for RSUs with discrete vesting dates as if they were a separate award. Expense related to stock-based payments is classified in the consolidated statements of operations and comprehensive loss based upon the classification of each employees’ cash compensation. Stock Options The Company uses the Black-Scholes option pricing model to value all options, including options under the 2021 Employee Stock Purchase Plan ("ESPP"), and the straight-line method to recognize the fair value as compensation cost over the requisite service period. The fair value of each option granted was estimated as of the date of grant. The Company granted options in the year ended December 31, 2023. The Company uses the following inputs when applying the Black-Scholes option pricing model: Expected Dividend Yield. The Black-Scholes valuation model requires an expected dividend yield as an input. The dividend yield is based on historical experience and expected future changes. The Company has not historically paid and currently has no plans to pay dividends on its Class A common stock. Expected Volatility. The Company does not have sufficient historical share price history; therefore, the expected volatility was estimated based upon the historical share price volatility of guideline comparable companies. Risk-free Interest Rate. The yield on actively traded non-inflation indexed U.S. Treasury notes was used to extrapolate an average risk-free interest rate based on the expected term of the underlying grants. Expected Term. For options granted in 2021 through 2023, since there was not a history of option exercises as a public company, the Company considered the option vesting terms and contractual period, as well as the demographics of the holders, in estimating the expected term. For options granted prior to 2021, the expected term was the estimated duration to a liquidity event based on a weighted average consideration of the most likely exit prospects for that stage of development. Legacy BlackSky was privately funded and, accordingly, the lack of marketability was factored into the expected term of options granted. The Company will review its estimate in the future and adjust it, if necessary, due to changes in the Company’s historical exercises. The most significant assumption used to determine the fair value of the Legacy BlackSky equity-based awards was the estimated fair value of the Legacy BlackSky Class A common stock on the grant date. In order to determine the fair value of its Class A common stock on the date of grant prior to the Merger, Legacy BlackSky historically relied on a valuation analysis performed using a combination of market and income approaches. Subsequent to the Merger, the Company uses the NYSE trading price as the fair value of the Company's Class A common stock for valuation purposes. Legacy BlackSky historically adjusted the exercise price of certain outstanding stock options. For each award with an adjusted exercise price, Legacy BlackSky calculated the incremental fair value, which was the 98 excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The incremental fair value was recognized as stock-based compensation expense immediately to the extent that the modified stock option already had vested, and for stock options that were not yet vested, the incremental fair value has been recognized as stock-based compensation expense over the remaining vesting period. Warrant Liabilities In October 2019, Osprey, BlackSky's predecessor company and special purpose acquisition company, issued 15.8 million public warrants and 8.3 million Private Placement Warrants in connection with its public offering. In March 2023, the Company issued 16.4 million Private Placement Warrants in connection with a private placement of shares of Class A common stock and accompanying warrants (see Note 14 and Note 16). The Company accounts for its warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments that would require classification as a liability under ASC 480, as well as whether the warrants qualify for equity classification or require liability classification after consideration of the guidance and criteria outlined in ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions that impact classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance. The Company accounted for the warrants issued in October 2019 and March 2023 in accordance with the guidance contained in ASC 815-40-55-2 as liabilities at their fair value. As of December 31, 2023, the Company’s consolidated balance sheets included liability classified warrants, reported as derivative liabilities. The fair value of the public warrants was estimated as of December 31, 2023 using the public warrants’ quoted market price. The October 2019 and March 2023 Private Placement Warrants were valued using a Black-Scholes option pricing model for initial and subsequent measurements. The liabilities associated with the public warrants and the Private Placement Warrants are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in gain on derivatives in the Company’s consolidated statements of operations and comprehensive loss. Transaction Costs Transaction costs consist of legal fees, accounting fees, placement agent fees, commissions, and other third- party costs related directly to equity issuances and debt restructuring. Transaction costs incurred for equity issuances are allocated to the components of the transaction based on their relative fair market value, including common equity and equity warrants classified as derivatives and, as such, based on the Company's allocation, are either expensed in the consolidated statements of operations and comprehensive loss or recorded as a reduction to additional paid-in capital in the consolidated statements of changes in stockholders’ equity and consolidated balance sheets. The Company incurred lender fees and other incremental third-party costs associated with its debt Amendment, as described in Note 13. Lender fees were capitalized and included in long-term debt in the consolidated balance sheets. Third-party costs associated with the debt modification were expensed in the consolidated statements of operations and comprehensive loss. 99

Deferred Offering Costs Offering costs consist of legal fees, accounting fees, underwriting fees, and other third-party costs that are directly related to the Company’s future equity offering(s) and will be charged to additional paid in capital upon the completion of the applicable future transactions. During the year ended December 31, 2022 the Company incurred offering costs of $0.5 million, which were included in other assets in the Company's consolidated balance sheets as of December 31, 2022; there were no deferred offering costs capitalized as of December 31, 2023. Deferred Financing Costs Financing costs consist of legal fees, accounting fees, and other third-party costs that are directly related to the Company’s future financing transactions and will be assigned to the cost of financing upon the completion of the applicable future transaction(s). During the year ended December 31, 2023, the Company incurred financing costs of $0.1 million, which are included in other assets in the Company's consolidated balance sheets as of December 31, 2023; there were no deferred financing costs capitalized as of December 31, 2022. 3. Accounting Standards Updates (“ASU”) Accounting Standards Recently Issued But Not Yet Adopted On November 27, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Among other new disclosure requirements, ASU 2023-07 requires companies to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"). ASU 2023-07 will be effective for annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025. ASU 2023-07 must be applied retrospectively to all prior periods presented in the financial statements. The Company is assessing the effect of this update on our consolidated financial statements and related disclosures. On December 14, 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. ASU 2023-09 will be effective for annual periods beginning January 1, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is assessing the effect of this update on our consolidated financial statements and related disclosures. Other accounting standards updates adopted and/or issued, but not effective until after December 31, 2023, are not expected to materially impact the Company. 4. Revenue Disaggregation of Revenue The Company earns revenue through the sale of imagery and software analytical services and professional and engineering services. The Company’s management primarily disaggregates revenue as follows: (i) imagery; (ii) data, software and analytics; (iii) professional services; and (iv) engineering services. This disaggregation allows the Company to evaluate market trends in certain imagery and software analytical services and professional and engineering services. 100

The following table disaggregates revenue by type for the years ended December 31, 2023 and 2022: Years Ended December 31, 2023 2022 (in thousands) Imagery $ 54,630 $ 34,242 Data, software, and analytics 10,761 13,173 Professional services 16,824 8,563 Engineering services 12,277 9,372 Total revenue $ 94,492 $ 65,350 The approximate revenue based on geographic location of end customers is as follows for the years ended December 31, 2023 and 2022: Years Ended December 31, 2023 2022 (in thousands) North America $ 60,023 $ 54,052 Middle East 8,385 3,459 Asia Pacific 25,058 6,246 Other 1,026 1,593 Total revenue $ 94,492 $ 65,350 Revenue from categories of end customers for the years ended December 31, 2023 and 2022 is as follows: Years Ended December 31, 2023 2022 (in thousands) U.S. federal government and agencies $ 58,445 $ 53,186 International governments 34,580 11,375 Commercial and other 1,467 789 Total revenue $ 94,492 $ 65,350 As of December 31, 2023 and 2022, accounts receivable consisted of the following: December 31, December 31, 2023 2022 (in thousands) U.S. federal government and agencies $ 5,994 $ 2,540 International governments 895 261 Commercial and other 333 311 Allowance for doubtful accounts (151) — Total accounts receivable $ 7,071 $ 3,112 Backlog Backlog represents the future sales the Company expects to recognize on firm orders it receives and is equivalent to the Company’s remaining performance obligations at the end of each period. It comprises both 101 funded backlog (firm orders for which funding is authorized and appropriated) and unfunded backlog. The Company's backlog excludes unexercised contract options. As of December 31, 2023, the Company had $261.7 million of backlog, which represents the transaction price of executed contracts less inception to date revenue recognized. The Company expects to recognize revenue relating to its backlog, of which a portion is recorded in deferred revenue in the consolidated balance sheets, of $65.1 million, $34.4 million, and $162.2 million in fiscal year 2024, fiscal year 2025, and thereafter, respectively. 5. Contract Assets and Liabilities The components of contract assets and contract liabilities consisted of the following: December 31, December 31, 2023 2022 (in thousands) Contract assets - current: Unbilled revenue $ 15,213 $ 5,706 Total contract assets - current $ 15,213 $ 5,706 Contract assets - long-term: Unbilled revenue - long-term $ 8,150 $ 1,287 Contract assets - long-term 610 681 Total contract assets - long-term(1) $ 8,760 $ 1,968 Contract liabilities - current: Deferred revenue - current $ 3,670 $ 6,783 Total contract liabilities - current $ 3,670 $ 6,783 Contract liabilities - long-term: Other contract liabilities - long-term $ 169 $ 109 Total contract liabilities - long-term $ 169 $ 109 (1) Total contract assets - long term is included in other assets in the consolidated balance sheets. Contract liabilities include payments received and billings made in advance of the satisfaction of performance obligations under the contract and are realized when the associated revenue is recognized under the contract. Contract assets include (i) unbilled revenue, which is the amount of revenue recognized in excess of the amount billed to customers, where the rights to payment are not just subject to the passage of time; and (ii) costs incurred incremental to the contract and to fulfill contract obligations. Other contract assets and other contract liabilities primarily relate to contract commissions on customer contracts. 102

Changes in short-term and long-term contract assets and contract liabilities for the year ended December 31, 2023 were as follows:

	Contract Assets	Contract Liabilities
	(in thousands)	
Balance as of January 1, 2023	$ 7,674	$ 6,892
Billings or revenue recognized that was included in the beginning balance	(3,063)	(6,191)
Changes in contract assets or contract liabilities, net of reclassification to receivables	18,854	2,512
Cumulative catch-up adjustment arising from changes in estimates to complete	595	225
Cumulative catch-up adjustment arising from contract modifications	(16)	341
Changes in costs to fulfill and amortization of commission costs	(71)	—
Changes in contract commission costs	—	60
Balance as of December 31, 2023	$ 23,973	$ 3,839

6. Discontinued Operations

On June 12, 2020, the Company completed the sale of 100% of its equity interests in Spaceflight to M&Y Space. Under a transition services agreement that ended in March 2022, the Company provided post-closing transition services to Spaceflight, including, but not limited to, the sublease of the Company's office facility in Seattle, Washington and common area maintenance fees related to the sublease.

Settlement Arrangement for the Sale of Spaceflight

On February 9, 2022, the Company received an indemnification claim notice regarding certain collection and tax payments related to the Share Purchase Agreement dated as of January 31, 2020 among BlackSky Holdings, Inc., Spaceflight, and M&Y Space. On October 21, 2022, the parties agreed to the framework for a global settlement of such indemnification claims, to include a settlement payment by the Company of $1.0 million and a holdback amount of $0.1 million subject to M&Y Space Co.'s ability to collect against certain receivables. As a result, the existing contingent liability was reduced by $0.7 million, which was recorded as a gain from discontinued operations in the year ended December 31, 2022.

7. Property and Equipment - net

The following summarizes property and equipment - net as of:

	December 31, 2023	December 31, 2022
	(in thousands)	
Satellites	$ 125,124	$ 116,219
Software	20,384	8,503
Software development in process	2,673	2,942
Computer equipment	1,642	1,996
Office furniture and fixtures	4,039	674
Other equipment	811	631
Site equipment	2,557	2,558
Total	157,230	133,523
Less: accumulated depreciation	(90,114)	(61,939)
Property and equipment — net	$ 67,116	$ 71,584

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Depreciation of property and equipment was $42.9 million and $35.1 million for the years ended December 31, 2023 and 2022, respectively. The Company recognized impairment losses of $121 thousand of capitalized software and leasehold improvements, resulting in a net impairment loss of $81 thousand. As of December 31, 2023 and 2022, the Company's primary long-lived assets, including satellites in service, are owned and operated by United States entities and are classified within the United States geographic region.

8. Goodwill and Intangible Assets

Goodwill

The Company performed an annual qualitative goodwill assessment of the goodwill held related to the BlackSky reporting unit as of October 1, 2023. The Company determined that no triggering events occurred that would require the Company to quantitatively test goodwill for impairment during the year ended December 31, 2023. As of December 31, 2023, the Company believes that the estimated fair value of the BlackSky reporting unit is still in excess of its respective carrying value and therefore is not at-risk of being impaired. To the extent this reporting unit realizes actual operating results in the future below forecasted results, or realizes decreases in forecasted results as compared to previous forecasts or, in the event the estimated fair value of the reporting unit decreases (as a result, among other things, of changes in market capitalization, including further declines in the stock price), the Company may incur goodwill impairment charges in the future. Goodwill was as follows:

	December 31, 2023	December 31, 2022
	(in thousands)	
Gross carrying amount	$ 9,393	$ 9,393
Accumulated impairment losses	—	—
Net carrying value of goodwill	$ 9,393	$ 9,393

Intangible Assets - net

Intangible assets - net was as follows:

	December 31, 2023	December 31, 2022
	(in thousands)	
Gross carrying amount	$ 6,530	$ 6,530
Accumulated amortization	(5,173)	(4,612)
Net carrying amount [(1)]	$ 1,357	$ 1,918

(1) For the years ended December 31, 2023 and 2022, the net carrying amount of intangible assets was made up entirely of customer relationships.

For the years ended December 31, 2023 and 2022, amortization expense related to intangible assets was $0.6 million. This amount is included in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss. The Company estimates that it will have the following amortization expense for the future periods indicated below:

For the years ending December 31:	(in thousands)
2024	$ 561
2025	561
2026	235
Total	$ 1,357

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9. Accounts Payable and Accrued Liabilities The components of accounts payable and accrued liabilities were as follows: December 31, December 31, 2023 2022 (in thousands) Accounts payable $ 2,318 $ 2,421 Accrued payroll 5,828 6,127 Accrued professional services, legal, and other general and administrative 1,107 3,040 Accrued cost of goods sold and other expenses 2,320 2,780 Total accounts payable and accrued liabilities $ 11,573 $ 14,368 10. Other Current Liabilities The components of other current liabilities were as follows: December 31, December 31, 2023 2022 (in thousands) Other current liabilities $ 244 $ 256 Accrued interest 344 1,176 Operating lease right-of-use liabilities 621 530 Estimated non-income tax liability 196 86 Total other current liabilities $ 1,405 $ 2,048 11. Employee Benefit Plan The Company has a 401(k) savings plan. Eligible employees may voluntarily contribute a percentage of their compensation to their 401(k) plan account. The Company provides a 401(k) employer match of 50% of the first 6% of the employee’s contribution of eligible compensation. For the years ended December 31, 2023 and 2022, the 401(k) employer match expense was $1.1 million and $0.9 million, respectively. 12. Income Taxes The Company's consolidated effective income tax rate from continuing operations for the years ended December 31, 2023 and 2022 was -1.26% and 0%, respectively. The Company's provision for income taxes from continuing operations for the years ended December 31, 2023 and 2022 is as follows: Years Ended December 31, 2023 2022 (in thousands) Current: Federal $ — $ — State 569 — Foreign 104 — Total current $ 673 $ — Deferred: Federal — — State — — Total deferred $ — $ — Total provision for income taxes $ 673 $ — 105

The Company’s primary operations are domestically located and the Company is subject to tax in one foreign jurisdiction. The provision for income taxes differed from the amount computed by applying the federal statutory income tax rate of 21% to loss before income taxes due to the following items for the years ended December 31, 2023 and 2022: Years Ended December 31, 2023 2022 (in thousands) Tax benefit at federal statutory rate $ (11,169) $ (15,725) Non-deductible compensation 2,342 (1,092) State tax, net of federal benefit (9,393) (3,227) Valuation allowance 17,251 18,834 Shortfall of stock compensation deduction 2,666 3,190 Non-taxable warrants (1,613) (2,481) Other 589 501 Income tax expense $ 673 $ — The deferred income tax expense as of December 31, 2023 and 2022 was $0. The tax benefits associated with losses generated by the consolidated group have been reduced by a full valuation allowance as the Company does not believe it is more-likely-than-not that the losses will be utilized. Deferred tax assets and liabilities as of December 31, 2023 and 2022, consisted of the following: December 31, 2023 2022 (in thousands) Deferred tax assets: Net operating loss carryforwards $ 68,374 $ 54,892 Sec. 163(j) carryforward 9,214 7,741 Accruals and reserves 1,841 1,613 Deferred revenue 194 271 Capital loss carryforward 4,004 3,919 Section 174 - research expenditures 7,914 6,238 Other deferred tax assets 6,604 6,385 Total deferred tax assets 98,145 81,059 Valuation allowance (97,388) (80,137) Total net deferred tax assets 757 922 Deferred tax liabilities Basis difference in intangibles (332) (468) Other deferred tax liabilities (425) (454) Total deferred tax liabilities (757) (922) Net deferred tax liabilities $ — $ — The Company continues to provide for a full valuation allowance on its net deferred tax assets as the Company does not believe it is more-likely-than-not that the losses will be utilized after evaluation of all 106 significant positive and negative evidence including, but not limited to, historical cumulative losses over the prior three-year period, as adjusted for permanent items, insufficient sources of taxable income in prior carryback periods and unavailability of prudent and feasible tax-planning strategies. Below is a summary of the Company's estimated loss and tax credit carryforwards. In the year ended December 31, 2023, the Company performed a historic ownership change analysis and concluded that $1.5 million of federal net operating loss carryforward pre-tax attributes were subject to limitations, as defined by the Internal Revenue Code Sections 382 and 383. Tax Effected Expiration (in thousands) Federal net operating loss (“NOL”) carryforward $ 8,313 2033-2037 Federal NOL carryforward 49,512 Indefinite Federal capital loss carryforward 4,004 2025 State NOL carryforwards 10,548 2034-2043 At December 31, 2023 and 2022 the Company had $275.4 million and $252.8 million of NOL carryforwards for U.S. federal tax purposes, respectively. U.S. federal tax NOL carryforwards generated prior to 2018 of $39.6 million will expire, if unused, between 2033-2037. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, federal NOL carryforwards generated in tax years beginning after December 31, 2017 may be carried forward indefinitely. As of December 31, 2023, the Company had $235.8 million of NOL carryforwards generated after 2017 for U.S. federal tax purposes, which may be used to offset 80% of its taxable income annually. The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. Tax years 2015-2022 remain open for examination. Below is a tabular reconciliation of the total amounts of unrecognized tax benefits: 2023 2022 (in thousands) Unrecognized tax benefits - January 1 $ 9,006 $ 8,443 Gross decrease - tax positions in current period — — Gross increase - tax positions in current period — 563 Unrecognized tax benefits - December 31 $ 9,006 $ 9,006 The majority of the unrecognized tax benefits in the year ended December 31, 2023 is from the valuation of guaranteed incentives shares issued for SVB guarantors. The balance of unrecognized tax benefits as of December 31, 2023 and 2022, if recognized, would not affect our effective tax rate and would result in adjustments to other tax accounts, primarily deferred tax assets and the net operating loss carry forward. 13. Debt and Other Financing The carrying value of the Company’s outstanding debt consisted of the following amounts: December 31, December 31, 2023 2022 (in thousands) Non-current portion of long-term debt $ 84,578 $ 77,132 Unamortized debt issuance cost (1,077) (913) Outstanding balance $ 83,502 $ 76,219 107

The outstanding debt was solely comprised of loans from related parties with effective interest rates of 12.23% to 12.57% and a maturity date of October 31, 2026. On May 9, 2023, BlackSky and its subsidiaries entered into an Amendment to its Amended and Restated Loan and Security Agreement with Intelsat and Seahawk, dated October 31, 2019 and previously amended on September 9, 2021. The Amendment amended the secured loan facility to, among other things: (i) extend the maturity date of the loan from October 31, 2024 to October 31, 2026, (ii) roll the cash interest payment due on May 1, 2023 into the outstanding principal to be paid on the maturity date, (iii) increase the interest rate on the loan as of the Amendment date from 9% to 12%, of which (x) 9.6% will be paid in kind as principal due on the maturity date, with the remainder paid as cash interest on a semi-annual basis, until May 1, 2025 and (y) after May 1, 2025, up to 4% can be paid in kind as principal due on the maturity date, with the remainder to be paid as cash interest on a semi-annual basis, and (iv) add certain financial covenants. This facility is secured by substantially all of the Company’s assets, is guaranteed by the Company’s subsidiaries, and contains customary covenants and events of default. The Amendment was accounted for as a debt modification and related transaction costs of 1.3 million were recorded during the year ended December 31, 2023. Under the Company’s loan agreements, minimum required maturities are as follows: For the years ending December 31, (in thousands) 2024 $ — 2025 — 2026 84,578 Total outstanding $ 84,578 Fair Value of Debt The estimated fair value of the Company’s outstanding long-term debt was 78.7 million and $73.2 million as of December 31, 2023 and 2022, respectively, which is different than the historical cost of the long-term debt as reflected in the Company’s consolidated balance sheets. The fair value of the long-term debt was estimated using Level 3 inputs, based on interest rates available for debt with terms and maturities similar to the Company’s existing debt arrangements and credit rating. Compliance with Debt Covenants As part of the Amendment, the Company is required to maintain a minimum cash and cash equivalents balance of not less than $10.0 million, measured quarterly as of the last day of each fiscal quarter. In addition, the Company is required to maintain Adjusted EBITDA, measured quarterly as of the last day of each fiscal quarter, of not less than: • $5.0 million for the trailing four quarter period ending as of December 31, 2024 through September 30, 2025 and • $10.0 million for the trailing four quarter period ending as of December 31, 2025 and as of the end of each fiscal quarter thereafter. As of December 31, 2023, all debt instruments contained customary covenants and events of default. The Company was in compliance with all covenants as of December 31, 2023. 14. Equity Warrants Classified as Derivative Liabilities Warrant Issuances In March 2023, the Company completed the closing of a private placement whereby the Company issued warrants to purchase up to 16.4 million shares of Class A common stock. 108

The purchase price of each share and associated warrant was $1.79. Including the issuance of Company’s Class A common stock (see Note 16), the aggregate gross proceeds to the Company from the private placement were $29.4 million, before deducting the placement agent fees and other offering expenses payable by the Company. The Company uses the net proceeds from the private placement for general corporate purposes, including working capital. The warrants have an exercise price of $2.20 per share of Class A common stock, and are exercisable until September 8, 2028. The March 2023 Private Placement Warrants provide that a holder of warrants will not have the right to exercise any portion of its warrants if such holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise; provided, however, that each holder may increase or decrease the beneficial ownership limitation by giving notice to the Company; but not to any percentage in excess of 9.99%. The Company incurred transaction costs which consisted of legal fees, accounting fees, placement agent fees, and other third-party costs directly related to the March 2023 private placement. The transaction costs of $0.9 million related to the 2023 Private Placement Warrants were included in other (expense) income, net in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023. The Company also has approximately 24.1 million additional outstanding warrants, including 15.8 million public warrants and 8.3 million Private Placement Warrants, issued by Osprey, the Company's predecessor company, in 2019 in connection with its initial public offering as a special purpose acquisition company. The 2019 warrants are each exercisable for one share of the Company's Class A common stock. Warrant Valuation Equity warrants that are classified as derivative liabilities must be measured at fair value upon issuance and re-valued at the end of each reporting period through expiration and are included in derivative liabilities in the Company's consolidated balance sheets. Any change in fair value between the respective reporting dates is recognized as an unrealized gain or loss in the accompanying consolidated statements of operations and comprehensive loss (see Note 21). The Company's derivative liabilities were made up of only equity warrants and the Sponsor Shares as of December 31, 2023 and December 31, 2022. The following table is a summary of the number of shares of the Company’s Class A common stock issuable upon exercise of warrants at December 31, 2023: Number of Shares Exercise Price Redemption Price Expiration Date Classification Gain in Value for the Year Ended December 31, 2023 Fair Value as of December 31, 2023 (in thousands) (in thousands) Public Warrants 15,813 $ 11.50 $ 18.00 9/9/2026 Liability $ 1,301 $ 795 Private Placement Warrants - Issued October 2019 4,163 11.50 18.00 9/9/2026 Liability 458 416 Private Placement Warrants - Issued October 2019 4,163 20.00 18.00 9/9/2026 Liability 291 167 Private Placement Warrants - Issued March 2023 16,404 2.20 N/A 9/8/2028 Liability 5,249 12,467 In addition, the Company has 1.8 million Class A common stock warrants outstanding which have an exercise price of $0.11 and expiration dates from June 27, 2028 to October 31, 2029. These warrants are equity classified and are included in additional paid-in capital in the Company’s consolidated balance sheets. 109

15. Other (Expense) Income Years Ended December 31, 2023 2022 (in thousands) Transaction costs associated with debt and equity financings $ (1,738) $ — Proceeds from earn-out payment — 2,000 Other (69) 81 $ (1,807) $ 2,081 16. Stockholders’ Equity Class A Common Stock As of December 31, 2023, the Company was authorized to issue 300.0 million shares of Class A common stock and 100.0 million shares of preferred stock. Issued and outstanding stock as of December 31, 2023 consisted of 145.2 million and 142.8 million shares of Class A common stock, respectively. The par value of each share of the Class A common stock is $0.0001 per share. The Company had reserved shares of Class A common stock for issuance in connection with the following: December 31, December 31, 2023 2022 (in thousands) Common stock warrants (exercisable for Class A common stock) treated as equity 1,770 1,770 Stock options outstanding 8,340 8,641 Restricted stock units outstanding 16,132 7,854 Public Warrants (exercisable for Class A common stock) treated as liability 15,813 15,813 Private Placement Warrants (exercisable for Class A common stock) treated as liability 24,729 8,325 Shares available for future grant 87,984 135,645 Total Class A common stock reserved 154,768 178,048 110

The Company has approximately 2.4 million Sponsor Shares that are subject to specific lock-up provisions and potential forfeitures depending upon the post-Merger performance of the Company’s Class A common stock, and therefore are required to be recorded as derivative liabilities at their fair value and adjusted to fair value at each reporting period. As a result, as of December 31, 2023 and December 31, 2022, the Company's derivative liabilities in the consolidated balance sheets included Sponsor Shares of $1.3 million and $1.7 million, respectively. The Company recorded a $0.4 million gain on derivatives in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2023 related to the fair value adjustments of these Sponsor Shares. The Sponsor Shares have the following provisions: Terms Contractual Life Seven years from the closing date of the Merger Release Provision Exactly half of the Sponsor Shares have a release provision ("Release") at such time that the volume weighted average price ("VWAP") is equal to, or greater than, $15.00 per share for ten of any twenty consecutive trading days. The remaining Sponsor Shares Release at such time that the VWAP is equal to, or greater than, $17.50 per share for ten of any twenty consecutive trading days. There is an additional provision for acceleration of the Release upon a defined change in control. Forfeiture Provision If, within the seven year period, the Sponsor Shares have not met the Release provisions, the Sponsor Shares will automatically forfeit and be cancelled. Private Placement In March 2023, the Company completed a private placement of 16.4 million shares of the Company’s Class A common stock and an equal number of corresponding warrants, for a purchase price of $1.79 per share and associated warrant. The Company received $29.4 million in gross proceeds from the private placement. The Company sold 3.5 million common shares in its ATM offering during the years ended December 31, 2023, at an average purchase price per share of $1.45, resulting in gross proceeds of $5.0 million. The transaction costs for these equity issuances consisted of legal fees, accounting fees, placement agent fees, and other third-party costs related directly to the equity issuances. During the year ended December 31, 2023, $1.8 million of transaction costs that had been incurred were recorded as a reduction to additional paid-in capital in the consolidated statements of changes in stockholders’ equity and consolidated balance sheets, and as a reduction to the proceeds from the transaction in the consolidated statements of cash flows. 17. Net Loss Per Share of Class A Common Stock The following table includes the calculation of basic and diluted net (loss) income per share: Years Ended December 31, 2023 2022 (in thousands except per share information) Loss from continuing operations $ (53,859) $ (74,879) Gain from discontinued operations — 707 Net loss available to common stockholders $ (53,859) $ (74,172) Basic and diluted net loss per share - continuing operations $ (0.40) $ (0.64) Basic and diluted net gain per share - discontinued operations — 0.01 Basic and diluted net loss per share $ (0.40) $ (0.63) Shares used in the computation of basic and diluted net loss per share 135,451 117,821 111

The potentially dilutive securities listed below were not included in the calculation of diluted weighted average common shares outstanding, as their effect would have been anti-dilutive during the years ended December 31, 2023 and 2022.

	Years Ended December 31,	
	2023	2022
	(in thousands)	
Restricted Class A common stock	23	57
Class A common stock warrants	1,770	1,770
Stock options	8,340	8,641
Restricted stock units	16,132	7,854
Public Warrants (exercisable for Class A common stock) treated as liability	15,813	15,813
Private Placement Warrants (exercisable for Class A common stock) treated as liability	24,729	8,325
Sponsor Shares	2,372	2,372

18. Stock-Based Compensation

Legacy BlackSky adopted two equity incentive plans in prior years and issued equity and equity-based awards under the 2014 Equity Incentive Plan (the "2014 Plan") and the Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan", together with the 2014 Plan, collectively the "Prior Plans"), which are now administered by the Company's board of directors. The Prior Plans are no longer active; however, outstanding awards granted under these Prior Plans were not affected by the termination of the Prior Plans. Both of the Prior Plans allowed the board of directors of Legacy BlackSky to grant stock options, designated as incentive or nonqualified, and other equity awards to employees, officers, directors, and consultants. Stock options were granted with an exercise price per share equal to at least the estimated fair value of the underlying shares of Legacy BlackSky Class A common stock on the date of grant. The vesting period was determined through individual award agreements and was generally over a four-year period. Awards generally expired 10 years from the date of grant. As of December 31, 2023, the Company had 2 thousand and 945 thousand options outstanding, respectively, under the 2011 and 2014 Plans.

In connection with the Merger, the Company adopted its 2021 Equity Incentive Plan (the "2021 Plan", together with the Prior Plans, collectively the "Plans") under which it has granted equity awards following the Merger and the Company adopted its ESPP under which eligible employees began participating in December 2023.

The stock-based compensation expense attributable to continuing operations is included in the consolidated statements of operations and comprehensive loss as indicated in the table below:

	Years Ended December 31,	
	2023	2022
	(in thousands)	
Imagery & software analytical service costs, excluding depreciation and amortization	$ 242	$ 553
Professional & engineering service costs, excluding depreciation and amortization	502	1,341
Selling, general and administrative	10,118	18,131
Total stock-based compensation expense	$ 10,862	$ 20,025

The Company recorded stock-based compensation related to capitalized internal labor for software development activities of $0.7 million and $1.5 million during the years ended December 31, 2023 and 2022, respectively. These amounts are included in property, plant, and equipment - net in the consolidated balance sheets.

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Stock Options

Following the Merger, the outstanding stock options issued under the 2011 Plan and the 2014 Plan may be exercised (subject to their original vesting, exercise and other terms and conditions) to purchase a number of shares of Class A common stock equal to the number of shares of Legacy BlackSky Class A common stock, as adjusted for the common stock exchange ratio in the Merger, subject to the same terms and conditions as were applicable to such Legacy BlackSky stock option (each an "Assumed Company Stock Option"). The exercise price per share of each Assumed Company Stock Option was equal to the quotient obtained by dividing the exercise price per share applicable to such Legacy BlackSky stock option by the common stock exchange ratio.

The Black-Scholes option pricing model is used to determine the fair value of options granted. The Company utilized assumptions concerning expected term, a risk-free interest rate, and expected volatility to determine such values. A summary of the weighted-average assumptions used by the Company is presented below:

	Years Ended December 31,	
	2023	2022
Fair value per common share	$1.27	$2.06 - $2.15
Weighted-average risk-free interest rate	4.31%	3.20% - 4.72%
Volatility	31.20%	33.90% - 41.10%
Expected term (in years)	8.00	7.63
Dividend rate	0%	0%

Legacy BlackSky historically adjusted the exercise price of certain outstanding stock options. For each award with an adjusted exercise price, Legacy BlackSky calculated the incremental fair value, which was the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The incremental fair value was recognized as stock-based compensation expense immediately to the extent that the modified stock option already had vested, and for stock options that were not yet vested, the incremental fair value has been recognized as stock-based compensation expense over the remaining vesting period.

A summary of the Company's stock option activity under the Plans during the year ended December 31, 2023 is presented below:

	Options	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in thousands)
Outstanding - January 1, 2023	8,641	$ 3.10		
Granted	2,075	1.27		
Exercised	(407)	0.02		
Forfeited	(1,726)	4.62		
Expired	(243)	2.06		
Outstanding - December 31, 2023	8,340	2.51	8.20	$ 1,364
Exercisable - December 31, 2023	3,027	2.77	7.50	1,083

For options exercised, intrinsic value is calculated as the difference between the estimated fair value on the date of exercise and the exercise price. The total intrinsic value of options exercised during the years ended December 31, 2023 and 2022 was $0.6 million and $1.8 million, respectively. The total fair value of options vested during the years ended December 31, 2023 and 2022 was $2.0 million and $1.2 million, respectively.

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As of December 31, 2023, there was $4.4 million of total unrecognized stock-based compensation expense, which is expected to be recognized over a weighted-average period of 2.5 years. Restricted Stock Awards During the year ended December 31, 2020, the Company granted RSAs, which vest based upon the individual award agreements and generally vest over a three to four-year period. These shares are deemed issued as of the date of grant, but not outstanding until they vest. The Company intends to settle the RSAs in stock, and the Company has the shares available to do so. A summary of the Company’s nonvested RSA activity during the year ended December 31, 2023 is presented below: Restricted Stock Awards Weighted- Average Grant-Date Fair Value (in thousands) Nonvested - January 1, 2023 57 $ 0.01 Vested (34) 0.01 Canceled — 0.01 Nonvested - December 31, 2023 23 0.01 The Company has not granted any RSAs since 2020. Restricted Stock Units The Company granted an aggregate of 14.4 million RSUs to certain employees and service providers during the year ended December 31, 2023 under the 2021 Plan. The general vesting provisions are that 25% will vest on the one-year anniversary of the vesting commencement date and 75% will vest ratably over twelve consecutive quarters on specified quarterly vesting dates, with the first of such quarterly vesting dates occurring at least three months after the vesting of the initial 25% of the RSUs. A summary of the Company’s nonvested RSU activity during the year ended December 31, 2023 is presented below: Restricted Stock Units Weighted- Average Grant-Date Fair Value (in thousands) Nonvested - January 1, 2023 7,854 $ 4.08 Granted 14,360 1.27 Vested (4,029) 4.53 Canceled (2,053) 2.28 Nonvested - December 31, 2023 16,132 1.69 During the year ended December 31, 2023, 1.0 million of the vested RSUs were withheld to satisfy payroll tax withholding obligations, which was recorded to additional paid-in capital totaling $1.4 million. Unrecognized compensation costs related to nonvested RSUs totaled $21.8 million as of December 31, 2023, which is expected to be recognized over a weighted-average period of 2.9 years. 114

Employee Stock Purchase Plan Beginning in December 2023, the Company's eligible employees were able to begin participating in the Company's ESPP. The ESPP allows eligible participants to contribute up to 15% of their eligible compensation towards the purchase of Class A common stock at a discounted price, subject to certain limitations,. The purchase price of the shares on each purchase date is equal to 85% of the lower of the fair market value of Class A common stock on the first and last trading days of each offering period. The offerings under the ESPP are currently designed to be intended to qualify under Section 423 of the Internal Revenue Code. The Company estimates the fair value of each purchase right under the ESPP on the date of grant using the Black-Scholes valuation model and uses the straight-line attribution approach to record the expense over the six-month offering period. The maximum number of shares that may be issued under the ESPP is 3,000,700 plus any shares added to the ESPP under the automatic annual increase at the beginning of each fiscal year. 19. Leases Total Lease Cost The components of rent expense, which are included in selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive loss, were as follows: Years Ended December 31, 2023 2022 (in thousands) Operating lease expense $ 1,287 $ 1,861 Variable lease expense 245 960 Short-term lease expense 273 127 Sublease income — (127) Total rent expense $ 1,805 $ 2,821 Supplemental Balance Sheet Information As of December 31, 2023 and 2022, supplemental operating lease balance sheet information consisted of the following: December 31, December 31, 2023 2022 (in thousands) Operating lease right of use assets - net $ 1,630 $ 3,586 Other current liabilities 621 530 Operating lease liabilities 3,041 3,132 Total operating lease liabilities $ 3,662 $ 3,662 115

Other Supplemental Information

Other supplemental operating lease information consisted of the following for the years ended December 31, 2023 and 2022:

	Years Ended December 31,			
	2023		2022	
	(dollars in thousands)			
Operating cash flows for operating leases	$	586	$	1,771
ROU assets obtained in exchange for new lease liabilities	$	222	$	5,225
Weighted average remaining lease term (in years)		8.33		9.36
Weighted average discount rate		11.48 %		10.95 %

20. Related Party Transactions

A summary of the Company's related party transactions during the years ended December 31, 2023 and 2022 is presented below:

Name	Nature of Relationship	Description of the Transactions	Total Payments in the Years Ended December 31, 2023	Total Payments in the Years Ended December 31, 2022	Amount Due to Related Party as of December 31, 2023	Amount Due to Related Party as of December 31, 2022
			(in thousands)			
LeoStella	Joint Venture with Thales Alenia Space	The Company owns 50% of LeoStella, its joint venture with Thales. The Company contracts with LeoStella for the design, development and manufacture of satellites to operate its business.	$ 23,910	$ 28,042	$ 10,843	$ 3,728
X-Bow	Equity Method Investee	The Company had a less than 20% investment in X-Bow and held one Board seat through November 2023 when it sold its investment.	—	900	—	—
Ursa Space Systems	Strategic Partner	The chairman of the Company's board of directors, Will Porteous, is also an investor and member of the board of directors of Ursa Space Systems. The Company has a non-cancelable operational commitment with Ursa Space Systems.	458	583	42	—
Thales Alenia Space	Shareholder and Parent of Wholly-owned Subsidiary, Seahawk (Debt Issuer)	Design, development and manufacture of telescopes.	8,092	11,388	750	693
Seahawk	Debt Issuer and subsidiary of Thales Alenia Space	In 2019, the Company raised and converted $18.4 million from prior debt into new, outstanding debt and issued 13.5 million warrants to purchase Legacy BlackSky common stock.	375	—	22,793	20,787
Intelsat	Debt Issuer	In 2019, the Company entered into a term loan facility for $50.0 million and issued 20.2 million warrants to purchase Legacy BlackSky common stock.	1,042	—	61,785	56,345

The Company recorded revenue from related parties of $11.5 million and $0 for the years ended December 31, 2023 and 2022, respectively. Accounts receivable from related parties was $0 as of December 31, 2023 and 2022.

On May 9, 2023, BlackSky and its subsidiaries entered into an Amendment to its Amended and Restated Loan and Security Agreement with Intelsat and Seahawk, dated October 31, 2019 and previously amended on September 9, 2021. The Company incurred $0.4 million of offering costs to related parties in relation to the Amendment. See Note 13 for information regarding the Amendment.

Interest on the term loan facility is accrued and is due semi-annually. The Company made interest payments of $1.0 million and $0 during the years ended December 31, 2023 and 2022, respectively. As of

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December 31, 2023, the Company had interest due to related parties of $1.7 million, of which $0.3 million is to be paid as cash interest on a semi-annual basis and was included in other current liabilities and $1.4 million is paid in kind as principal due on the maturity date and was included in other liabilities. As of December 31, 2022, the Company had interest due to related parties of $1.2 million that was included in other current liabilities. 21. Fair Value of Financial Instruments The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicate the fair value hierarchy level of the valuation techniques and inputs that the Company utilized to determine such fair value: December 31, 2023 Quoted Prices in Active Markets Significant Other Observable Input Significant Other Unobservable Inputs (Level 1) (Level 2) (Level 3) (in thousands) Liabilities Public Warrants $ 795 $ — $ — Private Placement Warrants - Issued October 2019 — — 583 Private Placement Warrants - Issued March 2023 — — 12,467 Sponsor Shares — — 1,304 $ 795 $ — $ 14,354 December 31, 2022 Quoted Prices in Active Markets Significant Other Observable Input Significant Other Unobservable Inputs (Level 1) (Level 2) (Level 3) (in thousands) Liabilities Public Warrants $ 2,097 $ — $ — Private Placement Warrants - Issued October 2019 — — 1,332 Sponsor Shares — — 1,684 $ 2,097 $ — $ 3,016 The carrying values of the following financial instruments approximated their fair values as of December 31, 2023 and 2022 based on their maturities: cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and other current liabilities. There were no transfers into or out of any of the levels of the fair value hierarchy during the years ended December 31, 2023 or 2022. Changes in the fair value of the Level 3 liabilities during the year ended December 31, 2022 of $5.2 million included the Sponsor Shares and the October 2019 Private Placement Warrants. The following is a summary of changes in the fair value of the Level 3 liabilities during the year ended December 31, 2023: 117

	Sponsor Shares		Private Placement Warrants - Issued October 2019		Private Placement Warrants - Issued March 2023	
			(in thousands)			
Balance as of January 1, 2023	$	1,684	$	1,332	$	—
Liability recorded at fair value		—		—		17,716
Gain from changes in fair value		(380)		(749)		(5,249)
Balance as of December 31, 2023	$	1,304	$	583	$	12,467

22. Commitments and Contingencies

Leases

The Company leases office space under various non-cancellable operating leases with varying lease expiration dates through 2033. Future minimum lease payments under non-cancellable office leases as of December 31, 2023 are as follows:

		(in thousands)
For the years ending December 31,		
2024	$	976
2025		560
2026		566
2027		546
2028		519
Thereafter		3,315
Total lease payments		6,482
Less: imputed interest		(2,820)
Present value of lease liabilities	$	3,662

As of December 31, 2023, the Company has approximately $7.3 million of commitments for an office space lease that has not yet commenced. The lease commenced in January 2024 with a lease term of 13 years.

Ground Station Services

The Company has purchase commitments for ground station services to be performed by third-parties subsequent to December 31, 2023. Future purchase commitments under non-cancellable ground station service contracts as of December 31, 2023 are as follows:

		(in thousands)
For the years ending December 31,		
2024	$	759
2025		613
2026		441
2027		316
2028		78
	$	2,207

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Legal Proceedings

From time to time, the Company may become involved in various claims and legal proceedings arising in the ordinary course of business, which, by their nature, are inherently unpredictable. The Company is not currently a party to any material claims or legal proceedings the outcome of which, if determined adversely to the Company, would individually or in the aggregate, have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows. Regardless of outcome, litigation and other legal proceedings can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Other Commitments

During the year ended December 31, 2023, the Company entered into a commitment for non-refundable multi-launch and integration services. The Company also entered into a commercial agreement with financing terms for multiple launches providing for $3.0 million to be paid upfront, and for $27.0 million, of which a portion will be drawn down equally per launch and will be repaid quarterly on a pro-rata basis across a three-year period after each successful launch milestone. Payments will accrue interest at 12.6% per annum. The Company may prepay at any time until the maturity date without premium or penalty. As of December 31, 2023, the minimum commitment associated with the agreement was $8.4 million. Under certain circumstances, a default interest rate will apply on all outstanding and payable obligations during the existence of an event of default under the Loan Agreement at 18.9% per annum above the applicable interest rate.

We have operational commitments for the next several years that contain termination for convenience options, subject to applicable termination fees. For example, we have work orders to manufacture our Gen-3 satellites at LeoStella, our satellite manufacturing joint venture. Our work orders with LeoStella and other manufacturing partners all contain termination for convenience options that allow us to manage the satellite production process from design through manufacturing. In addition to the above, the Company entered into various operational commitments for the next several years totaling $6.6 million as of December 31, 2023.

23. Concentrations, Risks, and Uncertainties

The Company has a concentration of contractual revenue arrangements with the U.S. federal government and agencies as well as with commercial customers. The Company had the following customers whose revenue and accounts receivable balances individually represented 10% or more of the Company’s total revenue and/or accounts receivable:

	Revenue		**Accounts Receivable**	
	Years Ended December 31,		**As of December 31,**	
	2023	**2022**	**2023**	**2022**
		(in thousands)		
U.S. federal government and agencies	62%	81%	83%	82%
Customer B	14%	*	*	*
Customer C	12%	*	*	*

* Revenue and/or accounts receivable from these customers were less than 10% of total revenue and/or accounts receivable during the year.

The Company generally extends credit on account, without collateral. Outstanding accounts receivable balances are evaluated by management, and accounts are reserved when it is determined collection is not probable. As of December 31, 2023 and 2022, the Company evaluated the realizability of the aged accounts receivable, giving consideration to each customer’s financial history and liquidity position, credit rating and the facts and circumstances of collectability on each outstanding account, and did not have a significant reserve for uncollectible accounts.

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24. Subsequent Events The Company evaluated subsequent events through March 19, 2024 and determined that there have been no events that have occurred that would require adjustments to our disclosures or the consolidated financial statements. 120

GENERAL INFORMATION Company Contact Information: Until August 31, 2024 13241 Woodland Park Road, Suite 300 Herndon, VA 20171 (571)267-1571 www.blacksky.com After August 31, 2024 2411 Dulles Corner Parkv, Suite 300 Herndon, VA 20171 Transfer Agent and Registrar: Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 US toll-free: (800)509-5586 www.continentalstock.com Independent Registered Public Accounting Firm: Deloitte & Touche LLP 30 Rockefeller Plaza, 41st Floor New York, NY 10112 (212)492-4000 www.deloitte.com 2024 Annual Shareholders Meeting: BlackSky Technology Inc.’s Annual Meeting of Shareholders will be held on Wednesday, September 4, 2024, at 1:00 pm ET, virtually via the internet at www.virtualshareholdermeeting.com/BKSY2024. To access and vote at the virtual meeting, please follow the registration instructions as described in the Company’s 2024 proxy statement. 20 24

Board of Directors Will Porteous BlackSky Chairman of the Board General Partner & COO, RRE Ventures Brian O’Toole Chief Executive Officer BlackSky Dr. Magid M. Abraham BlackSky Director CEO & Co-Founder, NeuraWell Therapeutics David DiDomenico BlackSky Director Partner, Jana Partners LLC Susan M. Gordon BlackSky Director Director, CACI International Tim Harvey BlackSky Director Executive Chairman, VTS Inc James Tolonen BlackSky Director Board Member and Chair, New Relic Executive Leadership Brian O’Toole Chief Executive Officer Henry Dubois Chief Financial Officer Chris Lin General Counsel Nick Merski Chief Operations Officer Patrick O’Neil Chief Technology Officer Kevin Rioles Chief Information Officer Lyn Chassagne Senior Vice President, Marketing Andy Stephenson Senior Vice President, Global Sales Tracy Ward Senior Vice President, Controller

Cover Image Locations



Yunlin County, Taiwan
King Bay, Australia
Shambat Bridge, Khartoum, Sudan
Dangyang, China
St. John Island, U.S. Virgin Islands
Ream, Cambodia
Bagana, Papua New Guinea
Qosh Tepa Canal break, Afghanistan
East Intercourse Island Pilbara, Western Australia
Sevastopol, Crimea
Phuket International Airport, Thailand
Lumut Naval Shipyard, Malaysia
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BLACKSKY TECHNOLOGY INC. ANNUAL REPORT
BLACKSKY
BLACKSKY
2023 Annual Report
Contact
ir@blacksky.com
©BlackSky 2024. All rights reserved.

2023 Annual Report Contact ir@blacksky.com ©BlackSky 2024. All rights reserved.